AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 2000

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                       RULE 13E-3 TRANSACTION STATEMENT

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 (/section/240.13e-3) thereunder)


                                AMENDMENT NO. 1
                            GOLDEN BEAR GOLF, INC.
                             (Name of the Issuer)

                             GOLDEN BEAR GOLF, INC.
                                 GB GOLF CORP.
                               JACK W. NICKLAUS
                     (Name of Person(s) Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   380975102
                     (CUSIP Number of Class of Securities)


                              STEPHEN S. WINSLETT
  SENIOR VICE PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                            11780 U.S. HIGHWAY ONE
                        NORTH PALM BEACH, FLORIDA 33408
                                (561) 626-3900
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:


                            EUGENE E. STEARNS, ESQ.
                            ALISON W. MILLER, ESQ.
           STEARNS WEAVER MILLER WEISSLER ALHADEFF & SITTERSON, P.A.
                      150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130
                                (305) 789-3200


This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.


c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                AMOUNT OF FILING FEE
                $1,878,722                              $376

* This calculation assumes the purchase of 2,504,962 shares of Class A Common Stock of Golden Bear Golf, Inc. at $0.75 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Transaction-Information Statement.

[x] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     1) Amount Previously Paid: $376

     2) Form or Registration No.: Schedule 13E-3 (File No. 5-49399)

     3) Filing Party: Golden Bear Golf, Inc.

     4) Date Filed: April 12, 2000


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

                                SCHEDULE 13E-3


     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 12, 2000 by and among Golden Bear Golf, Inc., a Florida corporation ("Golden Bear"), and GB Golf Corp., a Florida corporation ("Acquisition Corp."). Pursuant to the Merger Agreement, among other things, (a) Acquisition Corp. will be merged with and into Golden Bear with Golden Bear being the surviving corporation (the "Merger"), (b) each outstanding share of Class A Common Stock of Golden Bear (the "Class A Common Stock") will be converted into the right to receive
 .00000877 of a share of the common stock of the surviving corporation of the Merger ("Surviving Corporation Stock"); provided, however, that each shareholder that would otherwise be entitled to receive less than one full share of Surviving Corporation Stock will in lieu of fractional shares receive a cash payment in the amount of $0.75 per share of the currently outstanding Class A Common Stock. The Merger Agreement and the Merger have already been approved by the Board of Directors of each of the corporations and will be approved by the holders of a majority of Golden Bear's Class A Common Stock by written consent in lieu of a meeting in accordance with the provisions of Florida law.

     The terms and conditions of the Merger Agreement are described in the Information Statement filed herewith as Exhibit (d). A copy of the Merger Agreement is annexed to the Information Statement as Appendix A thereto and is incorporated by reference in Item 16(d) to this Transaction Statement. The responses and cross-references presented in the following table are supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Information Statement (including all appendices thereto) of the information required to be included in response to the items of this Transaction Statement. The information in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Information Statement and the exhibits thereto.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in "Summary Term Sheet" of the Information Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.


     (a) The issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Golden Bear Golf, Inc., a Florida corporation. The address of Golden Bear's principal executive offices is 11780 U.S. Highway One, North Palm Beach, Florida 33408 and its phone number is (561) 626-3900.


     (b)--(d) The information set forth in "Introduction" and "Market Price and Dividend Information" of the Information Statement is incorporated herein by reference.

     (e) and (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.


     (a)--(c) This statement is being filed by Golden Bear Golf, Inc., GB Golf Corp., and Jack W. Nicklaus. The information set forth in "Introduction," "Information Regarding Golden Bear" and "Information Regarding GB Golf" of the Information Statement is incorporated herein by reference. The address and phone number of each executive officer and director of Golden Bear Golf, Inc. and GB Golf Corp. are 11780 U.S. Highway One, North Palm Beach, Florida 33408 and (561) 626-3900, respectively. No executive officer or director of Golden Bear Golf, Inc. or GB Golf Corp. was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Except as disclosed in the Information Statement in "Special Factors--Background and Purpose of the Merger" and "Information Regarding Golden Bear--Legal Proceedings," no executive officer or director of Golden Bear Golf, Inc. or GB Golf Corp. was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each executive officer and director of Golden Bear Golf, Inc. and GB Golf Corp. is a citizen of the United States of America.


ITEM 4. TERMS OF THE TRANSACTION


     (a) The information set forth on the Cover Page and in "The Merger" and "Plans for Golden Bear and GB Golf Following the Merger" and Appendix A "Agreement and Plan of Merger" of the Information Statement is incorporated herein by reference.

     (c) The information set forth on the Cover Page and in "The Merger" and "Plans for Golden Bear and GB Golf Following the Merger" of the Information Statement is incorporated herein by reference.


     (d) The information set forth on the Cover Page and in "Appraisal Rights" and Appendix C "Selected Provisions of the Florida Business Corporation Act" of the Information Statement is incorporated herein by reference.

     (e) and (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in "Certain Relationships and Related Transactions" of the Information Statement is incorporated herein by reference.


     (b) and (c) Not applicable.

     (e) The information set forth on the Cover Page and in "Introduction," "Special Factors--Background and Purpose of the Merger" and "Interests of Certain Persons in Our Securities and the Merger" is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The securities acquired in the transaction will revert to authorized but unissued shares of Class A Common Stock.

     (c) The information set forth on the Cover Page and in "Introduction," "Plans for Golden Bear and GB Golf Following the Merger" and Appendix A "Agreement and Plan of Merger" of the Information Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


     (a)--(c) The information set forth in "Introduction" and "Special Factors--Background and Purpose of the Merger" of the Information Statement is incorporated herein by reference.

     (d) The information set forth on the Cover Page and in "Special Factors--Background and Purpose of the Merger," "Special Factors--Determination of the Board of Directors; Fairness of the Transaction," "The Merger," "Interests of Certain Persons in Our Securities and the Merger," "Plans for Golden Bear and GB Golf Following the Merger" and Appendix A "Agreement and Plan of Merger" of the Information Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.


     (a) and (b) The information set forth on the Cover Page and in "Special Factors--Determination of the Board of Directors; Fairness of Transaction" and "--Opinion of Financial Advisor" of the Information Statement is incorporated herein by reference.

     (c) The information set forth on the Cover Page and in "Special Factors--Background and Purpose of the Merger" of the Information Statement is incorporated herein by reference.

     (d) and (e) The information set forth on the Cover Page and in "Special Factors--Background and Purpose of the Merger" and "--Determination of the Board of Directors; Fairness of Transaction" of the Information Statement is incorporated herein by reference.


     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


     (a)--(c) The information set forth in "Special Factors--Determination of the Board of Directors; Fairness of Transaction" and "--Opinion of Financial Advisor" of the Information Statement is incorporated herein by reference.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a) The information set forth in "Special Factors--Background and Purpose of the Merger" and "The Merger--Source and Amount of Funds" of the Information Statement is incorporated herein by reference.


     (b) Not applicable.

     (c) The information set forth in "The Merger--Expenses" of the Information Statement is incorporated herein by reference.

     (d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in "Interests of Certain Persons in Our Securities and the Merger" of the Information Statement is incorporated herein by reference.


     (b) The information set forth on the Cover Page and in "Introduction," "Special Factors--Background and Purpose of the Merger" and "Interests of Certain Persons in Our Securities and the Merger" is incorporated herein by reference.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.


     (d) The information set forth on the Cover Page and in "Special Factors--Background and Purpose of the Merger," "The Merger" and "Interests of Certain Persons in Our Securities and the Merger" of the Information Statement is incorporated herein by reference.


     (e) Not applicable.

ITEM 13. FINANCIAL STATEMENTS.

     (a) The information set forth in "Selected Financial Data" and in the Consolidated Financial Statements of the Information Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) and (b) Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

     (b) The information set forth in the Information Statement and the Appendices attached thereto is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.


   (a)(3)(A)          Preliminary Information Statement.
   (a)(3)(B)          Final Judgment and Order of Dismissal with Prejudice dated March 29, 2000.
   (a)(3)(C)          Letter of Transmittal.
   (b)                Not Applicable.
   (c)(1)             Opinion of Morgan Stanley & Co. Incorporated is attached as Appendix B to the
                      Information Statement.
   (c)(2)             Presentation materials prepared by Morgan Stanley & Co. Incorporated, dated
                      November 1, 1999, for the Board of Directors of Golden Bear.
   (d)                Agreement and Plan of Merger, dated as of January 12, 2000 by and among Golden Bear and Acquisition Corp. is attached as Appendix A to the Information Statement.
   (e)                Not applicable.
   (f)                Text of Sections 607.1301, 607.1302 and 607,1320 of the Florida Business Corporation Act
                      is attached as Appendix C to the Information Statement.
   (g)                Not applicable.
   (h)                Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        GOLDEN BEAR GOLF, INC.

                                        By: /s/ Stephen S. Winslett
                                            ------------------------------------
                                            Stephen S. Winslett
                                            Senior Vice President, Chief
                                            Operating Officer and Chief
                                            Financial Officer
                                            June 8, 2000

                                        GB GOLF CORP.

                                        By: /s/ Stephen S. Winslett
                                            ------------------------------------
                                            Stephen S. Winslett
                                            President
                                            June 8, 2000

                                        JACK W. NICKLAUS

                                        /s/ Jack W. Nicklaus
                                        ----------------------------------------
                                        Jack W. Nicklaus
                                        June 8, 2000

                                                               EXHIBIT (A)(3)(A)

                             INFORMATION STATEMENT

                            GOLDEN BEAR GOLF, INC.

     We are sending this Information Statement on       to the holders of
record of our Class A Common Stock as of      , 2000 in connection with the
merger of GB Golf Corp., one of our wholly-owned subsidiaries, with and into Golden Bear Golf, Inc., with Golden Bear as the surviving corporation of the
merger. On      , 2000, we consummated the merger pursuant to the terms of an
Agreement and Plan of Merger dated as of      , 2000 by and among GB Golf and
us. We entered into the merger agreement pursuant to the terms of a court approved settlement agreement.

     On      , 2000, the owners of our outstanding Class B Common Stock converted all of their shares of Class B Common Stock into shares of our Class A Common Stock and approved the merger by written consent in lieu of a meeting. The approval of the merger by those shareholders was sufficient to approve the merger under the provisions of the Florida Business Corporation Act and our Articles of Incorporation and Bylaws. No action by the other holders of our Class A Common Stock is required to approve or consummate the merger, and we are not seeking any approval from you. We do not require and will not seek the approval of the settlement agreement or the merger by non-affiliated shareholders.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND US A PROXY.


     Pursuant to the terms of the merger agreement, holders of our Class A Common Stock are entitled to receive 1 share of Class A common stock of the surviving corporation for every 114,000 shares of our Class A Common Stock they held on the effective date of the merger. However, because we will not issue any fractional shares of the surviving corporation stock in the merger, any holder of less than 114,000 shares of our Class A Common Stock on the effective date will receive, in lieu of any fractional shares of the surviving corporation stock, a cash amount equal to $0.75 per share of Class A Common Stock held before the merger. We have received an opinion from our financial advisor that the terms of the merger are fair to you from a financial point of view. As provided by the terms of the court approved settlement agreement, we have structured the merger so that only the former holders of our Class B Common Stock will continue to hold shares of stock in the surviving corporation.


     In order to receive your cash payment for your shares after the merger, you must deliver a properly completed Letter of Transmittal together with the certificates representing your shares of Class A Common Stock to First Union National Bank, as paying agent, by mail, hand delivery, or overnight courier in the manner set forth in the Letter of Transmittal.

     This Information Statement also constitutes your notice of the availability to you of appraisal rights pursuant to Section 607.1302 of the Florida Business Corporation Act. If you do not wish to accept the cash payment you are entitled to receive in the merger, you have the right, if properly perfected, to seek a judicial appraisal of the "fair value" of your shares of Class A Common Stock, which could be less than or greater than the cash payment you would otherwise receive pursuant to the terms of the merger.

     This Information Statement also forms a part of a Schedule 13e-3 that we have filed with the Securities and Exchange Commission with respect to the merger.

     ALL OF OUR DIRECTORS, OTHER THAN MR. NICKLAUS, WHO DID NOT VOTE, APPROVED THE MERGER.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                The date of this Information Statement is      .

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                           -----
SUMMARY TERM SHEET ......................................................     i
FORWARD LOOKING STATEMENTS ..............................................     1
INTRODUCTION ............................................................     1
SPECIAL FACTORS .........................................................     2
  Background and Purpose of the Merger ..................................     2
  Determination of the Board of Directors; Fairness of the Transaction ..     4
  Opinion of Financial Advisor ..........................................     7
THE MERGER ..............................................................    12
  The Merger ............................................................    12
  Effective Time ........................................................    12
  Articles of Incorporation and Bylaws ..................................    12
  Directors and Officers ................................................    12
  Conversion of Securities ..............................................    12
  Closing of Stock Transfer Records .....................................    13
  Surrender of Stock Certificates .......................................    13
  Payment for Shares ....................................................    13
  Conditions ............................................................    13
  Expenses ..............................................................    13
  Source and Amount of Funds ............................................    14
  Material Federal Income Tax Consequences ..............................    14
  Accounting Treatment ..................................................    15
INTERESTS OF CERTAIN PERSONS IN OUR SECURITIES AND THE MERGER ...........    16
APPRAISAL RIGHTS ........................................................    16
PLANS FOR GOLDEN BEAR AND GB GOLF FOLLOWING THE MERGER ..................    18
MARKET PRICE AND DIVIDEND INFORMATION ...................................    20
SELECTED FINANCIAL DATA .................................................    21
SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION ......................    22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..........................    23
INFORMATION REGARDING GOLDEN BEAR .......................................    30
  Business ..............................................................    30
  Properties ............................................................    35
  Management ............................................................    36
  Legal Proceedings .....................................................    37
INFORMATION REGARDING GB GOLF ...........................................    38
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ..........................    38
INDEX TO FINANCIAL STATEMENTS ...........................................    F-1
AGREEMENT AND PLAN OF MERGER ............................................    A-1
OPINION OF MORGAN STANLEY & CO. INCORPORATED ............................    B-1
SELECTED PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT .............    C-1

                              SUMMARY TERM SHEET

Companies..................   Golden Bear Golf, Inc., a Florida corporation,
                              and GB Golf Corp., a Florida corporation and a wholly-owned subsidiary of Golden Bear. SEE
                              "INFORMATION REGARDING GOLDEN BEAR" and
                              "INFORMATION REGARDING GB GOLF."


Purpose....................   We are effecting the merger to comply with the
                              terms of a court-approved settlement agreement so that the holders of our Class A Common Stock other than holders affiliated with Jack W. Nicklaus, our Chairman, will receive cash for their securities.
                              SEE "SPECIAL FACTORS--BACKGROUND AND PURPOSE OF
                              THE MERGER."

Transaction................   A statutory merger of GB Golf with and into
                              Golden Bear under the Florida Business Corporation
                              Act. Golden Bear will survive the merger. SEE "THE
                              MERGER" and "APPENDIX A--AGREEMENT AND PLAN OF
                              MERGER."

Consideration..............   Each issued and outstanding share of Golden
                              Bear's Class A Common Stock will be converted into approximately 0.00000877 of a share of the Class A
                              Common Stock of the surviving corporation of the merger. However, no fractional shares will be issued and cash will be paid in lieu of fractional shares. If you would otherwise receive a fractional share as a result of the merger you will instead receive $0.75 for each share of Class
                              A Common Stock you owned on the effective date of the merger. SEE "THE MERGER."

Fairness Opinion...........   We have received an opinion from Morgan Stanley
                              & Co. Incorporated, our financial advisor, that the $0.75 cash consideration that we will pay to you in the merger is fair from a financial point of view to the holders of our Class A Common
                              Stock, other than Mr. Nicklaus and his affiliates.
                              SEE "SPECIAL FACTORS--OPINION OF FINANCIAL
                              ADVISOR" and "APPENDIX B--OPINION OF MORGAN
                              STANLEY & CO. INCORPORATED."

Source and Amount of
Funds and Expenses.........   We estimate that we will pay approximately $1.9
                              million to holders of our Class A Common Stock who will receive cash in the merger. We will fund these amounts from cash on hand. SEE "SPECIAL
                              FACTORS--BACKGROUND AND PURPOSE OF THE MERGER" and
                              "THE MERGER--SOURCE AND AMOUNT OF FUNDS." We will pay all expenses incurred in the merger. SEE "THE
                              MERGER--EXPENSES."

Effect.....................   As a result of the merger you will receive cash
                              in the amount of $0.75 for each share of Class A
                              Common Stock you held on the effective date of the merger and Golden Bear will revert to private ownership. Holders of our Class A Common Stock who are affiliated with Mr. Nicklaus will continue to hold shares of stock in the surviving corporation of the merger, and those shares will represent
                              100% of the outstanding equity interests of the surviving corporation after the merger. SEE "THE
                              MERGER" and "PLANS FOR GOLDEN BEAR AND GB GOLF
                              FOLLOWING THE MERGER."

Shareholder Approval.......   The Nicklaus-affiliated shareholders converted
                              all of their shares of our Class B Common Stock
                              into shares of our Class A Common Stock on      ,
                              2000 and approved the merger by written consent in
                              lieu of a meeting as permitted by Florida law.
                              Their shares represented      % of the vote
                              entitled to vote on the merger and accordingly no further action by our shareholders is required to approve the merger. We are not seeking your proxy or your approval of the merger. SEE "SPECIAL
                              FACTORS--BACKGROUND AND PURPOSE TO THE MERGER."


Appraisal Rights...........   Pursuant to the terms of the settlement
                              agreement, we have agreed to provide you with appraisal rights with respect to your Class A
                              Common Stock under the applicable sections of the Florida Business Corporation Act. If you properly perfect these rights these provisions will permit you to have the "fair value" of your Class A
                              Common Stock judicially determined and paid to you instead of the $0.75 per share paid in the merger.
                              In order to perfect your rights you must fully comply with the statutory procedures of Florida law. SEE "APPRAISAL RIGHTS" and "APPENDIX
                              C--SELECTED PROVISIONS OF THE FLORIDA BUSINESS
                              CORPORATION ACT."


Conditions to the Merger...   It was a condition to the merger that the merger
                              and the settlement agreement be approved by the United States District Court for the Southern
                              District of Florida. The Court approved the merger and settlement agreement on March 28, 2000. The merger was also subject to other customary conditions. SEE "THE MERGER" and "APPENDIX
                              A--AGREEMENT AND PLAN OF MERGER."

                          FORWARD LOOKING STATEMENTS


     This Information Statement contains forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with:

   /bullet/ the outcomes of the pending lawsuits against us and the resolution of potential claims by and outstanding issues with vendors, course owners and developers including the outcome and costs associated with the on-going Securities and Exchange Commission investigation;
   /bullet/ economic conditions generally;
   /bullet/ changes in interest rates, and the availability, cost and terms of financing;
   /bullet/ competition;
   /bullet/ risks associated with licensing activities including the risks associated with the operations of our licensees;
   /bullet/ changes in business strategy or development plans; and /bullet/ other factors discussed elsewhere in this Information Statement and in the documents that we file with the Securities and Exchange Commission.


     Many of these factors are beyond our control. Our actual results could differ materially from any forward-looking statements. In light of these risks and uncertainties, we can not assure you that the forward- looking information contained in this Information Statement will, in fact, occur. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents we file with the Securities and Exchange Commission.

                                 INTRODUCTION

     Since its formation, Golden Bear, together with our wholly-owned subsidiaries, has been engaged in the development, marketing and management of golf-related businesses including the licensing, distribution and sale of golf-related consumer products, the operation of golf instructional schools and the licensing of golf practice and instruction facilities. Through our various operating units, we have provided products and services primarily under the NICKLAUS, JACK NICKLAUS and GOLDEN BEAR brand names.

     Golden Bear was formed on June 7, 1996 to enter into an exchange agreement that we consummated on August 1, 1996, simultaneously with the closing of our initial public offering of our Class A Common Stock. Parties to the exchange agreement included a number of our affiliates as well as Golden Bear International, Inc., a privately owned company controlled by Jack Nicklaus, Chairman of our Board of Directors. Pursuant to the exchange agreement, we acquired all of the outstanding common stock of the other constituent companies of the reorganization (except Golden Bear International) in exchange for shares of our Class A and Class B Common Stock. In addition, we acquired specified assets and assumed specified liabilities of Golden Bear International in exchange for shares of our Class B Common Stock. We accounted for the transaction on a historical cost basis in a manner similar to a pooling of interests as we and the constituent companies to the reorganization had common stockholders and management. We have no equity interest in Golden Bear International.

     During 1998, we sold our wholly-owned subsidiary Golden Bear Golf Centers, Inc. and discontinued the construction operations conducted by our wholly-owned subsidiary Paragon Construction International, Inc. As a consequence of the termination of these activities, our remaining businesses include:


     /bullet/ licensing of branded products under the names
       /bullet/ NICKLAUS,
       /bullet/ JACK NICKLAUS and
       /bullet/ GOLDEN BEAR
     /bullet/ operating the NICKLAUS FLICK GAME IMPROVEMENT, and
     /bullet/ generating marketing fees related to Mr. Nicklaus' personal endorsements.


     In addition, on December 18, 1998, we entered into an agreement with Weitz Golf International LLC, a newly formed construction company, pursuant to which we provide marketing assistance in connection with the construction activities Weitz Golf offers. To date, we have not generated any revenues from these activities.


     As of May 4, 2000, we had 2,744,962 shares of our Class A Common Stock and 2,760,000 shares of our Class B Common Stock issued and outstanding. As a consequence of the conversion of our Class B Common Stock into Class A Common
Stock in connection with the merger, as of      , 2000 we had       shares of
Class A Common Stock and no shares of Class B Common Stock issued and outstanding. Our Class A Common Stock is traded on the NASD's OTC Bulletin Board under the symbol "JACK." On December 23, 1999, the last trading day prior to our announcement of the terms of the settlement and merger, the last
reported sales price of our Class A Common Stock was $0.50. On      , 2000, the
last reported sales price of our Class A Common Stock was $     .


                                SPECIAL FACTORS

BACKGROUND AND PURPOSE OF THE MERGER

     Based on a comprehensive review of construction projects of our wholly-owned subsidiary, Paragon Construction International, Inc. it was necessary for us to restate the financial statements for the year ended December 31, 1997 that we had previously filed with the Securities and Exchange Commission. Following our announcement that our financial statements needed to be restated, a number of class action complaints were filed against us and certain of our present and former officers and directors and the former president of one of our subsidiaries. One of the class action complaints also named Arthur Andersen LLP, our certified public accountants ("Andersen"), as a defendant. Those class actions were transferred to Judge Daniel T. K. Hurley of the United States District Court for the Southern District of Florida and that court entered an order consolidating the actions, designating class representatives and appointing class counsel pursuant to the provisions of the Private Securities Litigation Reform Act.

     On December 24, 1998, the plaintiffs filed their first Consolidated Class Action Complaint, naming as defendants Golden Bear, Jack W. Nicklaus, Richard
P. Bellinger, Jack P. Bates, Stephen S. Winslett, John Boyd, and Andersen. The Consolidated Complaint alleged claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Consolidated Complaint asserted claims on behalf of a class consisting of all persons, excluding the defendants and certain related persons and entities, who purchased shares of our Class A Common Stock during the period from April 30, 1997 through and including July 27, 1998.

     On December 22, 1999, the parties entered into a settlement agreement relating to the consolidated actions. In connection with the settlement, the plaintiffs filed a motion to allow the filing of their Second Amended Consolidated Complaint on behalf of a class of all persons, excluding the defendants, who purchased shares of our Class A Common Stock from the date of our public offering, August 1, 1996, through and including July 27, 1998. The Amended Consolidated Complaint included allegations of securities law violations under Sections 11, 12(2) and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, as well as common law claims.


     Under the terms of the settlement agreement, we established a settlement fund in the amount of $3.5 million to settle the class action litigation. We were responsible for contributing $2.5 million to the settlement fund; this amount was provided by our insurer. Pursuant to the settlement agreement, Andersen also agreed to contribute $1 million to the settlement fund. Additionally, we agreed to take the steps necessary to effectuate the transaction which is the subject of this Information Statement resulting in consideration payable to the public holders of shares of our Class A Common Stock of $0.75 in cash per share. As approved by the Court, plaintiffs' counsel will receive 30% of the settlement fund, payable out of the fund, and $125,250 payable by the Company, or an aggregate of $1,175,250 in legal fees from all sources.

     In connection with our entry into the settlement agreement, we also entered into a settlement with Andersen to resolve our claims against it. We had previously advised Andersen of our belief that Andersen violated its duty of care in connection with the professional services it provided to us and that our losses, in part, resulted from that failure of due care. Andersen vigorously denied a failure of due care on its part and vigorously denied that any of our losses resulted from anything Andersen did or failed to do. Notwithstanding the foregoing, in order to avoid protracted litigation, the parties entered into a settlement. Pursuant to the settlement, Andersen agreed to pay us $3.8 million in cash and waive approximately $750,000 in receivables due to Andersen from us. Andersen's payment to us of $3.8 million in cash is in addition to Andersen's $1 million contribution to the settlement fund. Pursuant to the terms of the settlement, plaintiffs' counsel will receive approximately $1,175,250 in legal fees.

     The terms and conditions of the settlement agreement including the amount of the settlement fund and the amount to be paid to the public shareholders in redemption and cancellation of their shares in the merger were the result of arms-length negotiations between the parties. The settlement was reached after months of discovery and negotiations. Plaintiffs' counsel stated that the decision to settle and the terms of settlement were reached after determining that the parties whose actions resulted in the restatement were not a likely source of recovery due to collectibility issues and that it would be very difficult to establish scienter against those parties who have sufficient resources. Further, the insurance coverage available was a $5 million "wasting" policy, a policy reduced by amounts paid as legal fees to defend the action and a policy which was, in any event, not available for intentional actions as might prove to be the case of those individuals whose actions resulted in the restatement. Plaintiffs' counsel stated in their court filings that concerns regarding our financial condition also contributed to the decision to settle the case. As stated by plaintiffs' counsel, it was unrealistic to expect a payment approximating market losses or damages given our financial condition and potential coverage issues. Further, as stated by plaintiffs' counsel, since we were essentially insolvent, a "going private" transaction which achieved the high end of any realistic evaluation of our common stock was preferable to continued litigation and a potential bankruptcy. Plaintiffs' counsel concluded that the settlement fund together with the cancellation and redemption of their shares in connection with the merger would permit the public shareholders to directly participate in the cash held by us, would eliminate their future exposure to risk, and was in the best interest of the public shareholders.


     On January 13, 2000 the United States District Court for the Southern District of Florida granted preliminary approval of the settlement and on March 28, 2000, the court approved the terms of the settlement and entered a final order and judgment. The court, in its order, adjudged that the settlement agreement is fair, reasonable and adequate to the class.

     The purpose of the merger transaction is to comply with the terms of the settlement agreement requiring that holders of our Class A Common Stock other than the former holders of our Class B Common Stock receive cash for their securities.


     On      , 2000, the owners of our outstanding Class B Common Stock converted all of their shares of Class B Common Stock into shares of our Class A Common Stock and approved the merger by written consent in lieu of a meeting. The approval of the merger by those shareholders was sufficient to approve the merger under the provisions of the Florida Business Corporation Act and our Articles of Incorporation and Bylaws. No action by the other holders of our Class A Common Stock is required to approve or consummate the merger, and we are not seeking any approval from you. We do not require and will not seek the approval of the settlement agreement or the merger by our non-affiliated shareholders.

DETERMINATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE TRANSACTION


     On November 1, 1999, the Board of Directors was advised by counsel on the status of the class action litigation and the terms of a proposed settlement. At that meeting, Morgan Stanley made a presentation to the Board on possible valuations of the Company and issues relating to valuation. Industry wide issues were reviewed as well as the limited liquidity of the stock. Also considered were potential issues with respect to the dependence on key individuals for golf instruction revenues and an individual licensee whose financial condition was problematic for continued licensing royalties.

     On December 20, 1999 our Board of Directors held a special meeting at which Morgan Stanley & Co. Incorporated, our financial advisor, made a presentation concerning the fairness of the cash consideration to be received by the public shareholders of Class A Common Stock in the merger and delivered their oral opinion that the amount of the cash consideration to be offered in the merger as provided for in the settlement agreement was fair from a financial point of view to those of our shareholders who will receive cash in the merger. Following Morgan Stanley's presentation and the delivery of their oral opinion all of our directors (other than Mr. Nicklaus who was not in attendance and did not vote) determined that the terms of the settlement and the contemplated merger are procedurally and substantively fair to holders of our Class A Common Stock and approved the terms of the merger and the merger agreement. In order to avoid any appearance of impropriety or undue influence, Mr. Nicklaus did not attend the meeting and did not participate in the vote on the settlement or merger. However, he did attend prior meetings leading up to resolution of the matters and did join in the settlements of both the class action litigation and the claim against Andersen. Mr. Nicklaus has indicated that, for the reasons stated by the Board, it is his belief that the merger is procedurally and substantively fair to our public shareholders. GB Golf, which is our wholly-owned subsidiary formed solely for the purpose of effecting the merger, has also made a determination based on such factors that the merger is both procedurally and substantively fair to our public shareholders.

     In reaching its conclusion that the merger is procedurally and substantively fair to, and in the best interests of, our public shareholders, the Board of Directors, Mr. Nicklaus and GB Golf considered, among other factors, the following factors which it considered to be positive factors supporting its determination that the merger is substantively and procedurally fair to, and in the best interests of, our public shareholders:

   /bullet/ the presentations by and the written opinion of the investment banking firm of Morgan Stanley delivered to the Board of Directors confirming that the $0.75 per share to be received by our public shareholders was fair to them from a financial point of view. The full text of the written opinion of Morgan Stanley which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached hereto as Appendix B and is incorporated herein by reference. We urge you to read that opinion in its entirety. See "--Opinion of Financial Advisor." The Board of Directors adopted the conclusions of Morgan Stanley in its determination that the merger is fair to our public shareholders. In its review of the analyses performed by Morgan Stanley, the Board of

     Directors did not place greater weight on any one of the separate analyses, but rather relied upon the summary and conclusions of Morgan Stanley that the analyses, taken as a whole, supported the conclusion that the $0.75 per share to be received by our public shareholders is fair to them from a financial point of view. Based on Morgan Stanley's expertise and experience in the evaluation of businesses in connection with transactions similar to the merger, its familiarity with our business, financial condition, results of operations and prospects, and its analyses and presentations related to the fairness opinion, the Board of Directors believes that Morgan Stanley's opinion as to the fairness of the cash consideration to be received by our public shareholders was correct.

   /bullet/ the negotiation and terms and conditions of the settlement agreement, including the terms and conditions of the merger agreement. In particular, the Board of Directors considered that:
     /bullet/ the terms of the settlement and the merger were the result of arms-length negotiations with the plaintiffs in the class action litigation, who are themselves holders of Class A Common Stock and will receive cash in the merger,
     /bullet/ the plaintiffs in the class action litigation believed that the buy-out of the public shareholders at $0.75 per share was in the best interests of those shareholders, since it would permit them to participate directly in the settlement funds that we would receive from Andersen, which funds would otherwise have been a corporate asset of ours, and that the redemption of their securities would end their exposure to our business and operational risks on a going-forward basis,
     /bullet/ the fact that the terms of the class action litigation settlement, which included the terms on which the publicly held shares would be redeemed and canceled, would be independently approved by the federal judge of the U.S. District Court for the Southern District of Florida after notice and hearing,
     /bullet/ the fact that the terms of the settlement agreement and the merger agreement provide that any holder of Class A Common Stock could dissent from the merger and, at our expense, pursue appraisal rights and be paid the judicially determined "fair value" of that shareholder's shares of Class A Common Stock, and the fact that those provisions of the settlement agreement and the merger agreement were included for the benefit of the public shareholders of the Class A Common Stock notwithstanding the fact that, under Florida law, they would otherwise have had no right to seek such an appraisal for their shares. See "Appraisal Rights", and

   /bullet/ the fact that the settlement and the merger were approved by all of our independent outside directors

   /bullet/ the fact that, since August 1999, the trading price of the Class A
     Common Stock had generally been at or below $0.75 per share, and that the trading price of the Class A Common Stock from the date of our initial public offering in August 1996 consistently trended downward, exacerbated in part by the delisting of the Class A Common Stock from the Nasdaq National Market System in July 1998.

   /bullet/ the relatively inconsistent and frequently low level of trading of the Class A Common Stock on the over-the-counter bulletin board.

   /bullet/ the amount of the cash consideration payable to holders of Class A
     Common Stock in the merger in light of our financial condition, results of operations, prospects and businesses, including the fact that the $0.75 per share cash consideration payable in the merger was substantially in excess of the ($3.03) fully diluted per share book value of the Class A Common Stock and Class B Common Stock at September 30, 1999, and the fact that the book value per share of the Class A Common Stock and Class B Common Stock had continued to decline in the period following September 30, 1999.

   /bullet/ the fact that our obligations are greater than our available cash and, that, we must rely on and will be utilizing our cash flow from operations, if any, to pay our liabilities as they come due.

   /bullet/ Our lack of equity capital, large liabilities and lack of meaningful business alternatives.

     The Board of Directors also considered, among other facts, the following factors which it considered to be negative factors in determining that the merger is fair to the holders of our Class A Common Stock who will receive cash in the merger:

   /bullet/ actual or potential conflicts of interest to which Mr. Nicklaus and his affiliates may be subject in connection with the merger. However, the Board of Directors believed that these conflicts were mitigated by the arms-length negotiations of the terms of the settlement agreement with the plaintiffs in the class action litigation and the fact that, in order to avoid any appearance of impropriety or undue influence, Mr. Nicklaus did not attend the meeting at which the settlement and the merger were approved or participate in the vote approving these matters.

   /bullet/ The fact that, under Florida law, the approval of our public shareholders would not be required to effect the merger and that we did not intend to seek the approval of those shareholders. The Board of Directors believed, however, that these factors were mitigated by the fact that, under the terms of the settlement agreement and the merger agreement, holders of Class A Common Stock would have available to them dissenter's appraisal rights with respect to the merger, notwithstanding that they otherwise would not have been entitled to those rights under Florida law.

     Our Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination that the terms of the merger are fair to holders of our Class A Common Stock. Our Board of Directors did not retain any unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the settlement agreement or the merger. However, a non-employee director designated by the Board did meet with counsel for the plaintiffs in the class action litigation who negotiated on behalf of the non-Nicklaus affiliated shareholders. These discussions concerned, among other things, the possible value of Golden Bear including the methodologies used to value our assets, the extent of Golden Bear's liabilities, the impossibility of quantifying those liabilities and uncertainties and the impact it might have on our future. Plaintiffs' counsel independently employed consultants and met with Morgan Stanley in connection with counsels' participation in the negotiations which resulted in the settlement agreement and the consideration to be paid to non-Nicklaus affiliated shareholders in the merger. We did not, directly or indirectly, receive any information from the consultants employed by plaintiffs' counsel.

     The structure of the merger was presented to us as an integral part of the overall settlement of the class action litigation. Plaintiffs' counsel required that we pay cash to our public shareholders in exchange for their shares of Class A Common Stock since that structure would permit the plaintiffs to participate directly in the cash settlement paid by Andersen, cash which would otherwise have been a corporate asset. Further, the cash redemption would end their exposure to our business and operational risks on a going forward basis. Because the structure of the merger was presented as an integral part of the overall settlement, the Board of Directors did not pursue alternative means to accomplish the purposes of the transaction. However, the Board considered that it was unlikely that we could be sold to a third party because of uncertainties with respect to our ongoing liabilities. A liquidation bankruptcy filing was also discussed but believed to jeopardize shareholder value based on the risks and uncertainties inherent in such scenarios.

     We believe that our method of arriving at the value of the cash consideration to be received in the merger by public shareholders of our Class A Common Stock is procedurally fair to them. As noted above, the value of the cash consideration was determined in arms-length negotiations with plaintiffs' counsel. Additionally, pursuant to the order of the United States District Court for the Southern District of Florida granting preliminary approval of the settlement agreement, on January 13, 2000 notice was given to all class members of the settlement and the terms of the settlement agreement, including the amount of the cash consideration that they would receive in the merger. The notice further specified that all class members would be provided with an opportunity to present any objections that they may have to the settlement or the terms of the settlement agreement at a hearing before the court prior to the court's approval of the settlement. Furthermore, as noted above, after the hearing, the court, in its order, adjudged that the settlement agreement was fair, reasonable and adequate to the class, and the merger will be consummated in order to comply with the court's order. Furthermore, under the terms of the settlement agreement and the merger agreement, any holder of Class A Common Stock that will receive cash in the merger, may elect to pursue, at our expense, dissenter's appraisal rights with respect to the merger and have the "fair value" of his or her shares judicially determined and paid by us. We granted holders of Class A Common Stock that will receive cash in the merger these rights notwithstanding the fact that, under Florida law, they would not otherwise be entitled to them.

     As a result of the merger we will be a private company owned entirely by Mr. Nicklaus and his family members. As a consequence of the merger, the Nicklaus affiliated shareholders will receive all of the potential benefits that result from owning our entire equity interest, and non-Nicklaus affiliated shareholders will receive none of those benefits. These benefits include:

   /bullet/ absolute discretion with regard to our future conduct and business,
   /bullet/ the benefits of any profits we generate, /bullet/ any increase in our value, and /bullet/ the benefits, if any, of the realization of our net operating loss (NOL) carryover.

Similarly, Nicklaus affiliated shareholders will bear the risk of any decrease in our value and liability for any future claims made against us, and non-Nicklaus affiliated shareholders will bear none of those risks.

     Although Morgan Stanley & Co. valued our NOL carryover at between $600,000 to $700,000, or $0.11 to $0.13 per share, Morgan Stanley noted that the NOL carryover is not transferable, may only be utilized by the existing company and that any benefit from the NOL carryover can only be derived if significant earnings in the entity are generated in the future. Accordingly, we do not believe it is possible to quantify the aggregate benefit that our Nicklaus affiliated shareholders may receive from the NOL carryover as a result of owning 100% of Golden Bear after the merger.

     Our Class A Common Stock is currently registered under the Securities Exchange Act of 1934, which requires that we furnish certain information to our shareholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of our shareholders. The SEC will terminate the registration of our Class A Common Stock upon our application to the SEC if our Class A Common Stock is not listed on a national securities exchange and if there are fewer than 300 holders of record of the Class A Common Stock. We intend to terminate the registration of our Class A Common Stock under the Securities Exchange Act of 1934, which would substantially reduce the information that we must furnish to our shareholders and to the SEC. It would also render certain provisions of the Securities Exchange Act inapplicable to us, including:

   /bullet/ requirements that we file periodic reports and financial statements with the SEC,
   /bullet/ requirements of the SEC's Rule 13e-3 with respect to "going private" transactions,
   /bullet/ requirements that our officers, directors and ten-percent shareholders file certain reports concerning their ownership of our equity securities and
   /bullet/ provisions that we may recapture any profit that those officers, directors and stockholders realize through purchases and sales of our equity securities within any six-month period.

     We believe that returning to private ownership will eliminate the substantial general and administrative costs attendant to our status as a reporting company under the Securities Exchange Act of 1934. In addition to the time our management spends and the legal, accounting and other expenses we incur in the preparation of our annual and other periodic reports are considerable. These costs include:

   /bullet/ the preparation and review of our periodic reports to the SEC, /bullet/ legal and accounting fees relating to those reports, /bullet/ the annual fees we pay our transfer agent, /bullet/ directors' fees and
   /bullet/ costs associated with communications with shareholders.

Additionally, we believe that required public disclosures under the Securities Exchange Act of 1934 may give our competitors certain information and insights about our operations which may help them compete against us.


OPINION OF FINANCIAL ADVISOR

     The full text of the written opinion of Morgan Stanley, which sets forth the assumptions made, matters considered and limitations of the reviews undertaken, is attached as Appendix B and is incorporated herein by reference. A copy of the opinion is also available for inspection at our executive offices. We urge you to read the opinion carefully in its entirety. Morgan Stanley's opinion is directed only to the fairness of the merger price to you, from a financial point of view, and does not address any other aspect of the transaction. The following discussion is qualified in its entirety by reference to the full text of the opinion.

  INTRODUCTION

     Morgan Stanley acted as our financial advisor in connection with the settlement agreement and the merger, and assisted our Board in its examination of the fairness, from a financial point of view, of the consideration to be paid to the holders of our Class A Common Stock that will receive cash in the merger. Morgan Stanley is one of the nation's largest investment banking and financial advisory firms and has provided valuation and financial advisory services to clients for over 60 years. The Board of Directors selected Morgan Stanley as our financial advisor based upon their experience, ability and reputation.

     On December 20, 1999, Morgan Stanley delivered its oral opinion to our Board to the effect that, as of that date, the consideration to be paid by us to the holders of our Class A Common Stock that will receive cash in the merger is fair, from a financial point of view.

     In arriving at its fairness opinion, Morgan Stanley reviewed, among other items, the following information concerning us: our public financial statements included in our Annual Reports on SEC Form 10- K for the fiscal years ended December 31, 1998, 1997 and 1996 and our quarterly reports on SEC Form 10-Q for the periods ended March 31, June 30 and September 30, 1999; and certain other internal operating reports and cash flow schedules prepared by our management. Morgan Stanley also reviewed our historical stock market prices and trading volume and the terms of the settlement agreement.

     Morgan Stanley also reviewed industry and financial information, which included, among other items, financial and stock market data relating to publicly held companies and trading indexes which Morgan Stanley deemed relevant for comparative purposes to us, and selected minority buy-out or "going private" transactions which have occurred since May 1996. All industry information and data on public companies and trading indexes used in Morgan Stanley's analysis were obtained from regularly published industry and investment sources. In addition, Morgan Stanley held discussions with our senior management regarding past, current, and projected operations. Morgan Stanley also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Morgan Stanley also met independently with the attorneys representing the plaintiffs in the class action litigation and considered the views of class counsel in connection with rendering its opinion.

     In performing its analysis and rendering its opinion with respect to the merger, Morgan Stanley relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including our management, and did not attempt to independently verify any such information. Morgan Stanley noted that nothing came to its attention in the course of its analysis to make Morgan Stanley believe that it is not reasonable to rely on the information described above, including the schedules and reports of our management. Morgan Stanley's opinion further assumes that information supplied and representations made by our management regarding us and the background and terms of the merger are substantially accurate. Morgan Stanley's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of December 20, 1999. We did not place any limitation upon Morgan Stanley with respect to the procedures followed or factors considered in rendering its opinion.

  SUMMARY

     In preparing its opinion to our Board, Morgan Stanley performed a variety of financial and comparative analyses regarding our valuation including (i) a "sum-of-the-parts" valuation of five identified "pockets of value" and (ii) a review of recent minority buy-out or "going private" transactions. In addition, Morgan Stanley conducted other studies, analyses and investigations as it deemed appropriate for purposes of its opinion.


     "SUM-OF-THE-PARTS" ANALYSIS. Morgan Stanley performed a theoretical "sum-of-the-parts" analysis of five identified "pockets of value," calculating the value of each "pocket" using a methodology Morgan Stanley deemed appropriate. The five "pockets of value" identified were our:

   /bullet/ existing and ongoing business,
   /bullet/ costs associated with liquidating our discontinued operations, /bullet/ net operating loss carryover as it may be applied to our future earnings,
   /bullet/ referral fees that we may receive from Weitz Golf, and /bullet/ proceeds from our settlement with Andersen.


     ONGOING BUSINESS. Morgan Stanley valued our ongoing business using a comparable company analysis and a discounted cash flow analysis. In the comparable company analysis, Morgan Stanley selected a set of publicly traded companies based on comparability to us. Although none of the companies selected was exactly similar to us, these companies share many of our operating characteristics and are affected by many of the same economic forces. The value of our ongoing business was derived from the rate at which those companies are capitalized in the market. Using publicly available information, Morgan Stanley analyzed historical financial performance, stock prices and resulting valuation multiples for the following golf-related companies: Ashworth, Cutter & Buck, Hartmax, Sport-Haley, Family Golf Centers, Calloway Golf, Adams Golf, Teardrop Golf, Coastcast, Aldila, Golf Trust of America and National Golf Properties.

     Morgan Stanley compared our projected financial performance for the year 2000 with the projected financial performance of the comparable companies for the year 2000. Comparative statistics revealed per share ratios of price to projected year 2000 earnings of from 2.2x to 14.9x, with a mean of 8.0x for apparel companies, 10.4x for golf equipment companies and a total mean of 9.2x.

     Based upon a ratio of 7.0x to 8.0x and management estimates of our year 2000 earnings, Morgan Stanley valued our ongoing business at approximately $3.2 million to $3.7 million, or $0.58 to $0.67 per share.

     Morgan Stanley also performed a discounted cash flow analysis of the projected free cash flows of our ongoing business. Free cash flow was defined as cash that is available to either reinvest in new business or to distribute to investors. The projected free cash flows are discounted to the present at a rate which reflects the relative risk associated with these flows as well as the rates of return which investors could expect to realize on alternate investment opportunities.

     Our projected free cash flows were based on projected revenues, net income, working capital and capital expenditure requirements over the next five years. Morgan Stanley discounted the resulting projected free cash flows at weighted average rates of 13% to 14%. The discount range reflects among other things, industry risks, our relatively small capitalization and the current rates of return required by equity and debt investors generally. The analysis resulted in a control price or the price a fully informed buyer would pay for all of our common stock, without consideration of risks associated with our contingent liabilities. The analysis yielded an aggregate control price range of $5.2 million to $5.6 million or $0.99 to $1.02 per share.


     Taking into consideration both the comparable companies analysis and the discounted cash flow analysis, Morgan Stanley valued our ongoing business at $4.0 to $4.5 million. This "consensus value" was the result of a judgment and is a premium to the trading value from the comparable company analysis and a discount to the theoretical intrinsic value from the discounted cash flow analysis.

     Further, as indicated, the foregoing did not take into consideration or deduct any amounts for future potential liabilities or unasserted claims based on the fact that such liabilities are at this time impossible to quantify. While Golden Bear has accrued for all known estimable liabilities in accordance with generally accepted accounting principles, no reserve or accrual has been provided for inestimable contingent liabilities. The liabilities include creditors' claims and project owner claims as well as costs and liabilities associated with the SEC investigation. Actions can be brought against us at any time prior to the expiration of the applicable statute of limitations and we will continue to be subject to all claims and liabilities that may be properly asserted in the future.

     DISCONTINUED OPERATIONS. Morgan Stanley valued the liquidation costs of our discontinued operations by calculating the net present value of the net negative cash outflows over the next five years from the liquidation of the assets and the repayment of the liabilities of our discontinued operations. The liquidation cash inflows (outflows) by category were as follows (amounts in thousands):

                                             1999          2000           2001           2002           2003           TOTAL
                                         -----------   ------------   ------------   ------------   ------------   ------------
 Equipment creditors .................    $    (23)      $   (489)      $   (489)      $   (311)      $   (304)     $  (1,617)
 Subcontractors and vendors ..........      (1,544)        (1,980)          (547)          (537)          (824)        (5,431)
 Project owners ......................         453           (486)          (484)          (296)        (2,496)        (3,308)
                                          --------       --------       --------       --------       --------      ---------
Total liquidation payments ...........    $ (1,114)      $ (2,954)      $ (1,520)      $ (1,143)      $ (3,624)     $ (10,356)
                                          ========       ========       ========       ========       ========      =========

For this purpose, Morgan Stanley used the same discount rates of 13% to 14% as for our ongoing business, and, using these rates, Morgan Stanley calculated an implied net negative valuation of $7.0 million to $7.5 million for the liquidation costs associated with our discontinued operations, or $(1.27) to $(1.36) per share.


     NET OPERATING LOSSES. Morgan Stanley valued our Net Operating Loss ("NOL") carryover by discounting the amount of our NOL carryover to present value at discount rates of 14% to 15%. In addition to the factors outlined above, the higher discount rates for our NOL carryover reflects Morgan Stanley's judgement that our NOL carryover would be of benefit primarily to equity holders and consequently require a higher level of financial return. Assuming management's base case projection of taxable earning and range of long-term growth rates from 3% to 5%, the discounted valuation analysis yielded a valuation of our NOL carryover of $600,000 to $700,000, or $0.11 to $0.13 per share. However, it was noted that the NOL carryover is not transferable, may only be utilized by the existing company and that any benefit from the NOL carryover can only be derived if significant earnings in the entity are generated in the future.

     WEITZ GOLF. Morgan Stanley valued the stream of payments we expect to receive from Weitz Golf in connection with our relationship with Weitz Golf by discounting the expected payment stream to present value. Morgan Stanley applied discount rates ranging from 19% to 20% to reflect the higher rate of risk related to non-control investments in start-up companies, the higher risks associated with the construction business and to reflect the fact that no significant payments are expected until 2001.

These discount rates implied a present valuation of the payments of $1.7 million to $2.0 million, or $0.31 to $0.37 per share. However, it was noted that to date, there were no cumulative net profits from the operations of Weitz Golf and there is no assurance that net profits will be generated in the future.

     CLAIMS AGAINST ANDERSEN. Morgan Stanley valued the proceeds that we would realize from the settlement of our claims against Andersen at their cash value after giving effect to anticipated transaction and legal costs and payables. These claims were valued at $4.0 million, or $0.73 per share.

     Adding together the "sum-of-the-parts" as described above, Morgan Stanley concluded that our total valuation was between $2.8 million and $4.2 million, or $0.51 to $0.76 per share, before considering and without taking into account our contingent liabilities. Based upon the "sum-of-the-parts" analysis, it is Morgan Stanley's opinion that the valuation implied by the cash merger consideration is fair from a financial point of view.


     COMPARABLE TRANSACTIONS ANALYSIS. Morgan Stanley also reviewed 38 publicly announced minority buy-out or "going private" transactions that had been completed or were in the process of completion from May 1996 through the date of their presentation to the Board. The median premium that was offered over the trading price of the subject company before the announcement date of the acquisition was 21.8%. The cash merger consideration of $0.75 per share represents a premium of approximately 50% over the trading price of our Class A Common Stock prior to the announcement of the merger. During the first quarter of 2000, our Class A Common Stock reached a high bid quotation of approximately $0.81 on one day (January 12, 2000). The average bid during the quarter was $0.61. Based on the comparable transactions analysis, it is Morgan Stanley's view that the valuation implied by the merger consideration is fair from a financial point of view.


     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying Morgan Stanley's fairness opinion. In arriving at its fairness opinion, Morgan Stanley considered the results of all such analyses taken as a whole. Furthermore, in arriving at its fairness opinion, Morgan Stanley did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. No company or transaction used in the above analyses as a comparison is identical to us or the merger. The analyses were prepared solely for purposes of Morgan Stanley providing its opinion to our Board as to the fairness of the consideration to be received by the holders of our Class A Common Stock that will receive cash in the merger from a financial point of view, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses are based upon numerous factors or events beyond our control, its advisors or any other person, and are inherently uncertain. Actual future results may be materially different from those forecasts. Further, as indicated, the amounts discussed were before consideration of and without reduction for amounts attributable to our contingent liabilities. The impact of such contingent liabilities are not currently quantifiable but could have a material adverse impact on us and our future results.

  FEE AND OTHER INFORMATION

     Our Board of Directors retained Morgan Stanley under an engagement letter dated May 13, 1999. As compensation for its services as financial advisor to us in connection with the settlement and the merger, we agreed to pay Morgan Stanley a fee of $150,000. No portion of the fee payable to Morgan Stanley was contingent upon the conclusion reached in its opinion. In addition, we have agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify Morgan Stanley against certain liabilities, including liabilities under the federal securities laws, relating to, arising out of or in connection with its engagement.

                                  THE MERGER

     The following discussion is a summary of the material provisions of the merger. This summary and all other discussions of the terms of the merger and the merger agreement included elsewhere in this Information Statement are qualified in their entirety by reference to the full text of the merger agreement, a copy of which is attached hereto as Appendix A and incorporated in this Information Statement by reference.

  THE MERGER

     Pursuant to the merger agreement, upon our filing of Articles of Merger with the Florida Secretary of State, we merged with GB Golf in accordance with the applicable provisions of the Florida Business Corporation Act. The merger will have the effects specified under Section 607.1106 of the Florida Business Corporation Act. GB Golf does not have any assets or conduct any business other than as may be necessary for it to satisfy its obligations under the merger agreement.

  EFFECTIVE TIME

     The merger became effective upon the filing of the Articles of Merger in accordance with Florida law.

  ARTICLES OF INCORPORATION AND BYLAWS

     The merger agreement provides that the Articles of Incorporation and Bylaws of Golden Bear immediately prior to the merger will be the Articles of Incorporation and Bylaws of the surviving corporation.

  DIRECTORS AND OFFICERS

     The merger agreement provides that the members of GB Golf's Board of Directors immediately prior to the merger will be the members of the Board of Directors of the surviving corporation after the merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Articles of Incorporation and the Bylaws of the surviving corporation. Additionally, the officers of GB Golf immediately prior to the merger will be officers of the surviving corporation after the merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the surviving corporation. Our current outside directors will not continue to serve as directors of the surviving corporation after the merger.

  CONVERSION OF SECURITIES

     The merger agreement provides that, at the effective time of the merger each share of our Class A Common Stock outstanding immediately prior to merger, other than those held by GB Golf or any of its subsidiaries will, without any action on the part of any holder thereof, be automatically converted into approximately .00000877 of a share of the Class A common stock of the surviving corporation. However, no fractional shares will be issued in the merger and, accordingly, any shareholder who is entitled to receive less than 1 share of surviving corporation common stock (i.e. any shareholder owning less than 114,000 shares of Class A Common Stock on the effective date of the merger) will instead receive cash in the amount of $0.75 (without interest thereon) for each share of our Class A Common Stock outstanding on the date of the merger, subject only to the right to seek an appraisal of their shares granted herein.

     As a result of the merger, if you have not perfected your appraisal rights under the Florida Business Corporation Act, you will cease to have any rights with respect to your shares, except the right to receive the cash payment due to you upon surrender of your share certificates as described below under the caption "The Merger--Surrender of Stock Certificates."

     In accordance with the terms of the settlement, the exchange ratio for the merger was selected to insure that the former holders of our Class B Common Stock will not receive cash in the merger.

  CLOSING OF STOCK TRANSFER RECORDS

     We will make no transfers of shares of our Class A Common Stock on our stock transfer books after the close of business on the day prior to the date of the merger.

  SURRENDER OF STOCK CERTIFICATES

     We have appointed First Union National Bank as paying agent to process the surrender of Class A Common Stock certificates and to make the cash payments provided for by the merger agreement. Pursuant to the settlement agreement, we will make the settlement fund available to the paying agent in order to pay the cash amounts due to the holders of our Class A Common Stock.

     A Letter of Transmittal will be provided to you with instructions for use in effecting the surrender of your stock certificates in exchange for the cash payment due to you pursuant to the merger. In order to receive your cash payment you must complete the Letter of Transmittal (or a facsimile thereof) and deliver it with your stock certificate and any other documentation required by the Letter of Transmittal to the paying agent in the manner set forth in the Letter of Transmittal.

     Upon your surrender of your stock certificate to the paying agent together with a duly executed Letter of Transmittal and any other documentation required by the Letter of Transmittal, the paying agent will pay you the cash payment due to you under the terms of the merger.

     YOU WILL CHOOSE THE METHOD BY WHICH YOU DELIVER YOUR LETTER OF TRANSMITTAL, STOCK CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS TO THE PAYING AGENT, AND THAT DELIVERY WILL BE AT YOUR RISK. IF YOU SEND YOUR LETTER OF TRANSMITTAL, STOCK CERTIFICATES AND OTHER DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU SEND THEM BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED.

     YOU SHOULD NOT MAIL YOUR STOCK CERTIFICATES TO THE PAYING AGENT WITHOUT THE LETTER OF TRANSMITTAL.

  PAYMENT FOR SHARES

     Pursuant to the settlement agreement, we have established an escrow account at First Union National Bank, the paying agent for the merger, with sufficient funds to complete the merger transaction.

  CONDITIONS

     Our obligations to effect the merger were subject to the satisfaction or waiver, prior to the effective date of the merger, of the following:

   /bullet/ no statute or rule or injunction shall prevent the merger, /bullet/ all governmental approvals required to consummate the merger have been received, and
   /bullet/ the settlement agreement shall have received the final approval of the United States District Court for the Southern District of Florida.

  EXPENSES

     We estimate that we will pay approximately $1.9 million to holders of our Class A Common Stock as consideration for the merger. The merger agreement provides that we will also bear all expenses incurred in connection with the merger. We will pay the paying agent reasonable and customary compensation for its services and will reimburse the paying agent for its reasonable out-of-pocket expenses.

     We estimate that the amounts required and the expenses we will incur in connection with the merger are as follows:


   Aggregate merger consideration ......................    $ 1,878,722
   Legal fees and expenses(1) ..........................        200,000
   Other professional fees and expenses ................        180,000
   Printing, mailing and distribution expenses .........        100,000
   Paying agent fees and expenses ......................          8,000
   SEC filing fees .....................................            376
   Miscellaneous fees and expenses .....................        132,902
                                                            -----------
   Total ...............................................    $ 2,500,000
                                                            ===========

----------------
(1) Including fees paid to plaintiffs' counsel in connection with the agreement in the settlement to effect the merger transaction, but not the fees paid in connection with the overall settlement or the establishment or the settlement fund.

  SOURCE AND AMOUNT OF FUNDS

     We will provide all amounts required to make the cash payments to the holders of our Class A Common Stock, whether pursuant to the merger or in connection with their exercise of dissenters' appraisal rights. We will fund these amounts from cash on hand which includes the amounts received on the settlement of our claims against others. See "Legal Proceedings."

  MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material United States federal income tax consequences of the merger to persons who are holders of our Class A Common Stock (including the consequences of their receipt of any cash amounts pursuant to the exercise of appraisal rights). This summary is for your general information only and deals only with holders who hold their shares of Class A Common Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986. Your tax treatment will vary depending upon your particular situation, and this summary does not purport to deal with all aspects of taxation that may be relevant to you in light of your particular investment or tax circumstances, or to certain shareholders that are subject to special treatment under the federal income tax laws, including, without limitation:

   /bullet/ life insurance companies,
   /bullet/ certain financial institutions,
   /bullet/ broker-dealers,
   /bullet/ shareholders holding our Class A Common Stock
     /bullet/ as part of a conversion transaction, /bullet/ as part of a hedge or hedging transaction, or /bullet/ as a position in a straddle for tax purposes,
   /bullet/ tax-exempt organizations,
   /bullet/ foreign corporations,
   /bullet/ foreign partnerships and
   /bullet/ persons who are not citizens or residents of the United States.

In addition, this discussion may not apply to you if you received your shares of Class A Common Stock pursuant to the exercise of employee stock options or otherwise as compensation.

     We do not intend to seek a ruling from the Internal Revenue Service with respect to any of these tax consequences, and we can not assure you that future changes in applicable law or administration and judicial interpretations thereof will not adversely affect the tax consequences discussed herein or that there will not be differences of opinion as to the interpretation of applicable law. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     The receipt by you of cash in cancellation of your Class A Common Stock pursuant to the merger (or any cash amounts you received pursuant to the exercise of your appraisal rights) will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, you will recognize gain or loss equal to the difference between your adjusted tax basis in your Class A Common Stock converted in the merger and the amount of cash you receive for those shares. You must determine your gain or loss separately for each "block" of your Class A Common Stock that is converted to cash in the merger. For these purposes we use the term "block" to mean all shares of Class A Common Stock that you acquired at the same cost in a single transaction.

     Your gain or loss generally will be capital gain or loss and will be long-term gain or loss if, on the date of the merger, you have held your shares for more than one year. Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for one year or less will be subject to tax at the ordinary income tax rates. In addition, if you are a corporate taxpayer, the capital gain you recognize will continue to be subject to tax at the ordinary corporate income tax rates applicable to you. The deductibility of capital losses is subject to certain limitations.

     Our payment to you in connection with the merger may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if you:

   /bullet/ fail to furnish us with your social security number or other taxpayer identification number,
   /bullet/ furnish us with an incorrect identification number, /bullet/ fail to report interest or dividends properly, or /bullet/ under certain circumstances, fail to provide a certified statement, signed under penalties of perjury, that:
     /bullet/ the identification number you provided is your correct number and /bullet/ you are not subject to backup withholding.

Backup withholding is not an additional tax but merely an advance tax payment, for which you may obtain a refund to the extent it results in an overpayment of tax. Any amounts that we withhold from you under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability, if you furnish the required information to the IRS. You should know that, in addition to backup withholding, certain penalties apply for failure to furnish us with correct information and for failure to include the reportable payments in your income.

     This discussion of backup withholding may not apply to shares of Class A Common Stock that you acquired pursuant to certain compensation arrangements with us. Additionally, certain persons generally are exempt from backup withholding, including corporations and financial institutions. We urge you to consult with your own tax advisor as to your qualifications for exemption from backup withholding and the procedure for obtaining that exemption.

  ACCOUNTING TREATMENT

     The merger will be accounted for (under generally accepted accounting principles) as a purchase of the Class A Common Stock from non-Nicklaus affiliated shareholders by the surviving company. This means that the historical cost basis of our assets and liabilities will be carried forward with the aggregate cost, including expenses, of the stock purchase being accounted for as a charge to shareholder's equity.

         INTERESTS OF CERTAIN PERSONS IN OUR SECURITIES AND THE MERGER

     On      , 2000, Jack Nicklaus and members of his family converted all of the shares of our Class B Common Stock that they beneficially owned into an
equal number of shares of our Class A Common Stock. As of      , 2000 those
shareholders beneficially owned, in the aggregate      shares of our Class A
Common Stock constituting approximately      % of our Class A Common Stock and
no shares of our Class B Common Stock. Pursuant to the terms of the merger, the shares of Class A Common Stock held by Mr. Nicklaus and his family will remain outstanding and will, following the merger, constitute 100% of the outstanding capital stock.

     To our knowledge there are no contracts, arrangements, understandings or relationships in connection with the merger or our Class A Common Stock other than the merger agreement, the settlement agreement, the order of the United States District Court for the Southern District of Florida approving the settlement and our agreement with the paying agent.

     For a discussion of certain transactions between us and our affiliates see "Certain Relationships and Related Transactions" below.

                               APPRAISAL RIGHTS

     Pursuant to the terms of the settlement agreement, we have agreed to make available to each holder of our Class A Common Stock who does not wish to receive the cash payment to which he or she would otherwise be entitled under the terms of the merger, appraisal rights consistent with the provisions of
Section 607.1320 of the Florida Business Corporation Act. If you wish to dissent from the merger and you properly perfect your appraisal rights you will be entitled to have the "fair value" of your shares of Class A Common Stock judicially determined as of the day prior to the date on which the former holders of our Class B Common Stock converted their shares into our Class A Common Stock and authorized us to consummate the merger. We will then pay you that judicially determined "fair value" in exchange for your shares.

     In order to perfect your appraisal rights, you must fully comply with the statutory procedures of Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act summarized below. Those sections are attached as Appendix C to this Information Statement. We urge you to read those sections in their entirety and to consult with your legal advisors. We caution you that the failure on your part to adhere strictly to the requirements of Florida law in any regard will result in the forfeiture of your appraisal rights.

     To exercise your appraisal rights, you must file with us a written notice of your election to dissent within twenty days from the date of this Information Statement. YOU WILL FORFEIT YOUR APPRAISAL RIGHTS IF YOU DO NOT FILE YOUR ELECTION TO DISSENT WITHIN THE TWENTY-DAY PERIOD.

     Your election to dissent must state:

     /bullet/ your name and address,
     /bullet/ the number shares as to which you dissent and /bullet/ a demand for payment of the fair value of your shares.

     If you file an election to dissent:

   /bullet/ you must deposit the certificate(s) representing your shares with us when you file your election,
   /bullet/ you will be entitled only to payment pursuant to the procedure set forth in the Florida Business Corporation Act and /bullet/ you will not be entitled to vote or to exercise any other rights of a shareholder of Golden Bear.

     You may withdraw your notice of election at any time before we make an offer to purchase your shares as described below. If you withdraw your notice of election, you will lose your right to pursue appraisal rights, and you will again have the rights you had prior to the filing of your notice of election.

     If you make a demand to us as described in this section:

   /bullet/ we may restrict the transfer of your shares from the date youfile your election,
   /bullet/ within ten days after the period in which you may file your notice of election to dissent expires, we will make a written offer to you to pay for your shares at a specified price that we deem to be the fair value of those shares and
   /bullet/ we will deliver to you with our offer our:
     /bullet/ balance sheet as of the latest available date and /bullet/ profit and loss statement for the twelve-month period ended on the date of the balance sheet that we provide you.

     We intend to offer to purchase the shares held by any shareholder that properly perfects his or her appraisal rights for an amount equal to $0.75 per share, which is the same amount that we have agreed to pay to shareholders pursuant to the terms of the merger agreement.

     After we make our offer to you, you will have thirty days to accept it. If you accept it within that thirty-day period we will pay you for your shares within ninety days of the date of our offer. When we pay you the agreed value you will cease to have any further interest in your shares.

     If we do not offer to purchase your shares, or if you do not accept our offer within thirty days from the day we make it, then you will have sixty days from the effective date of the merger to demand that we file an action in any court of competent jurisdiction in Palm Beach County, Florida, to determine the fair value of your shares. We will have thirty days from the day we receive your demand to initiate the action. We may also commence the action on our own initiative at any time within the sixty-day period described above. If we do not initiate the action within the above-prescribed period, you may do so in our name.

     The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. If you have properly perfected your appraisal rights you will be made a party to the proceedings as an action against your shares, regardless of where you reside. We will serve you with a copy of the initial pleading, and, if you are a proper party to the proceeding, you will be entitled to a judgment against us for the amount of the fair value of your shares. If the court decides, in its discretion, you will also be entitled to an allowance for interest at any rate that the court may find fair and equitable. We will pay you the amount found to be due to you within ten days after the final determination of the proceedings, at which time you will cease to have any interest in your shares.

     The costs and expenses of the proceeding are determined by the court. The expenses will include reasonable compensation for, and expenses of, any appraisers, but will generally exclude the fees and expenses of counsel for, and experts employed by, any party. Generally, the costs and expenses of the proceeding will be assessed against us. However, if we make an offer to pay for your shares and the court finds that your refusal to accept our offer was arbitrary, vexatious or not in good faith, all or any part of those costs and expenses may be apportioned and assessed against you and any other dissenting shareholders who rejected our offer.

     If the court determines that the value of your shares materially exceeds the amount that we offered to pay for your shares then the court may, in its discretion, award to you a sum that the court determines to be reasonable compensation to any expert that you employed in the proceeding.

     Your successful assertion of your appraisal rights is dependent upon your compliance with all of the requirements described above. If you do not comply with any of those requirements you may fail to perfect your appraisal rights and lose the opportunity to be paid for your shares in an appraisal.

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS WE URGE YOU TO CONSULT YOUR OWN LEGAL ADVISER IF YOU ARE CONSIDERING DISSENTING FROM THE OFFER.

            PLANS FOR GOLDEN BEAR AND GB GOLF FOLLOWING THE MERGER


     In the future, we expect to carry on our ongoing business and to continue to attempt to increase our revenues, decrease costs associated with litigation and public company reporting and resolve outstanding business issues. As a result of the merger we will be a private company owned entirely by Mr. Nicklaus and his family members. As a consequence of the merger, the Nicklaus affiliated shareholders will receive all of the potential benefits that result from owning our entire equity interest and non-Nicklaus affiliated shareholders will receive none of those benefits. These benefits include:

   /bullet/ absolute discretion with regard to our future conduct and business,
   /bullet/ the benefits of any profits we generate, /bullet/ any increase in our value, and /bullet/ the benefits, if any, of the realization of our net operating loss (NOL) carryover.

Similarly, Nicklaus affiliated shareholders will bear the risk of any decrease in our value and liability for any future claims made against us and non-Nicklaus affiliated shareholders will bear none of those risks.

     Although Morgan Stanley & Co. valued our NOL carryover at between $600,000 to $700,000, or $0.11 to $0.13 per share, Morgan Stanley noted that the NOL carryover is not transferable, may only be utilized by the existing company and that any benefit from the NOL carryover can only be derived if significant earnings in the entity are generated in the future. Accordingly, we do not believe it is possible to quantify the aggregate benefit that our Nicklaus affiliated shareholders may receive from the NOL carryover as a result of owning 100% of Golden Bear after the merger.


     Our Class A Common Stock is currently registered under the Securities Exchange Act of 1934, which requires that we furnish certain information to our shareholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of our shareholders. The SEC will terminate the registration of our Class A Common Stock upon our application to the SEC if our Class A Common Stock is not listed on a national securities exchange and if there are fewer than 300 holders of record of the Class A Common Stock. We intend to terminate the registration of our Class A Common Stock under the Securities Exchange Act of 1934, which would substantially reduce the information that we must furnish to our shareholders and to the SEC. It would also render certain provisions of the Securities Exchange Act inapplicable to us, including:

   /bullet/ requirements that we file periodic reports and financial statements with the SEC,
   /bullet/ requirements of the SEC's Rule 13e-3 with respect to "going private" transactions,
   /bullet/ requirements that our officers, directors and ten-percent shareholders file certain reports concerning their ownership of our equity securities and
   /bullet/ provisions that we may recapture any profit that those officers, directors and stockholders realize through purchases and sales of our equity securities within any six-month period.

     We believe that reverting to private ownership will eliminate the substantial general and administrative costs attendant to our status as a reporting company under the Securities Exchange Act of 1934. In addition to the time our management spends and the legal, accounting and other expenses we incur in the preparation of our annual and other periodic reports are considerable. These costs include:

   /bullet/ the preparation and review of our periodic reports to the SEC, /bullet/ legal and accounting fees relating to those reports, /bullet/ the annual fees we pay our transfer agent, /bullet/ directors' fees and
   /bullet/ costs associated with communications with shareholders.

These costs do not include the salaries and time of our employees who devote attention to these matters. Additionally, we believe that required public disclosures under the Securities Exchange Act of 1934 may give our competitors certain information and insights about our operations which may help them compete against us.

     Except as disclosed in this section and elsewhere in this Information Statement we have no other present plans or proposals that relate to or would result in:

   /bullet/ the acquisition by any person of more of our securities, or the disposition of any of our securities,
   /bullet/ any extraordinary corporate transaction involving us, such as a merger, reorganization, liquidation or sale or transfer of a material amount of our assets,
   /bullet/ any material change in our present dividend policy or indebtedness or capitalization,
   /bullet/ any other material change in our corporate structure or business or /bullet/ any change in our Articles of Incorporation or Bylaws or any other actions which may impede the acquisition of control of us by any person.

     GB Golf's directors immediately prior to the effective time of the merger will be the directors of the surviving company of the merger. Additionally, the executive officers of GB Golf immediately prior to the effective time will be the officers of the surviving company after the merger until their successors are duly elected or appointed and qualified. Our outside directors will no longer serve as directors of the surviving company.

                     MARKET PRICE AND DIVIDEND INFORMATION


     We issued our Class A Common Stock, in our initial public offering on August 1, 1996. Our Class A Common Stock was traded on the NASDAQ Stock Market under the symbol "JACK" until July 28, 1998, at which time the NASD suspended trading of our stock. Effective on August 18, 1998, the NASD delisted our stock from trading on the NASDAQ Stock Market. Our Class A Common Stock resumed trading on the over-the-counter bulletin board under the symbol "JACK" effective on August 20, 1998. The following table sets forth (i) for the period from January 1, 1998 to July 28, 1998, the high and low sales prices per share of the Class A Common Stock as reported by the NASDAQ Stock Market and (ii) for the period from August 20, 1998 through June 6, 2000, the high and low bid quotation per share of our Class A Common Stock.

                                                           2000                      1999                    1998
                                                  -----------------------   ----------------------   --------------------
                                                     HIGH          LOW         HIGH         LOW         HIGH        LOW
                                                  ----------   ----------   ----------   ---------   ---------   --------
First Quarter .................................   $0 13/16     $0 1/2       $3 1/2       $0 9/16     $10 1/8     $6 1/4
Second Quarter (through June 6, 2000) .........    0 3/4        0 17/32      1 1/2        0 3/4        9 1/2      5
Third Quarter(1) ..............................                              1 1/4        0 5/8        5 3/8      0 3/4
Fourth Quarter ................................                              0 15/16      0 7/16       1 1/4      0 3/8

----------------
(1) For the period from July 28, 1999 until August 20, 1999 the NASD suspended trading in our Class A Common Stock and, accordingly, no sales were reported during that period.

     During the first quarter of 2000, our Class A Common Stock reached a high bid quotation of approximately $0.81 on one day (January 12, 2000). The average bid during the quarter was $0.61.

     As of the close of business on May 4, 2000, 2,744,962 shares of our Class A Common Stock were outstanding and we had approximately 606 registered shareholders of record.


     All of the outstanding shares of our Class B Common Stock prior to
conversion on        , 2000 were beneficially owned by members of the family of
Jack Nicklaus, Chairman of our Board of Directors, which includes: (i) Jack Nicklaus, Barbara Nicklaus and their estates, guardians, conservators, committees or attorneys-in-fact; (ii) each lineal descendant of Jack Nicklaus and Barbara Nicklaus and their respective guardians, conservators, committees or attorneys-in-fact; (iii) each entity controlled by such family members; and
(iv) each trustee, in its capacity, as such, of each trust established for the benefit of such family members.

     We have not declared any cash dividends on our Class A Common Stock or Class B Common Stock since our initial public offering. Moreover, we currently intend to retain any earnings to finance the operations our business and do not anticipate paying any cash dividends in the foreseeable future.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below was derived from the unaudited financial statements as of and for the three-month period ended March 31, 2000 and the audited financial statements as of and for the respective years ended December 31, and should be read in conjunction with"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Notes thereto, included in this Information Statement. In the opinion of our management, our unaudited financial statements as of and for the three month period ended March 31, 2000 contain all adjustments necessary for a fair presentation of our financial position and results of operations at that date and for that period. Financial results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year. In 1998, we sold our Golden Bear Golf Centers subsidiary and discontinued our Paragon subsidiary's construction operations. Accordingly, we have reclassified those operations and the financial activities associated with them as discontinued operations.

                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                            MARCH 31, ----------------------------------------------------------
                                                              2000       1999       1998         1997         1996        1995
                                                           ---------- --------- ------------ ------------ ------------ ---------
                                                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Total revenues ...........................................  $ 2,606   11,238     $  11,385    $  12,873     $ 10,792    $9,604
                                                            -------   ------     ---------    ---------     --------    ------
Operating costs and expenses:
 Operating expenses ......................................    1,844    6,923         7,722        7,691        6,458     6,366
 Compensation recorded on sale of shares
   to management(1) ......................................       --       --            --           --        3,000        --
 Corporate administration ................................    1,051    4,031         3,394        3,458        2,598     2,486
 Depreciation and amortization ...........................       57      270           319          417          221       134
                                                            -------   ------     ---------    ---------     --------    ------
   Total operating costs and expenses ....................    2,952   11,225        11,435       11,566       12,277     8,986
                                                            -------   ------     ---------    ---------     --------    ------
Operating income (loss) ..................................     (346)      14           (50)       1,307       (1,485)      618
                                                            -------   ------     ---------    ---------     --------    ------
Other income (expense) ...................................      (73)   4,654          (595)        (194)         188        (1)
                                                            -------   ------     ---------    ---------     --------    -------
Income (loss) from continuing operations before
 income taxes ............................................     (419)   4,668          (645)       1,113       (1,297)      617
Provision for income taxes ...............................       12       49           191           57           81        --
                                                            -------   ------     ---------    ---------     --------    ------
Income (loss) from continuing operations .................     (431)   4,619          (836)       1,056       (1,378)      617
Gain on sale of business segment .........................       --       --           969           --           --        --
Income (loss) from discontinued operations, net ..........      101    3,195       (30,585)     (25,755)      (1,053)      617
                                                            -------   ------     ---------    ---------     --------    ------
   Net income (loss) .....................................  $  (330)  $7,814     $ (30,452)   $ (24,699)    $ (2,431)   $1,234
                                                            =======   ======     =========    =========     ========    ======
Earnings per share--basic and diluted:
 Income (loss) from continuing operations ................  $ (0.08)  $ 0.84     $   (0.15)   $    0.19     $  (0.34)   $ 0.21
 Income (loss) from discontinued operations, net .........     0.02     0.58         (5.38)       (4.68)       (0.26)     0.20
                                                            -------   ------     ---------    ---------     --------    ------
   Net income (loss) per share ...........................  $ (0.06)  $ 1.42     $   (5.53)   $   (4.49)    $  (0.60)   $ 0.41
                                                            =======   ======     =========    =========     ========    ======
Pro forma earnings per share--basic and diluted(2):
 Income (loss) from continuing operations ................                                                  $  (0.31)   $ 0.26
 Income (loss) from discontinued operations, net .........                                                     (0.26)     0.20
                                                                                                            --------    ------
   Net income (loss) per share ...........................                                                  $  (0.57)   $ 0.46
                                                                                                            ========    ======
Weighted average common shares outstanding ...............    5,505    5,505         5,505        5,505        4,040     3,000
                                                            =======   ======     =========    =========     ========    ======

                                                                             AT DECEMBER 31,
                                          AT MARCH 31, ------------------------------------------------------------
                                            2000(3)       1999(3)        1998          1997        1996      1995
                                         ------------- ------------ ------------- ------------- ---------- --------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficit) ..............   $  3,504      $ (2,883)    $ (17,105)    $ (12,442)   $20,593    $  368
Total assets ...........................      6,561         6,783         5,884        28,898     39,829     2,681
Long-term debt .........................      2,461         2,484         2,606           256         --        --
Shareholders' equity (deficit) .........     (9,406)       (9,076)      (16,890)       13,561     38,254     1,030

--------------
(1) Represents compensation deemed to have been received by certain executives in connection with their purchase of shares in Golf Centers.
(2) Pro forma earnings per share assumes pro forma income tax benefits of $127,000 and $135,000 included for the years ended December 31, 1996 and 1995, respectively, to show the effects on our operations as if the relevant entities comprising us had been C Corporations for income tax purposes for all of the years presented.
(3) See discussion regarding liquidity and shareholders' deficit in the notes to financial statements included elsewhere in this Information Statement.

              SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following selected unaudited pro forma financial information presents the condensed balance sheet of the Company as if the merger had occurred at March 31, 2000, adjusting for and giving effect to the repurchase of 2,504,962 shares of Class A Common Stock and other related costs and the payment of accrued legal and filing fees associated with the merger. You should read this together with the financial statements and accompanying notes of the Company included elsewhere in this Information Statement. The pro forma amounts in the table below are presented for your information and do not necessarily indicate what the financial position of the Company would have been had the merger occurred at March 31, 2000 or what the financial position of the Company will be after the merger.

                                                                        AT MARCH 31, 2000
                                                      -----------------------------------------------------
                                                                          ADJUSTMENTS-
                                                                            INCREASE
                                                         HISTORICAL        (DECREASE)          PRO FORMA
                                                      ---------------   ----------------   ----------------
Unaudited pro forma total assets ..................    $  6,560,938       $ (2,500,000)     $   4,060,938
Unaudited pro forma total liabilities .............      15,967,018           (320,413)        15,646,605
Unaudited pro forma shareholder's deficit .........      (9,406,080)        (2,179,587)       (11,585,667)
Unaudited pro forma total liabilities and
  shareholder's deficit ...........................    $  6,560,938         (2,500,000)     $   4,060,938

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following is a discussion of our financial condition and results of operations for the years ended December 31, 1999, 1998 and 1997 and the three months ended March 31, 2000 and 1999. This discussion and analysis should be read in conjunction with the Selected Financial Data and the accompanying Consolidated Financial Statements, and the related Notes thereto, which are included elsewhere in this Information Statement.


OVERVIEW

     We sold the stock of our wholly-owned Golf Centers subsidiary on July 20, 1998 and formally approved the discontinuance of the construction operations conducted by our subsidiary, Paragon Construction International, Inc., on October 26, 1998. Accordingly, the operations and financial activity associated with such businesses have been reclassified as discontinued operations. We are focused on our core businesses, which include the licensing of NICKLAUS, JACK NICKLAUS and GOLDEN BEAR branded products throughout the world, the operation of the NICKLAUS FLICK GAME IMPROVEMENT and managing the personal endorsement services provided by Jack Nicklaus. In addition, we continue to be involved in golf course construction through an agreement we entered into on December 18, 1998 with Weitz Golf International LLC, a construction company focused on building golf courses and clubhouses nationally and internationally. Under the terms of the agreement, Golden Bear, Golden Bear International and Jack Nicklaus will provide certain technical and marketing assistance in connection with the construction services offered by Weitz Golf, which include general contracting, design-build and construction management. The principal markets targeted for these services are developers and designers in the golf industry. Pursuant to the terms of the agreement, we are entitled to receive fees based on the cumulative profitability of Weitz Golf's operations and we will not offer construction services directly during the term of the agreement. We are entitled to receive 40% of the cumulative net profits, as defined, earned by Weitz Golf pursuant to the contracts it enters into during the term of the agreement. There were no cumulative net profits from the operations of Weitz Golf through December 31, 1999.


     Based on our comprehensive review during 1998 of our Paragon subsidiary's construction projects, it was necessary for us to restate certain financial statements we had previously filed with the SEC. In connection with the restatement of our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Report on Form 10-Q for the three months ended March 31, 1998, numerous class action lawsuits were filed against us and certain of our current and former officers and directors, asserting various claims under the federal securities laws. On December 22, 1999, the parties to such lawsuits entered into a settlement agreement. Under the terms of the settlement agreement, we established a settlement fund in the amount of $3.5 million to settle the class action litigation. We contributed $2.5 million to the settlement fund, which amount was funded by our insurer. Pursuant to the settlement agreement, Andersen also contributed $1.0 million to the settlement fund. In addition, we have taken the steps to acquire all the shares held by public shareholders at a cash price of $0.75 per share. The price for the publicly held shares was the result of negotiations between us and attorneys for the class action plaintiffs and has the approval of a committee of independent directors. An investment banking firm provided an opinion that the consideration to be received by holders of our Common Stock, other than Jack Nicklaus and his family, pursuant to the settlement agreement, is fair from a financial point of view to such holders. The settlement agreement was approved by the United States District Court during a final hearing on March 28, 2000.


     The SEC has also advised us that it is conducting a private investigation to determine whether Golden Bear or certain of our current or former officers, directors and employees have engaged in conduct in violation of certain provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. We believe that such investigation is focused principally on the recognition of additional costs and losses associated with the review of Paragon construction projects and our public statements and accounting systems with respect thereto. We are cooperating in such investigation. However, we are unable to predict the outcome or the additional expense which may be incurred in connection with the investigation.

DISCONTINUED OPERATIONS

  GOLDEN BEAR GOLF CENTERS, INC.

     In 1998, we sold the stock of our wholly-owned Golf Centers subsidiary. In connection with the sale, we entered into a licensing agreement with the purchaser granting such purchaser the right to continue operating the acquired golf centers under the GOLDEN BEAR GOLF CENTER brand name. We retained our licensing and franchising rights with respect to being able to offer franchise opportunities to outside parties for the operation of golf instruction and practice facilities. In this regard, Golf Centers distributed certain of its assets and liabilities to us prior to the closing of the sale. All of the financial activities associated with the operations that were sold have been classified as discontinued operations.

  PARAGON CONSTRUCTION INTERNATIONAL, INC.

     In 1998, our Board of Directors approved the discontinuance of the construction operations conducted by Paragon. All such projects have been completed or terminated and we are no longer actively involved in pursuing construction projects independent of our agreement with Weitz Golf. Paragon had been involved in providing comprehensive golf course and other resort-related construction services, including project management, shaping, renovation and golf course construction. The financial activity and operations associated with Paragon have been classified as discontinued operations. With respect to the construction operations formerly conducted by Paragon, we have entered into agreements to settle certain of the claims asserted against us related to certain of our former construction projects. Such claims involved certain project owners, as well as construction vendors and subcontractors associated with Paragon's discontinued construction operations.


     At March 31, 2000, Paragon's assets consisted of cash of $93,279 and construction equipment carried at a net book value of $131,778 which was subsequently sold in May, 2000. Paragon's liabilities at March 31, 2000 consisted of accounts payable in the amount of $1,376,252, accrued expenses of $342,764 and accrued taxes of $1,635,259, and notes payable and accrued interest in the amount of $6,073,683. Approximately $5.1 million of such liabilities are due within twelve months. The balance (approximately $4.3 million) is due over the next five years. The principal source of payment of Paragon's liabilities is cash generated by continuing operations. In addition to the pending lawsuits described under "Information Regarding Golden Bear--Legal Proceedings", Paragon's potential future liabilities include warranty or breach of contract claims that could be made by golf course owners or developers relating to terminated golf course construction projects. We have accrued for known claims, but no reserve has been established for any unasserted claims as management does not believe that such claims are inestimable at this time.


RESULTS OF OPERATIONS


  THREE MONTHS ENDED MARCH 31, 2000 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1999

     Total revenues were $2.6 million during the three months ended March 31, 2000, compared to $2.8 million for the comparable period of 1999. The $0.2 million decrease in total revenues during the current quarterly period was attributable to a reduction of $0.4 million in golf instruction revenues, offset in part by increased revenue of $0.2 million from licensing and other revenue. Golf instruction revenues decreased during the three months ended March 31, 2000 due primarily to lower occupancy at the NICKLAUS FLICK GAME IMPROVEMENT'S retail golf programs.

     Operating expenses were $1.8 million and $1.9 million for the three months ended March 31, 2000 and 1999, respectively. Corporate administration expenses were $1.1 million and $1.4 million for the three months ended March 31, 2000 and 1999, respectively. The $0.3 million decrease in such administrative expenses for the current quarterly period was attributable to decreased expenses of $0.1 million for employee related costs and $0.2 million of legal fees in connection with the SEC investigation. Charges for depreciation and amortization expense were approximately $0.1 million for the three months ended March 31, 2000 and 1999.

     We incurred net operating losses of $0.3 million and $0.5 million during the three months ended March 31, 2000 and 1999, respectively. The operating loss incurred for the current quarterly period was primarily attributable to legal costs of $0.6 million incurred in connection with the SEC investigation.

     Other expense of approximately $0.1 million for the three months ended March 31, 2000 was comprised of legal fees of $135,000 incurred in connection with the merger, offset in part by $67,000 of interest income earned on cash balances held by us as a consequence of settlement proceeds received from Andersen.

     Although we have sufficient net operating loss carryforwards and other tax benefits to absorb substantially all of our Federal income tax liabilities, certain of our operations are subject to state and foreign income taxes. The provision for income taxes for the three months ended March 31, 2000 and 1999 was comprised of amounts incurred with respect to state and foreign income taxes.

     The income from discontinued operations of $0.1 million, for the three months ended March 31, 2000 was primarily the result of a favorable settlement with a former Paragon vendor.


  YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998


     Total revenues were $11.2 million during the year ended December 31, 1999, compared to $11.4 million for the comparable period of 1998. The $0.2 million decrease in total revenues during the current year was attributable to decreases in revenue of $0.5 million from tuition and $0.3 million from related party management fees. These decreases were offset in part by increases of $0.4 million from licensing and other revenue and $0.2 million from income of JNAI.

     During 1999, licensing and other revenue increased by $0.4 million. This increase was due to an increase of $0.5 million from golf center licensing revenue, partially offset by a decrease of $0.1 million from marketing and endorsement revenue. Income from the operations of JNAI increased by $0.2 million during the current year.


     Revenues attributable to our golf instruction operations decreased by $0.4 million during the year ended December 31, 1999. The decline in golf instruction revenue is primarily attributable to lower enrollment in the executive instruction programs, which target high-end corporate outing type functions, partially offset by an increase in enrollment for resort instruction programs, which target consumers that have significant disposable income.


     Operating expenses were $6.9 million and $7.7 million for fiscal 1999 and 1998, respectively. As a percentage of total revenues, operating expenses were 62% and 68% during the years ended December 31, 1999 and 1998, respectively. During 1999, operating expense decreased by $0.8 million. This decrease was primarily attributable to a lower cost of sales of $0.5 million for the golf instruction division and lower operating expenses of $0.3 million for the marketing division.


     Corporate administration expenses were $4.0 million and $3.4 million for the years ended December 31, 1999 and 1998, respectively. Although we effected a reduction in our ongoing overhead costs in connection with the discontinuance of Golf Centers and Paragon, such reductions were offset by increased costs incurred for legal and professional fees associated with the shareholder claims and the SEC investigation. Legal related expenses for these matters totaled $1,207,229 and $299,323 during the years ended December 31, 1999 and 1998, respectively.

     Charges for depreciation and amortization expense were approximately $0.3 million for fiscal 1999 and 1998.

     We had a net operating income of approximately $14,000 during the year ended December 31, 1999, compared to an operating loss of $50,000 during the prior year.

     We earned interest income of $0.1 million during the year ended December 31, 1999, primarily comprised of earnings on cash reserves. For the comparable period of the prior year, interest income was not material to our results of operations. Interest expense for fiscal 1999 decreased to $23,780 compared to $0.4 million for fiscal 1998, due primarily to decreased levels of indebtedness outstanding under our revolving credit facility and short-term credit facility during the current year.

     Other income of $4.6 million for the year ended December 31, 1999 includes amounts due to us related to a favorable settlement of a dispute involving our independent certified public accountants. For the comparable period of the prior year our other expense of $0.2 million was due primarily to the termination of a joint venture arrangement.

     We have sufficient net operating loss carryforwards and other tax benefits to absorb substantially all of our Federal income tax liabilities, however, certain of our operations are subject to state and foreign income taxes. The tax provision for 1999 and 1998 comprised amounts incurred with respect to state and foreign income taxes.

     The income from discontinued operations, for the year ended December 31, 1999, is primarily the result of a favorable settlement with regard to litigation involving Paragon's insurance carrier that had provided certain performance and payment bonds for several of Paragon's construction projects. In addition, we reached settlements with regard to our claims with certain project vendors and owners.

  YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997


     Total revenues were $11.4 million during the year ended December 31, 1998, compared to $12.9 million for the comparable period of 1997. The $1.5 million decrease in total revenues during 1998 was attributable to reductions in revenue from related party commissions of $1.3 million, licensing activities of $1 million and in the income from the operations of JNAI of $0.4 million, offset in part by increased revenue from our golf instruction operations of $1.2 million. We received $1.3 million in related party commissions during 1997 under a design services marketing agreement with Golden Bear International that was terminated effective January 1, 1998. The costs and expenses associated with providing the marketing services required under the agreement were also terminated.


     Licensing and other revenues decreased by $1.0 million during 1998, due primarily to our foreign operations in the Far East and other geographical areas that experienced volatile markets and downturns in their general economic conditions that unfavorably impacted the retail sales and operations of our customers in those regions. Income from the operations of JNAI decreased by $0.4 million during 1998 due to the volatility and downturn in general economic conditions in the Far East, where the majority of JNAI's customers are located. Revenues attributable to our golf instruction operations increased by $1.2 million during the year ended December 31, 1998, due primarily to expansion of our executive golf program which targets the high-end corporate outing type functions, along with a new source of revenues from a premium priced program offered exclusively to women, which was introduced during 1998.

     We incurred a net operating loss of approximately $50,000 during the year ended December 31, 1998, compared to generating operating income of $1.3 million during the prior year. The $1.4 million decrease in operating income for 1998 was primarily attributable to a reduction in revenues which was not offset by a commensurate decrease in operating expenses. Operating expenses were $7.7 million for fiscal 1998 and 1997, and as a percentage of total revenues, such expenses were 67.8% and 59.7% during the years ended December 31, 1998 and 1997, respectively. Contributing to the increase in operating expenses as a percentage of total revenues were increased levels of costs incurred during 1998 associated with the provision for bad debts, advertising costs and commissions incurred in connection with the expansion of the golf instruction operations and certain other promotional activities.

     Corporate administration expenses were $3.4 million and $3.5 million for the years ended December 31, 1998 and 1997, respectively. The reduction in ongoing overhead costs were due to the sale of Golf Centers and discontinuance of the construction operations of Paragon. Charges for depreciation and amortization expense were approximately $0.3 million and $0.4 million for fiscal 1998 and 1997, respectively.

     Interest income during the year ended December 31, 1998 was not material to our results of operations. Interest income of $0.1 million for the comparable period of the prior year was comprised primarily of earnings on the unexpended proceeds from our initial public offering which were invested in short-term commercial paper instruments and repurchase agreements. Interest expense for fiscal 1998 increased to $0.4 million compared to $0.1 million for fiscal 1997, due primarily to increased levels of indebtedness outstanding under our revolving credit facility and short-term credit facility during 1998. Other expenses of $0.2 million for the years ended December 31, 1998 and 1997 were comprised primarily of the losses associated with a joint venture arrangement in which we had invested capital and participated in the operating results of such venture.

     Although we have sufficient net operating loss carryforwards and other tax benefits to absorb substantially all of our Federal income tax liabilities, certain of our operations are subject to state and foreign income taxes. The provision for income taxes of $0.2 million and $0.1 million for the years ended December 31, 1998 and 1997, respectively, are comprised of amounts incurred with respect to state and foreign income taxes.

LIQUIDITY AND CAPITAL RESOURCES


     As of March 31, 2000 and December 31, 1999, we had a working capital deficit of $3.5 million and $2.9 million, respectively, and cash and cash equivalents of $4.7 million and $1.4 million, respectively. This working capital deficit impedes our ability to obtain financing. While the working capital deficit has no impact on our ongoing operations, it has made financing from financial institutions virtually unobtainable, requiring us to fund our liabilities solely from cash flow from operations which may not be sufficient for such purpose.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Primarily as a result of losses, previously incurred by our Paragon subsidiary, we have incurred operating losses which have resulted in a shareholders' deficit of approximately $9.4 million and a working capital deficiency of approximately $3.5 million at March 31, 2000. The circumstances surrounding the losses previously incurred by Paragon have resulted in substantial claims and litigation against us. Management's actions in regard to these matters included discontinuing our construction operations in 1998 and reducing ongoing expenses.

     We have significant payment obligations which arose out of the activities in prior periods which are currently due or will be due and payable within the next twelve months. We intend to use the cash currently on hand and the cash generated by our continuing operations to pay these obligations as they come due. However, since the date of our financial statements, Family Golf Centers, Inc., a licensee from whom we expected significant revenues, defaulted in its payments to us under our license agreement and has filed for bankruptcy protection further negatively impacting our cash flow and cash available for payment of our liabilities. In connection with our settlement of the class action lawsuit brought by shareholders, we agreed to take the steps necessary to acquire all the shares held by public shareholders at a cash price of $0.75 per share. The price for the publicly held shares was the result of negotiations between us and attorneys for the class action plaintiffs and has the approval of a committee of independent directors. An investment banking firm provided an opinion, that the consideration to be received by holders of our Common Stock, other than Jack Nicklaus and his family, pursuant to the repurchase of the shares from the public shareholders through the use of cash on hand and the net proceeds.of settlements. We received approximately $3.8 million of cash in connection with the settlement of our claim against our auditor. Approximately $1.9 million of that amount was deposited into an escrow on April 5, 2000 to fund the redemption and cancellation of our publicly held shares of our Class A Common Stock pursuant to the merger. After payment of expenses (including the payment of Morgan Stanley's fees and legal fees), approximately $1.3 million of the settlement proceeds are expected to be available for payment of our liabilities.

     The Company's financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern and future working capital requirements are dependent on our ability to successfully complete negotiations involving Paragon and on our ability to achieve and maintain profitable operations and cash flow in the future. This will largely depend on the success of our licensees, sales of branded products and the success and profitability of our golf schools. While we believe that such objectives are attainable, there is no assurance that we will be successful in realizing these objectives, or that we will generate sufficient cash flow from operations to meet our future working capital requirements. To the extent that capital requirements exceed available capital, we will be required to seek alternative sources of financing to fund its operations. We have no existing credit facility and there is no assurance that alternative financing will be available, if at all, on satisfactory terms. If we are unable to obtain satisfactory alternative financing, we may be required to delay or reduce our expenditures, sell additional assets to meet our obligations, seek to renegotiate the terms of our obligations, curtail our operations or seek bankruptcy relief. There can be no assurance that any source of funds or other actions taken by us will provide sufficient capital so as to enable us to remain a going concern.


CURRENCY FLUCTUATIONS

     Although substantially all of our contracts are denominated in United States dollars, fluctuations in the value of foreign currencies relative to the United States dollar could impact our results of operations. A substantial portion of the revenues of our overseas licensees are generated in foreign currencies and accordingly, fluctuations in the value of these currencies relative to the United States dollar could adversely affect our profitability. Royalty payments received by us or by JNAI relating to foreign licensing arrangements are converted to United States dollars based on the exchange rate at the time of payment.


     Our JNAI joint venture has entered into futures contracts to hedge its anticipated receipt of a portion of the royalty payments denominated in Japanese yen. Apart from these futures contracts on the part of JNAI which were not material to our results of operations, we do not currently engage in hedging activities with respect to currency fluctuations, but may do so in the future.


INFLATION

     We do not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we do business, we do not believe that such rates have had a material effect on our revenues or profitability.

RECENT ACCOUNTING PRONOUNCEMENT


     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB No. 101") which requires implementation by June 30, 2000. As a result, we commenced a review of our revenue recognition policies for conformity with SAB No. 101. We believe our revenue recognition policies comply with the guidance provided in SAB No. 101. SAB

No. 101 generally provides that up-front payments, whether or not they are refundable, should be deferred as revenue and recognized over the license period. Our management believes the impact of adopting SAB No. 101 will not have a material impact upon our results of operations or financial position.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the effective date of FASB Statement No. 133." SFAS 137 deferred the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. Our management believes the impact of adopting this statement will not have a material impact upon our results of operations or financial position.


MARKET RISK


     We are exposed to the impact of interest rate changes. Such exposure to market risk is inherent in certain of our financial instruments which arise from transactions entered into in the normal course of business. We are subject to interest rate risk on our outstanding note payable to a shareholder and on any future financing requirements. The amount outstanding totals $2.4 million and bears interest at the Wall Street Journal prime rate of 8.83% at March 31, 2000. Our current fixed rate indebtedness consists of certain capital lease obligations requiring monthly payments of principal and interest, with terms maturing through 2002.

                       INFORMATION REGARDING GOLDEN BEAR

  BUSINESS

     GENERAL. Golden Bear, together with our wholly owned subsidiaries, is engaged in the development, marketing and management of golf-related businesses including:

   /bullet/ the licensing, distribution and sale of golf-related consumer products,
   /bullet/ the operation of golf instructional schools and /bullet/ the licensing of golf practice and instruction facilities.

     Through our various operating units, we have provided products and services in over 40 countries, primarily under the NICKLAUS, JACK NICKLAUS and GOLDEN BEAR brand names. We were formed on June 7, 1996 to enter into an exchange agreement which we consummated on August 1, 1996 simultaneously with the closing of our initial public offering of our Class A Common Stock. Parties to the plan of reorganization included, among others, our affiliates, Golden Bear Golf Centers, Inc., Paragon Construction International, Inc. and Golden Bear International, Inc., a privately owned company controlled by Jack Nicklaus. Pursuant to the exchange agreement, we acquired all of the outstanding common stock of Golden Bear Golf Centers and Paragon in exchange for shares of our Class A and Class B Common Stock. In addition, we acquired certain assets and assumed certain liabilities of Golden Bear International in exchange for shares of our Class B Common Stock. We accounted for the transaction on a historical cost basis in a manner similar to a pooling of interests as Golden Bear, Golden Bear Golf Centers and Paragon had common stockholders and management. We have no equity interest in Golden Bear International. During 1998, we sold Golden Bear Golf Centers and discontinued Paragon's construction operations. Accordingly, the operations and financial activity associated with such businesses have been reclassified as discontinued operations. Our continuing businesses include:

   /bullet/ the licensing of NICKLAUS, JACK NICKLAUS and GOLDEN BEAR branded products throughout the world,
   /bullet/ the operation of the NICKLAUS FLICK GAME IMPROVEMENT and /bullet/ the generation of marketing fees related to Jack Nicklaus' personal endorsements.

     In addition, on December 18, 1998, we entered into a joint venture agreement with Weitz Golf, a newly formed construction company, pursuant to which we will provide marketing assistance in connection with the construction activities offered by Weitz Golf.

     Our principal executive offices are located at 11780 U.S. Highway One, North Palm Beach, Florida 33408 and our telephone number is (561) 626-3900.

     LICENSING. We manage Jack Nicklaus' brands and marketing relationships. Our activities include the licensing and marketing of a wide variety of Jack Nicklaus branded consumer products and services, primarily under the NICKLAUS, JACK NICKLAUS, and GOLDEN BEAR brand names. We currently license these Jack Nicklaus brands to more than 15 companies that distribute products in over 25 countries. The largest markets for our branded products currently are:

     /bullet/ the United States,
     /bullet/ Korea and
     /bullet/ Japan.

     Our licensed product categories include:

     /bullet/ men's and women's sportswear,
     /bullet/ men's tailored clothing,
     /bullet/ neckwear,

     /bullet/ luggage,
     /bullet/ socks,
     /bullet/ head wear,
     /bullet/ belts,
     /bullet/ small leather goods,
     /bullet/ eyewear,
     /bullet/ furniture,
     /bullet/ calendars and
     /bullet/ various forms of artwork and commemoratives.

     Our licensing of apparel in the Far East is conducted exclusively through Jack Nicklaus Apparel International, a joint venture with an affiliate of Hartmarx Corporation. This joint venture has in turn entered into separate licensing arrangements through partnerships relating to Japan and the rest of Asia. Pursuant to such arrangements, the joint venture receives from 3% to 5% of royalty fees from the Japan partnership's Nicklaus' product sales and approximately 4% to 5% of royalty fees from the rest of Asia partnership's Nicklaus' product sales.

     The following table sets forth our principal licensees and products:

                                                                  LICENSED                            LICENSEE
LICENSEE                      PRODUCTS                            BRANDS            TERRITORIES       SINCE
---------------------------   ---------------------------------   ---------------   ---------------   ---------
Hart, Schaffner & Marx,       Slacks, sportscoats, blazers,       JACK NICKLAUS     United States     1969
a business unit of            woven dress shirts
Hartmarx Corporation

Trans-Apparel Group,          Men's and women's shirts,           NICKLAUS          North America     1990
a business unit of            slacks, shorts, blazers, socks,     GOLDEN BEAR       Europe
Hartmarx Corporation          sweatshirts, outerwear,
                              rainwear, headwear

The Rockport Corporation      Casual and dress shoes,             JACK NICKLAUS     Worldwide         1992
                              golf shoes                          GOLDEN BEAR

Brookville Corporation        Neckwear                            NICKLAUS          United States     1995

Drexel Heritage, Inc.         Furniture                           NICKLAUS          North America     1997

Jack Nicklaus Apparel         Men's and womens'                   JACK NICKLAUS     Japan             1973
International ("JNAI"):       sportswear and accessories          NICKLAUS          Southeast Asia
Partnership with Hartmarx                                         GOLDEN BEAR       Australia
Corporation                                                                         South Africa
                                                                                    South America

JNAI/FE:                      Men's and womens'                   JACK NICKLAUS     Thailand
Partnership between JNAI      sportswear and accessories          NICKLAUS          Indonesia
and Kosugi                                                        GOLDEN BEAR       Korea
Sangyo to license Jack                                                              Malaysia
Nicklaus brands in Asia                                                             Singapore
                                                                                    Philippines

JNJ:                          Men's, womens' and                  JACK NICKLAUS     Japan             1995
Partnership between JNAI      children's sportswear, hats,        NICKLAUS
and Kosugi                    ties, gloves, belts, luggage,       GOLDEN BEAR
Sangyo to serve as master     casual and business bags            MUIRFIELD
apparel licensee in Japan     and eyewear

     GOLF CENTERS AND ACADEMIES. We license our GOLDEN BEAR GOLF CENTERS, JACK NICKLAUS GOLF CENTERS and JACK NICKLAUS ACADEMY OF GOLF programs to licensees which operate golf practice and instruction facilities. These programs are designed to provide golf practice opportunities, affordable golf instruction and related recreational activities at such facilities. As of the beginning of 1998, we had one unaffiliated licensee that operated seven GOLDEN BEAR GOLF CENTERS. On July 20, 1998, we sold Golden Bear Golf Centers, which owned and operated a total of 14 golf center facilities under the GOLDEN BEAR GOLF CENTERS brand name, to this licensee. In connection with the sale, we entered into a licensing agreement with this licensee granting it the right to continue operating the acquired golf centers under the GOLDEN BEAR GOLF CENTERS brand name. The licensing terms associated with the original seven facilities operated by this licensee were merged into the agreement governing the 14 acquired centers, pursuant to which we were entitled to receive minimum annual licensing fees in the aggregate of $795,000 payable in equal quarterly installments, along with certain additional incentive compensation based on the achievement of certain defined target annual revenue levels by the licensed facilities. Pursuant to the agreement, in the year ended December 31, 1999, the licensee paid us $795,000. Subsequent to December 31, 1999, the licensee defaulted in its payments and we elected to terminate the agreement. Subsequently, the licensee filed for bankruptcy. Accordingly, no future payments may be received from the licensee. We are aware that the licensee has experienced financial difficulties during 1999 and there is no assurance that we will continue to receive licensing fees under the agreement.


     Set forth below is a list of our existing domestic licensees and the location of the golf practice and instruction facilities operated by them.

       LICENSEE GROUP                   LOCATION OF FACILITIES
---------------------------   ------------------------------------------
Family Golf Centers, Inc.     Henrietta, NY         Pittsburgh, PA
                              Farmingdale, NY       Dayton, OH
                              Elmsford, NY          Columbus, OH
                              Douglaston, NY        Royal Oak, MI
                              Liverpool, NY         Plymouth, MI
                              Williamsville, NY     College Park, MD
                              Tom's River, NJ       Lake Park, FL
                              Wayne, NJ             Fort Lauderdale, FL
                              Pittsburgh, PA        El Segundo, CA
                              Moreno Valley, CA     Carrollton, TX
                              Beaverton, OR

KRIM & Associates, LLC        Albany, NY

     We have also entered into license agreements for the development and operation of golf center facilities outside of the United States under the brand names JACK NICKLAUS GOLF CENTER and JACK NICKLAUS ACADEMY OF GOLF. The latter generally provides more substantial practice facilities and practice golf holes on a larger site. In some territories, we have granted a master license for a country or region that gives the master licensee the exclusive right within defined territories to own, operate or sublicense to others the right to own and operate golf centers and golf academies in the territory. In other cases, we have granted a site specific license giving the site licensee the right to open a single golf center or golf academy at a specific location. We generally have granted our foreign licensees an exclusive radius around the site of each facility. Our foreign licensees currently have eight operating facilities located in Japan, England, Spain and Australia. We intend to continue to support our existing licensee network.


     MARKETING. We have developed two types of "marketing partnerships" with selected companies worldwide. These partnerships involve either Mr. Nicklaus' personal endorsement and use of his likeness or arrangements that utilize our brand name and our golf expertise to promote the customer's products and provide access to high-end golf consumers. We have established such marketing partnerships involving Mr. Nicklaus' personal endorsement with, among others:


   /bullet/ Lincoln-Mercury, a division of Ford Motor Company,
   /bullet/ Textron,
   /bullet/ Golf Magazine and
   /bullet/ Maxfli.

     These partnerships generally increase our exposure and reinforce the image of Mr. Nicklaus in our target markets. We receive a percentage of all revenues Mr. Nicklaus receives for his personal endorsement services that we obtain through our marketing efforts. Our percentage is equal to:

   /bullet/ 30% of all such revenues under any contract or arrangement existing as of our reorganization on August 1, 1996 or any renewal thereof and
   /bullet/ no less than 20% of all such revenues received under any new contract or arrangement.

     We receive 100% of any revenues associated with strategic marketing alliances. We have established marketing alliances with companies such as:

   /bullet/ VISA,
   /bullet/ Pepsi and
   /bullet/ Citigroup.

     Our marketing and licensing strategy is to:

   /bullet/ expand the worldwide sales of our products;
   /bullet/ selectively expand our licensed product lines;
   /bullet/ work with existing licensees to maximize brand advertising and promotional exposure and
   /bullet/ develop new licensing relationships for product categories that are appropriate for Jack Nicklaus brands.

     There is no assurance that these strategies will be successful or our objectives achieved.

     NICKLAUS FLICK GAME IMPROVEMENT. We operate golf schools principally under the NICKLAUS FLICK GAME IMPROVEMENT brand name. Jack Nicklaus and Jim Flick, a world renowned instructor, collaborated to develop a program that has been recognized by major golf publications for its leadership role in the golf instruction industry since the school's inception in 1991. We have developed a proprietary teaching methodology that includes instruction workbooks and also utilizes computerized video technology to provide enhanced swing analysis. The NFGI offers more than 130 golf instruction programs including several specialty programs targeted at women, corporations and special alumni groups. NFGI currently operates as an independent contractor at four resort clubs located in the United States and Mexico. The target market for the NFGI retail schools is consumers who have significant disposable income. We started a moderately priced golf school program under the NICKLAUS FLICK FAULTS & CURES brand name in 1997 and commenced operation of a premium priced golf school exclusively for women under the program name of FOR WOMEN ONLY in 1998. We currently market retail schools principally through:

   /bullet/ direct response media advertising;
   /bullet/ direct mail programs targeted at NFGI graduates and high net worth golfers;
   /bullet/ word-of-mouth referrals and
   /bullet/ telemarketing.

     The NFGI teaching faculty currently is comprised of 30 teaching professionals selected by Jim Flick. Most of the instructors are independent contractors and their agreements with NFGI are negotiated annually. In addition to its regular one, two and three-day consumer packages, NFGI provides businesses and corporations a wide range of program alternatives, including three-day executive golf programs, one-day golf outings, charity golf events and hospitality programs at select professional tour events. These corporate programs, which operate under the brand name NICKLAUS FLICK EXECUTIVE GOLF, are designed specifically for corporations.

  OTHER OPERATIONS.

     Weitz Golf International. We entered into an agreement with Weitz Golf, a construction company focused on building golf courses and clubhouses nationally and internationally. Under the terms of the agreement, Golden Bear, Golden Bear International and Jack Nicklaus will provide certain technical and marketing assistance in connection with the construction services offered by Weitz Golf, which offers general contracting, design-build and construction management. The principal markets targeted for these services are developers and designers in the golf industry. Under the agreement, we are entitled to receive fees based upon the cumulative profitability of Weitz Golf's operations and agreed to no longer offer construction services directly during the term of the agreement.


     Jack Nicklaus International Golf Club. The Jack Nicklaus International Golf Club was founded in 1995 to provide additional benefits to members of Nicklaus designed golf courses. The Golf Club is a proprietary membership club that offers its members an opportunity to obtain a variety of member services, including golf playing privileges at prestigious private clubs worldwide that feature a Nicklaus designed golf course. Membership in the Golf Club is restricted to members of the golf clubs that agree to participate in the program. There currently are approximately 100 participating clubs. Members enjoy reciprocal playing and guest privileges at each of the participating clubs. As of March 31, 2000, JNIGC had 367 individual members and 534 club members whose fee is paid by a private club. The individual members pay an annual retail membership fee of $295. The private club pays an annual fee that is discounted and varies from $100 to $195 per person.

     COMPETITION. Our competition varies among our business lines. The consumer markets for goods and services in which our marketing and licensing operations compete are extremely competitive. Our products and services compete against a mix of established brand name consumer products and services, products and services licensed or endorsed by sports and entertainment celebrities, private-label products and generic products that have not established a distinct brand identity. Our competitors have substantially greater resources, brand awareness and market visibility than we do and include brand names such as Calloway, Ashworh, Cutter & Buck, Nike and Titleist. Competition in these products and services is primarily centered on styling, quality, price, brand recognition and service, as well as the ability of those products and services to satisfy the various subjective requirements of golfers, including the "look and feel" of the products and the level of acceptance the product or service receives from both professional and other golfers. New product introductions and/or price reductions by competitors continue to generate increased marketplace competition. We believe that the rise in the popularity of golf and golf-related consumer products has resulted in a widespread increase of competitors in our industry and an oversupply of high-end golf-related consumer products. We also believe that this increase in competitors and oversupply has resulted in the saturation of the market for many of the high-end golf-related products and services we license.

     In order for us to remain competitive in these marketplaces, we must effectively maintain and promote the unique brand image of our services and our licensed products and establish strong marketing relationships with manufacturers and distributors of products which enhance that brand image. We and our licensees compete with a number of manufacturers and marketers of sporting goods, recreational products, apparel and other consumer products and services. Many of these competitors have substantially greater resources that us and our licensees. In addition, these competitors have recognized brand names and broader and more established distribution networks and may be able to enter the emerging e-commerce marketplace more quickly or more efficiently than us or our licensees. These markets also face competition from other leisure and recreational activities, and sales of leisure and recreational products and services are affected by changes in consumer preferences, which are subjective, difficult to predict and subject to rapid and unanticipated changes.

     EMPLOYEES. At March 31, 2000 we had 40 employees. We have no collective bargaining agreements covering any of our employees, have not experienced any material labor disruption and are unaware of any efforts or plans to organize our employees. We consider our relations with our employees to be satisfactory.


     INTELLECTUAL PROPERTY RIGHTS. We license the NICKLAUS, JACK NICKLAUS and GOLDEN BEAR brand names from Golden Bear International. The public identification of these brands, which we believe are well recognized and well regarded by consumers, has been historically developed the public identification of these brands through their association with the personal rights of Jack Nicklaus as a living individual to commercialize his personality under common law and various statutes enacted in certain domestic states and foreign countries. We have obtained the exclusive royalty-free rights from Golden Bear International to utilize and license the major trademarks and service marks that have been previously developed under common law, including marks previously registered in the United States and various foreign countries in which we and our licensees currently sell products or services. Subject to the approval of Golden Bear International, we also have the right to obtain the registration of additional trademarks and service marks for the future expansion of our businesses. Additionally, we have the right to utilize certain customer lists, trade secrets, know-how, and certain copyrighted materials necessary or useful in the conduct of our business, including certain intellectual property.

     GOVERNMENTAL REGULATION. Our former golf center operations and our golf course construction activities were subject to various federal, state, local and foreign laws and regulations designed to protect the environment from waste emissions, the handling, treatment and disposal of solid and hazardous wastes and the remediation of contaminates associated with the use and disposal of hazardous substances. Although we believe that we are and have been in substantial compliance with all such laws, ordinances and regulations applicable to these operations, there may be environmental liabilities or conditions associated with such activities of which we are not aware. Accordingly, we can not assure you that future compliance with such requirements will not have a material adverse effect on our financial condition.

     We are also subject to the Federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees. Further, we are subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. We are also subject to foreign immigration, labor, safety and environmental laws in those jurisdictions where it performs services.

  PROPERTIES


     Our principal executive and administrative offices are located in North Palm Beach, Florida in approximately 11,000 square feet of space leased under an agreement with a term that expires in 2007. We consider our executive and administrative offices to be adequate and suitable for our current needs.

  MANAGEMENT

     The following table sets forth certain information with respect to our directors and executive officers. A summary of the background and experience of each of these individuals is set forth after the table. The executive officers serve at the discretion of our Board of Directors.

NAME                        AGE    POSITION
------------------------   -----   ---------------------------------------------------
Jack W. Nicklaus            60     Chairman of the Board
Stephen S. Winslett         48     Senior Vice President, Chief Operating Officer and
                                   Chief Financial Officer
Roger E. Birk               69     Director
Richard F. Chapdelaine      75     Director
John F. McGovern            53     Director

     JACK W. NICKLAUS has served as Chairman of our Board of Directors since our inception. Mr. Nicklaus founded Golden Bear International, our predecessor, in 1970 and has served as Chairman of its Board since inception. His competitive career has spanned five decades, and includes 100 professional tournament victories worldwide and a record 20 major-championship titles. He is the only player in history to have won each of the game's majors at least twice (six Masters, five PGA Championships, four U.S. Opens, three British Opens and two U.S. Amateurs). Mr. Nicklaus has twice been named Golfer of the Century, in 1988 by GOLF magazine and in 1996 by GOLF MONTHLY (UK). He was also named winner of the PGA Tour Player of the Year Award, has been the Tour's leading money-winner eight times and runner-up six times. He has played on six Ryder Cup teams, captained two other Ryder Cup teams, and in December 1998 served as captain of the U.S. team in the President's Cup. In addition, Mr. Nicklaus has been involved in the design of 166 courses in 26 countries. He was named Golf Course Architect of the Year in 1993 by GOLFWORLD magazine and four of his most recent designs were ranked in GOLF DIGEST'S list of the Best New Courses in 1998.

     STEPHEN S. WINSLETT joined us in October 1997 as Senior Vice President and Chief Financial Officer. In October 1998, Mr. Winslett was also appointed our Chief Operating Officer after the resignation of our President and Chief Executive Officer. In this capacity, Mr. Winslett is responsible for all of our operational activities and financial matters. Prior to his employment with us, Mr. Winslett was Vice President of Finance and Administration for the North American operations of The Albert Fisher Group PLC, a multinational corporation listed on the London Stock Exchange.

     ROGER E. BIRK, a private investor, has served as a member of our Board of Directors since October 1996. Mr. Birk served as the President of the Federal National Mortgage Association ("Fannie Mae") from 1987 to 1992 and is currently one of its Board members. Prior to his tenure at Fannie Mae, Mr. Birk served as Chairman and a member of the Board of the International Securities Clearing Corporation. He also served as Chairman of the Board and Chief Executive Officer of Merrill Lynch & Company, Inc. from 1981 to 1984 and was named Chairman Emeritus in 1985. In addition to Fannie Mae, Mr. Birk currently serves on the Board of Directors of Penske Corporation, Wellpoint Health Networks, Inc., and is a life trustee of the University of Notre Dame.

     RICHARD F. CHAPDELAINE has served as a member of our Board of Directors since October 1996. In 1966, Mr. Chapdelaine founded Chapdelaine & Company, a New York-based securities firm where he currently serves as Chairman of the Board. Mr. Chapdelaine is also Chairman of the Board of Chapdelaine Corporate Securities & Company, serves on the Board of Directors of Long Island Savings Bank and is a former Board member of St. Francis Hospital.

     JOHN F. MCGOVERN has served as a member of our Board of Directors since October 1996. Mr. McGovern is currently a principal in Aurora Capitol, LLC located in Atlanta, Georgia. Mr. McGovern also serves as member of the Board of Directors of Hvide Marine Towing, a Ft. Lauderdale, Florida based company. Until November 1999, Mr. McGovern served as the Executive Vice President of Finance and Chief Financial Officer of Georgia-Pacific Corporation.

  LEGAL PROCEEDINGS


     In August 1995, Paragon brought an arbitration claim against a customer for breach of contract. Paragon alleges it has properly completed the construction relating to the renovation of the customer's golf course and is seeking final payment of retainage and related amounts due, together with additional damages, totaling approximately $350,000. Simultaneous to this claim of arbitration, the customer filed a counterclaim of arbitration against Paragon and Golden Bear International for alleged construction defects in the renovation of its golf course. Although the customer claimed its damages are in excess of $3.0 million, the initial claim submitted by the customer in arbitration was for $750,000. On June 2, 2000 Paragon and Golden Bear International entered into a settlement agreement with respect to this matter. Under the terms of the settlement, Paragon and Golden Bear International will each pay the customer $250,000. Each party's payment is covered by its insurance. As the ultimate outcome of this matter was not determinable at that time, no provision for loss regarding this matter had been established at March 31, 2000.


     Based on a comprehensive review we conducted of Paragon's construction projects, it was necessary for us to restate certain financial statements we had previously filed with the SEC. Following our announcement that our financial statements needed to be restated, a number of class action complaints were filed against us and certain of our present and former officers and directors and the former president of one of our subsidiaries. One of the class action complaints also named Andersen as a defendant. Those class actions were transferred to the United States District Court for the Southern District of Florida and that court entered an order consolidating the actions, designating class representatives and appointing class counsel pursuant to the provisions of the Private Securities Litigation Reform Act.

     On December 24, 1998, plaintiffs filed the first Consolidated Class Action Complaint, naming as defendants Golden Bear, Jack W. Nicklaus, Richard P. Bellinger, Jack P. Bates, Stephen S. Winslett, John Boyd and Andersen. The Consolidated Complaint alleged claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Consolidated Complaint asserted claims on behalf of a class consisting of all persons, excluding the defendants and certain related persons or entities, who purchased shares of our Class A Common Stock during the period from April 30, 1997 through and including July 27, 1998.

     On December 22, 1999, the parties entered into a settlement agreement relating to the consolidated actions. In connection with the settlement, plaintiffs filed a motion to allow the filing of their Second Amended Consolidated Complaint on behalf of a class of all persons, excluding the defendants, who purchased shares of our Class A Common Stock from the date of our public offering, August 1, 1996, through and including July 27, 1998. The Amended Consolidated Complaint includes allegations of securities law violations under Sections 11, 12(2) and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, as well as common law claims.

     Under the terms of the settlement agreement, we established a settlement fund in the amount of $3.5 million to settle the class action litigation. We contributed $2.5 million to the settlement fund, this amount was funded by our insurance carrier. Pursuant to the settlement agreement, Andersen also contributed $1.0 million to the settlement fund. In addition, we agreed to take the steps necessary to effectuate the terms of the merger described in this Information Statement which will result in consideration payable to the public holders of our Class A Common Stock of $0.75 in cash per share. The price for the publicly held shares was the result of negotiations between us and attorneys for the class action plaintiffs and has the approval of a committee of independent directors. Morgan Stanley provided an opinion, that the consideration to be received by holders of our Common Stock, other than Jack Nicklaus and his family, pursuant to the settlement agreement is fair from a financial point of view to such holders. The settlement agreement was approved by the United States District Court at a final hearing on March 28, 2000. In connection with our execution of the settlement agreement, we also entered into an agreement with Andersen resolving our claims against it relating to services provided by Andersen. Pursuant to that agreement, Andersen paid us $3.8 million in cash and waived approximately $750,000 of receivables associated with work rendered by it for us.

     The SEC has also advised us that it is conducting a private investigation to determine whether we or certain of our current or former officers, directors and employees have engaged in conduct in violation of certain provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. We believe that the investigation is focused principally on the recognition of additional costs and losses associated with Paragon's former construction projects and our public statements and accounting systems with respect thereto. We are cooperating in the investigation. However, we are unable to predict the outcome or the additional expenses which may be incurred in connection with the investigation.

     We are also a party to various other legal proceedings which have arisen in the ordinary course of our business. The ultimate outcome of these matters cannot be predicted with certainty and these legal proceedings could result in additional losses that could have a material adverse effect on the Company's financial position or results of operation.

                         INFORMATION REGARDING GB GOLF


     GB Golf is a Florida corporation that we incorporated on January 12, 2000. It is a wholly-owned subsidiary. GB Golf does not have any assets or conduct any business other than as may be necessary for it to satisfy its obligations under the merger agreement. Stephen S. Winslett is the sole officer and director of GB Golf. GB Golf's principal executive offices are located at 11780 U.S. Highway One, North Palm Beach, Florida 33408 and its telephone number is
(561) 626-3900.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     GOLDEN BEAR INTERNATIONAL. Golden Bear, Golden Bear International and Jack Nicklaus (collectively, the "Company Affiliates") have an agreement with an unaffiliated party, Weitz Golf, pursuant to which the Company Affiliates provide technical and marketing assistance in connection with the construction services offered by Weitz Golf, which include general contracting, design-build and construction management. Under the agreement, we no longer offer construction services independently during the term of the agreement which expires on December 31, 2007. We are entitled to receive 40% of the cumulative net profits, as defined, received by Weitz Golf pursuant to the contracts it enters into during the term of the agreement. There were no cumulative net profits from the operations of Weitz Golf during the three months ended March 31, 2000.

     Pursuant to the terms of a personal services management agreement, Golden Bear International and Jack Nicklaus have retained us as the exclusive manager and representative to market the personal endorsement services of Mr. Nicklaus, under which we are generally entitled to approximately 20% to 30% of the personal endorsement fees received by Mr. Nicklaus. During the three months ended March 31, 2000 and 1999, we earned management fees attributable to providing such services of $52,994 and $89,700, respectively. At March 31, 2000, we had a net amount due from Golden Bear International of $52,046, which was comprised primarily of the management fees attributable to such personal endorsement services performed by Mr. Nicklaus.

     We have an office staff sharing agreement with Golden Bear International that provides for the sharing of the services of certain specifically identified office staff and personnel that can effectively serve the needs of both organizations. During the three months ended March 31, 2000 and 1999, payroll and related costs associated with such shared employees totaling $6,900 and $9,000, respectively, were allocated to Golden Bear International.

     In 1998, Jack Nicklaus advanced $2.4 million to us evidenced by an unsecured five-year promissory note. The loan proceeds were used by us in connection with the settlement of certain claims associated with a golf course development.

     NICKLAUS GOLF EQUIPMENT COMPANY, L.C. In the ordinary course of business, we purchase golf equipment manufactured by Nicklaus Golf Equipment Company, L.C., a privately owned company in which Jack Nicklaus has a 50% equity interest. Such equipment is purchased primarily for promotional programs associated with our NICKLAUS FLICK GAME IMPROVEMENT. Prior to the sale of our Golf Centers subsidiary, such equipment was also purchased for resale in the pro shops of our golf centers. During the three months ended March 31, 2000 and 1999, we purchased such golf equipment at an aggregate cost of $9,112 and $10,490, respectively.

     EXECUTIVE SPORTS INTERNATIONAL. During the three months ended March 31, 2000 and 1999, we procured certain printing and graphic services totaling $18,352 and $120, respectively, from Executive Sports International, a privately held company owned in part by a member of the Nicklaus family. In 1999, we entered into a marketing and support agreement with Executive Sports International in connection with the promotion, marketing, sale and operation of NICKLAUS FLICK GAME IMPROVEMENT'S programs and other group golf school and clinic programs. Under the marketing and support agreement, Executive Sports International earned a management fee of $45,000, commissions of $15,000 and was reimbursed for expenses of $4,517 during the three months ended March 31, 2000.

                         INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE
                                                                           -----
FINANCIAL STATEMENTS OF GOLDEN BEAR GOLF, INC.:
Report of Independent Certified Public Accountants .....................    F-2
Consolidated Balance Sheets as of December 31, 1999 and 1998 ...........    F-3
Consolidated Statements of Operations
 for the Years Ended December 31, 1999, 1998 and 1997 ..................    F-4
Consolidated Statements of Shareholders' Equity (Deficit)
 for the Years Ended December 31, 1999, 1998 and 1997 ..................    F-5
Consolidated Statements of Cash Flows
 for the Years Ended December 31, 1999, 1998 and 1997 ..................    F-6
Notes to Consolidated Financial Statements .............................    F-7

FINANCIAL STATEMENT SCHEDULE OF GOLDEN BEAR GOLF, INC.:
Schedule II--Valuation and Qualifying Accounts
 for the Years Ended December 31, 1999, 1998 and 1997 ..................   F-28

FINANCIAL STATEMENTS OF JACK NICKLAUS APPAREL INTERNATIONAL:
Report of Independent Certified Public Accountants .....................   F-29
Balance Sheet as of November 30, 1999 ..................................   F-30
Statement of Operations for the Year Ended November 30, 1999 ...........   F-31
Statement of Partners' Equity for the Year Ended November 30, 1999 .....   F-32
Statement of Cash Flows for the Year Ended November 30, 1999 ...........   F-33
Notes to Financial Statements ..........................................   F-34

FINANCIAL STATEMENTS OF GOLDEN BEAR GOLF, INC.:
Consolidated Condensed Balance Sheets
 as of March 31, 2000 (Unaudited) and December 31, 1999 ................   F-38
Consolidated Condensed Statements of Operations (Unaudited)
 for the Three Months Ended March 31, 2000 and 1999 ....................   F-39
Consolidated Condensed Statements of Cash Flows (Unaudited)
 for the Three Months Ended March 31, 2000 and 1999 ....................   F-40
Notes to Consolidated Condensed Financial Statements (Unaudited) .......   F-41

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Golden Bear Golf, Inc.:

     We have audited the accompanying consolidated balance sheets of Golden Bear Golf, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Bear Golf, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 7 to the consolidated financial statements, primarily as a result of losses and costs previously incurred at its construction subsidiary, Paragon Construction International, Inc., the Company incurred significant losses from operations which resulted in a working capital and shareholders' deficiency at December 31, 1999 and raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
March 28, 2000.

                            GOLDEN BEAR GOLF, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                    -----------------------------------
                                                                          1999               1998
                                                                    ----------------   ----------------
                              ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ......................................    $   1,397,027      $   1,168,118
 Accounts receivable, net of allowances of $195,748 in 1999 and
   $280,688 in 1998..............................................          398,241          1,626,783
 Due from International .........................................           58,826             41,812
 Prepaid expenses and other current assets ......................        3,898,718            226,806
                                                                     -------------      -------------
   Total current assets .........................................        5,752,812          3,063,519
PROPERTY AND EQUIPMENT, net .....................................          428,855            706,361
OTHER ASSETS, net ...............................................          601,349            438,983
NET NON-CURRENT ASSETS OF DISCONTINUED
 OPERATIONS .....................................................               --          1,675,550
                                                                     -------------      -------------
   Total assets .................................................    $   6,783,016      $   5,884,413
                                                                     =============      =============
                LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Accounts payable ...............................................    $   1,188,860      $   2,083,702
 Accrued liabilities ............................................        1,096,858          1,145,550
 Deferred revenue ...............................................        1,095,301          1,275,042
 Current portion of notes payable and capital leases ............          121,565            111,140
 Net current liabilities of discontinued operations .............        5,133,611         15,552,968
                                                                     -------------      -------------
   Total current liabilities ....................................        8,636,195         20,168,402
                                                                     -------------      -------------
NET NON-CURRENT LIABILITIES OF DISCONTINUED
 OPERATIONS .....................................................        4,738,500                 --
NOTES PAYABLE AND CAPITAL LEASES,
 net of current portion .........................................        2,484,494          2,606,441
COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS' DEFICIT:
 Preferred stock, $.01 par value, 20,000,000 shares authorized,
   no shares issued and outstanding .............................               --                 --
 Common stock--
  Class A, $.01 par value, 70,000,000 shares authorized,
    2,744,962 shares issued and outstanding .....................           27,450             27,450
  Class B, $.01 par value, 10,000,000 shares authorized,
    2,760,000 shares issued and outstanding .....................           27,600             27,600
 Additional paid-in capital .....................................       40,856,943         40,856,943
 Accumulated deficit ............................................      (49,988,166)       (57,802,423)
                                                                     -------------      -------------
   Total shareholders' deficit ..................................       (9,076,173)       (16,890,430)
                                                                     -------------      -------------
   Total liabilities and shareholders' deficit ..................    $   6,783,016      $   5,884,413
                                                                     =============      =============

         The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

                            GOLDEN BEAR GOLF, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                             ---------------------------------------------------
                                                                  1999             1998               1997
                                                             -------------   ----------------   ----------------
REVENUES
 Golf instruction revenues ...............................   $5,339,284       $   5,805,416      $   4,604,638
 Licensing and other revenues ............................    4,680,195           4,297,232          5,316,387
 Income from operations of JNAI ..........................      951,392             710,643          1,080,892
 Related party commissions and fees ......................      267,550             571,749          1,870,735
                                                             -----------      -------------      -------------
   Total revenues ........................................   11,238,421          11,385,040         12,872,652
                                                             -----------      -------------      -------------
OPERATING COSTS AND EXPENSES:
 Operating expenses ......................................    6,923,078           7,721,909          7,691,115
 Corporate administration ................................    4,031,742           3,393,675          3,457,733
 Depreciation and amortization ...........................      270,048             319,449            416,910
                                                             -----------      -------------      -------------
   Total operating costs and expenses ....................   11,224,868          11,435,033         11,565,758
                                                             -----------      -------------      -------------
   Operating income (loss) ...............................       13,553             (49,993)         1,306,894
                                                             -----------      -------------      -------------
OTHER INCOME (EXPENSE):
 Interest income .........................................      108,845              45,096            110,695
 Interest expense ........................................      (23,781)           (398,556)           (91,032)
 Other ...................................................    4,569,233            (242,089)          (213,821)
                                                             -----------      -------------      -------------
   Total other income (expense) ..........................    4,654,297            (595,549)          (194,158)
                                                             -----------      -------------      -------------
   Income (loss) from continuing operations before
      income taxes .......................................    4,667,850            (645,542)         1,112,736
PROVISION FOR INCOME TAXES ...............................       48,768             190,716             56,230
                                                             -----------      -------------      -------------
   Income (loss) from continuing operations ..............    4,619,082            (836,258)         1,056,506
 Gain on sale of business segment ........................           --             969,405                 --
 Income (loss) from discontinued operations, net .........    3,195,175         (30,584,872)       (25,755,308)
                                                             -----------      -------------      -------------
   Net income (loss) .....................................   $7,814,257       $ (30,451,725)     $ (24,698,802)
                                                             ===========      =============      =============
EARNINGS PER SHARE--BASIC AND DILUTED:
 Income (loss) from continuing operations ................   $     0.84       $       (0.15)     $        0.19
 Income (loss) from discontinued operations, net .........         0.58               (5.38)             (4.68)
                                                             -----------      -------------      -------------
   Net income (loss) per share ...........................   $     1.42       $       (5.53)     $       (4.49)
                                                             ===========      =============      =============
Weighted average common shares outstanding ...............    5,504,962           5,504,962          5,505,200
                                                             ===========      =============      =============

        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                            GOLDEN BEAR GOLF, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                         CLASS A      CLASS B      ADDITIONAL
                                          COMMON       COMMON        PAID-IN         ACCUMULATED
                                          STOCK        STOCK         CAPITAL           DEFICIT            TOTAL
                                       -----------   ---------   --------------   ----------------   --------------
BALANCE, December 31, 1996 .........     $27,448      $27,600     $40,850,358      $  (2,651,896)     $  38,253,510
Repurchase and retirement of
 common stock ......................         (30)          --         (43,783)                --            (43,813)
Exercise of stock options ..........          32           --          50,368                 --             50,400
Net loss ...........................          --           --              --        (24,698,802)       (24,698,802)
                                         -------      -------     -----------      -------------      -------------
BALANCE, December 31, 1997 .........      27,450       27,600      40,856,943        (27,350,698)        13,561,295
Net loss ...........................          --           --              --        (30,451,725)       (30,451,725)
                                         -------      -------     -----------      -------------      -------------
BALANCE, December 31, 1998 .........      27,450       27,600      40,856,943        (57,802,423)       (16,890,430)
Net income .........................          --           --              --          7,814,257          7,814,257
                                         -------      -------     -----------      -------------      -------------
BALANCE, December 31, 1999 .........     $27,450      $27,600     $40,856,943      $ (49,988,166)     $  (9,076,173)
                                         =======      =======     ===========      =============      =============

        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                            GOLDEN BEAR GOLF, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                         -------------------------------------------------------
                                                                               1999               1998                1997
                                                                         ---------------   -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) .....................................................  $  7,814,257       $ (30,451,725)      $ (24,698,802)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Loss on disposal of assets ..........................................        29,160                  --                  --
   Depreciation and amortization .......................................       270,048             319,449             416,910
   Provision for uncollectible accounts ................................       109,835             384,995              80,250
   Net (income) loss from discontinued operations ......................    (3,195,175)         29,615,467          25,755,308
 Changes in assets and liabilities:
   Accounts receivable .................................................     1,118,707            (510,011)           (132,590)
   Due from International ..............................................       (17,014)            115,886             685,537
   Prepaid expenses and other current assets ...........................    (3,671,912)             77,309            (177,935)
   Other assets ........................................................      (162,366)            107,836            (227,234)
   Accounts payable ....................................................      (894,842)          1,185,738             131,914
   Accrued liabilities .................................................       (48,692)            435,052             264,530
   Deferred revenue ....................................................      (179,741)            615,226             296,576
                                                                          ------------       -------------       -------------
   Net cash provided by operating activities ...........................     1,172,265           1,895,222           2,394,464
                                                                          ------------       -------------       -------------
NET CASH USED IN DISCONTINUED OPERATIONS: ..............................      (810,132)        (16,388,357)        (17,151,881)
                                                                          ------------       -------------       -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures ..................................................       (21,702)            (88,053)           (116,542)
 Proceeds from sale of property and equipment ..........................            --             131,310                  --
 Proceeds from sale of business segment ................................            --          21,505,622                  --
                                                                          ------------       -------------       -------------
   Net cash provided by (used in) investing activities .................       (21,702)         21,548,879            (116,542)
                                                                          ------------       -------------       -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from note payable--shareholder ...............................            --           2,400,000                  --
 Proceeds from short-term credit facility ..............................            --           5,000,000                  --
 Repayment of short-term credit facility ...............................            --          (5,000,000)                 --
 Proceeds from subordinated short-term loan--shareholder ...............            --             850,000                  --
 Repayment of subordinated short-term loan--shareholder ................            --            (850,000)                 --
 (Repayment of) proceeds from revolving credit facility, net ...........            --          (8,872,410)          8,872,410
 Payments on capital lease obligations .................................      (111,522)            (90,519)            (77,079)
 Proceeds from exercise of stock options ...............................            --                  --              50,400
 Repurchase and retirement of common stock .............................            --                  --             (43,813)
                                                                          ------------       -------------       -------------
   Net cash (used in) provided by financing activities .................      (111,522)         (6,562,929)          8,801,918
                                                                          ------------       -------------       -------------
   Net increase (decrease) in cash and cash equivalents ................       228,909             492,815          (6,072,041)
CASH AND CASH EQUIVALENTS, beginning of year ...........................     1,168,118             675,303           6,747,344
                                                                          ------------       -------------       -------------
CASH AND CASH EQUIVALENTS, end of year .................................  $  1,397,027       $   1,168,118       $     675,303
                                                                          ============       =============       =============
SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING
 AND INVESTING ACTIVITIES:
 Acquisitions of office furniture and equipment accounted for as capital
   lease obligations ...................................................  $         --       $          --       $     485,179
 Discontinued operations:
  Notes payable, capital lease and other obligations issued in
    connection with the acquisition of golf centers ....................  $         --       $          --       $   3,074,000
  Acquisitions of computer equipment and office furniture accounted
    for as capital lease obligations ...................................  $         --       $     666,279       $          --
  Notes payable and capital lease obligations issued in connection with
    acquisition of construction equipment ..............................  $         --       $   2,161,221       $   2,706,716
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest ...............................................  $    562,937       $   1,951,500       $     938,012
  Cash paid for income taxes ...........................................  $    106,656       $     140,186       $     376,485

        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                            GOLDEN BEAR GOLF, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements include the accounts of Golden Bear Golf, Inc. and its subsidiaries ("Golden Bear" or the "Company"). All significant intercompany accounts and transactions have been eliminated. In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements in order to conform to the financial statement presentation of the current year. The Company sold its wholly-owned subsidiary, Golden Bear Golf Centers, Inc. ("Golf Centers") on July 20, 1998 and formally approved the discontinuance of the construction operations conducted by its wholly-owned subsidiary, Paragon Construction International, Inc. ("Paragon") on October 26, 1998. Accordingly, the operations and financial activity associated with such businesses have been reclassified as discontinued operations. With the disposition of such operations, the Company is focused on its core businesses, which include the licensing of NICKLAUS, JACK NICKLAUS and GOLDEN BEAR branded products throughout the world, the operation of the NICKLAUS FLICK GAME IMPROVEMENT and managing the personal endorsement services provided by Jack Nicklaus.

     Golden Bear was formed on June 7, 1996 to enter into an exchange agreement which was consummated on August 1, 1996 upon the closing of an initial public offering of Golden Bear's Class A Common Stock. Parties to the plan of reorganization included, among others, Golden Bear's affiliates, Golf Centers, Paragon (collectively, the "Constituent Companies") and Golden Bear International, Inc. ("International"), a privately owned company controlled by Jack Nicklaus. Pursuant to the exchange agreement, Golden Bear acquired all of the outstanding common stock of the Constituent Companies in exchange for an aggregate of 1,668,000 shares of its Class A and Class B Common Stock. In addition, Golden Bear acquired certain assets and assumed certain liabilities of International in exchange for 1,332,000 shares of Class B Common Stock. The transaction was accounted for on a historical cost basis in a manner similar to a pooling of interests as Golden Bear and the Constituent Companies had common stockholders and management. International is primarily involved in golf course design and consulting, along with the development of residential communities and daily fee golf courses.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised primarily of funds on deposit in interest bearing accounts with various banks with maturities of less than ninety days.

ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

     Golf instruction revenues are recognized concurrent with the time the services are rendered. Licensing revenues are recognized over the terms of the underlying licensing agreements, generally from five to ten years. Revenues attributable to strategic marketing agreements are recognized over the respective contract periods as the goods and services required thereunder are provided. The Company's golf center licensing arrangements generally have initial terms of three to five years, with options to renew. Licensing fees are derived from the establishment of franchised golf center facilities and accordingly, such revenues are recognized when substantially all of the services required under the development agreements have been performed. The Company also earns royalty fees by providing assistance with marketing, training and other operational issues to its franchised golf centers. Such

                            GOLDEN BEAR GOLF, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

royalty fees are based upon licensees' adjusted gross revenues, as defined, and are recognized as revenues when earned. In this regard, the Company has a significant agreement with one licensee covering 21 golf center facilities, for which the Company is entitled to receive minimum annual licensing fees of $795,000. Pursuant to the agreement, the Company received licensing fees of $795,000 from this licensee during the year ended December 31, 1999 and accordingly, the Company recognized licensing fees in this amount. This licensing agreement has a term that expires on December 31, 2008, although the licensee may elect to terminate the agreement effective December 31, 2000. During 1999, the licensee experienced financial difficulties and there is no assurance that the Company will continue to receive the licensing fees under the agreement.

     Related party management fees are attributable to the personal endorsement services provided by Jack Nicklaus and are recognized as revenue when Jack Nicklaus becomes entitled to receive such fees. The Company is generally entitled to approximately 20% to 30% of all such endorsement revenues received by Jack Nicklaus. See Note 13.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets generally ranging from three to seven years. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized currently. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its property and equipment or whether the remaining balance of its property and equipment should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the property and equipment in measuring their recoverability.

DEFERRED REVENUE

     Deferred revenue includes fees collected in excess of amounts earned under the Company's marketing, licensing and royalty agreements as well as fees collected in advance for the Company's golf instruction operations.

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the allowance for doubtful accounts receivable, the estimated useful lives and realizability of the Company's long-lived assets, amounts owed under consulting agreement (See Note 12), and recorded amounts for claims and assessments against the Company. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company accounts for its financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments."

                            GOLDEN BEAR GOLF, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, deferred revenue and capital leases are reflected in the accompanying Consolidated Financial Statements at cost which approximates fair value. The carrying value of fixed rate indebtedness at December 31, 1999 was $206,059 which approximates the estimated fair value. The estimated fair value of such indebtedness was determined based on the expected future payments discounted at risk adjusted rates for debt of similar terms and remaining maturities.

INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Accordingly, deferred income taxes have been provided for to show the effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The Company files a consolidated Federal income tax return that includes the operations of the Company and its subsidiaries. A valuation allowance was established to offset the Company's net deferred tax assets as of December 31, 1999 and 1998 because management currently believes that the future realization of such deferred tax assets is not more likely than not. See Notes 7 and 9.

EARNINGS (LOSS) PER SHARE

     Income (loss) per share in the accompanying Consolidated Statements of Operations is computed by dividing the net income (loss) by the weighted average common shares outstanding for the respective years. Diluted earnings per share as computed under SFAS No. 128 includes the effects of common stock equivalents, including the dilutive effect of all outstanding stock options using the treasury stock method. Diluted earnings per share is the same as basic earnings per share in the accompanying Consolidated Statements of Operations. Options to purchase 181,175, 222,675 and 670,150 shares of common stock were not included in computing earnings per share for the years ended December 31, 1999, 1998 and 1997, respectively, because their effects were anti-dilutive for the respective years.

ACCOUNTING PRONOUNCEMENTS

     Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. During the years ended December 31, 1999, 1998 and 1997, the Company did not have any changes in its equity resulting from such non-owner sources, and accordingly, comprehensive income as set forth by SFAS No. 130 was equal to the net income (loss) amounts presented for the respective years in the accompanying Consolidated Statements of Operations.

     The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133, which requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the effective date of FASB Statement No. 133." SFAS No. 137 deferred the effective date of SFAS

                            GOLDEN BEAR GOLF, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

No. 133 to fiscal years beginning after June 15, 2000. Management believes the impact of adopting this statement will not have a material impact upon the Company's results of operations of financial position.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                   1999             1998
                                                              -------------   ---------------
   Computer equipment .....................................    $  816,034      $    795,625
   Telephone and other office equipment ...................       285,295           431,118
   Furniture and fixtures .................................       204,582           540,831
   Leasehold improvements .................................        36,893           116,104
                                                               ----------      ------------
                                                                1,342,804         1,883,678
   Less accumulated depreciation and amortization .........      (913,949)       (1,177,317)
                                                               ----------      ------------
                                                               $  428,855      $    706,361
                                                               ==========      ============

3. OTHER ASSETS

     Other assets consist of the following:

                                        DECEMBER 31,
                                  -------------------------
                                      1999          1998
                                  -----------   -----------
   Investment in JNAI .........    $533,805      $357,139
   Other ......................      67,544        81,844
                                   --------      --------
                                   $601,349      $438,983
                                   ========      ========

4. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                 DECEMBER 31,
                                         -----------------------------
                                              1999            1998
                                         -------------   -------------
   Payroll and related costs .........    $  393,407      $  601,879
   Professional fees .................       405,868         260,707
   State income taxes ................        10,000         165,693
   Other .............................       287,583         117,271
                                          ----------      ----------
                                          $1,096,858      $1,145,550
                                          ==========      ==========

                            GOLDEN BEAR GOLF, INC.

5. NOTES PAYABLE AND CAPITAL LEASES

     Notes payable and capital leases consist of the following:

                                                                                DECEMBER 31,
                                                                        -----------------------------
                                                                             1999            1998
                                                                        -------------   -------------
   Capital lease obligations secured by furniture and equipment, with principal and interest at 9% payable monthly, maturing through
    June, 2002(1) ...................................................    $  206,059      $  317,581

   Note payable to shareholder, with interest at The Wall Street
    Journal Prime Rate (8.50% at December 31, 1999) payable
    monthly, entire principal due in July, 2003(2) ..................     2,400,000       2,400,000
                                                                         ----------      ----------
                                                                          2,606,059       2,717,581
   Less current portion .............................................      (121,565)       (111,140)
                                                                         ----------      ----------
                                                                         $2,484,494      $2,606,441
                                                                         ==========      ==========

----------------
(1) The Company acquired certain office furniture and phone systems equipment by entering into financing arrangements that were accounted for as capital leases. These capital lease obligations have initial terms of five years and require monthly payments representing principal and interest.

(2) In July 1998, the Company issued an unsecured promissory note for $2.4 million payable to Jack Nicklaus, the principal stockholder of the Company and Chairman of the Company's Board of Directors. The proceeds of the note were used in connection with the settlement of certain claims associated with a golf course development project.

     The following table sets forth the future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments as of December 31, 1999.

                                                     CAPITAL LEASE
                                                      OBLIGATIONS
                                                    --------------
   Years Ending December 31:
   2000 .........................................     $ 135,212
   2001 .........................................        81,829
   2002 .........................................         7,252
                                                      ---------
   Total minimum payments .......................       224,293
   Less amount representing interest(1) .........       (18,234)
                                                      ---------
   Present value of minimum payments ............     $ 206,059
                                                      =========

----------------
(1) Represents amount necessary to reduce the net minimum payments to present value calculated at the Company's estimated incremental borrowing rate at the inception of the respective obligations.

6. COMMON STOCK

     The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of Golden Bear's shareholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Neither the Class A Common Stock nor the Class B Common Stock have cumulative voting rights.

     Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if and when declared by the Board of Directors out of funds legally available

                            GOLDEN BEAR GOLF, INC.

6. COMMON STOCK--(CONTINUED)

therefore, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. There are certain restrictions with respect to the transfer of Class B Common Stock. All of the shares of Class B Common Stock are held by Nicklaus family members or by entities controlled by or established for the benefit of such members ("Nicklaus Family Members"). If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Nicklaus Family Member, such shares will be converted automatically into shares of Class A Common Stock.

     Class A Common Stock has no conversion rights. Class B Common Stock is convertible into unregistered shares of Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted.

     In the event of liquidation, after payment of the debts and other liabilities of Golden Bear and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class. Upon the merger or consolidation of Golden Bear, holders of Class A Common Stock and Class B Common Stock each are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time.

     The company has agreed to take the steps necessary to acquire all the shares held by public shareholders subsequent to December 31, 1999 (See Note
12).

7. SHAREHOLDERS' DEFICIT AND LIQUIDITY

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Primarily as a result of losses and costs, previously incurred by the Company's Paragon subsidiary, the Company has incurred operating losses which have resulted in a shareholders' deficit of approximately $9.1 million and a working capital deficiency of approximately $2.9 million at December 31, 1999. The circumstances surrounding the losses previously incurred by Paragon have resulted in substantial claims and litigation against the Company (See Note
12). Management's actions in regard to these matters included discontinuing the Company's construction operations in 1998 and reducing ongoing expenses.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern and future working capital requirements are dependent on the Company's ability to successfully complete such negotiations involving Paragon and on its ability to achieve and maintain profitable operations in the future. Management of the Company believes that such objectives are attainable. However, there is no assurance that the Company will be successful in realizing these objectives, or that the Company will generate sufficient cash flow from operations to meet its future working capital requirements. To the extent that capital requirements exceed available capital, the Company will be required to seek alternative sources of financing to fund its operations. The

                            GOLDEN BEAR GOLF, INC.

7. SHAREHOLDERS' DEFICIT AND LIQUIDITY--(CONTINUED)

Company has no existing credit facility and there is no assurance that alternative financing will be available, if at all, on satisfactory terms. If the Company is unable to obtain satisfactory alternative financing, the Company may be required to delay or reduce its future expenditures, sell additional assets to meet its obligations, seek to renegotiate the terms of its obligations or curtail its operations. There can be no assurance that any source of funds or other actions taken by the Company will provide sufficient capital so as to enable the Company to remain a going concern.

8. OPERATIONS OF JNAI

     The apparel licensing activities of the Company in the Far East are conducted through Jack Nicklaus Apparel International ("JNAI") and its various partnerships. The Company serves as a 50% general partner and is generally entitled to receive 50% of the cash distributions of the various partnerships' operations. The Company's investment in JNAI is recorded on the equity method.

     The joint venture agreement provides that JNAI shall continue until December 31, 2000, unless otherwise terminated prior to that date by the mutual consent of both partners or by operation of law. However, the termination date set forth in the joint venture agreement can be extended by mutual consent of both partners. Upon termination of JNAI, its net remaining assets are to be distributed to its two partners in the manner set forth in the joint venture agreement, which generally provides for distributions of equal amounts. As of March 29, 2000, the joint venture agreement has not been extended beyond December 31, 2000.

     The following is a condensed summary of the operating results of JNAI:

                                                    FOR THE YEARS ENDED NOVEMBER 30,
                                            ------------------------------------------------
                                                 1999             1998             1997
                                            --------------   --------------   --------------
   Licensing revenues ...................    $ 2,644,833      $ 2,052,410      $ 2,927,236
   Operating expenses and other .........        404,448          439,576          755,052
   Provision for income taxes ...........        337,601          191,548           10,400
                                             -----------      -----------      -----------
   Net income ...........................    $ 1,902,784      $ 1,421,286      $ 2,161,784
                                             ===========      ===========      ===========

                            GOLDEN BEAR GOLF, INC.

9. INCOME TAXES

     The components of the provision for income taxes for the respective fiscal years consists of the following:

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------
                                                   1999              1998              1997
                                             ---------------   ---------------   ---------------
   Current:
    State ................................    $     10,000      $    175,629      $     32,091
    Foreign ..............................          38,768            15,087            24,139
   Deferred:
    Federal ..............................      (2,894,959)       (8,191,023)       (8,244,808)
    State ................................              --           116,520          (635,288)
   Change in valuation allowance .........       2,894,959         8,074,503         8,880,096
                                              ------------      ------------      ------------
   Provision for income taxes ............    $     48,768      $    190,716      $     56,230
                                              ============      ============      ============

     A reconciliation of the difference between the expected provision for income taxes on continuing operations using the statutory Federal tax rate and the Company's actual provision is presented below:

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------
                                                           1999              1998            1997
                                                      --------------   ---------------   ------------
   Provision using statutory Federal rate .........    $  1,587,069      $  (219,484)     $  378,330
   Non-deductible expenses ........................          92,658           31,710          54,404
   State income taxes .............................          10,000          175,629          32,091
   Foreign income taxes ...........................          38,768           15,087          24,139
   Change in valuation allowance ..................      (1,679,727)         187,774        (432,734)
                                                       ------------      -----------      ----------
                                                       $     48,768      $   190,716      $   56,230
                                                       ============      ===========      ==========

                            GOLDEN BEAR GOLF, INC.

9. INCOME TAXES--(CONTINUED)

     The net deferred income tax asset is comprised of the following:

                                                                           DECEMBER 31,
                                                                -----------------------------------
                                                                      1999               1998
                                                                ----------------   ----------------
   Deferred income tax assets:
    Allowance for doubtful accounts .........................    $      66,554      $   2,878,753
    Tax basis capitalized costs .............................               --            132,413
    Tax basis in property and equipment
      in excess of book basis ...............................           82,533             82,533
    Accruals not currently deductible .......................          229,304             71,114
    Net operating loss carryforwards ........................       19,234,307         13,914,507
   Foreign tax credit carryforwards .........................          851,149            497,094
                                                                 -------------      -------------
                                                                    20,463,847         17,576,414
                                                                 -------------      -------------
   Deferred income tax liabilities:
    Book basis in intangible assets over tax basis ..........               --              7,526
    Book basis of investment in JNAI over tax basis .........          100,000            100,000
    Deferred revenue ........................................          (24,735)           (24,735)
                                                                 -------------      -------------
                                                                        75,265             82,791
                                                                 -------------      -------------
   Net deferred income tax asset ............................       20,388,582         17,493,623
   Valuation allowance ......................................      (20,388,582)       (17,493,623)
                                                                 -------------      -------------
                                                                 $          --      $          --
                                                                 =============      =============

     At December 31, 1999, the Company had available a Federal net operating loss carryforward of approximately $33.1 million which expires in the year 2018, along with a foreign tax credit carryforward of $851,149 which expires in 2008.

     In assessing the realizability of deferred tax assets, management must consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 1999 and 1998, the Company provided a full valuation allowance to reserve for the net deferred tax asset balances because management currently believes that the future realization of such deferred tax assets is not more likely than not.

10. STOCK OPTIONS

     A total of 675,000 shares of the Company's Class A Common Stock may be issued under the Golden Bear 1996 Stock Option Plan ("Option Plan"), which was adopted in July 1996. Options under the Option Plan are granted at an exercise price equal to the fair market value of the Class A Common Stock at the date of grant and generally have a term of ten years from the date of grant. Such options generally become fully vested five years from the grant date although certain options granted to employees on December 31, 1997 at an exercise price of $8.00 per share were exercisable one year after the date of grant and the options granted to Jack Nicklaus pursuant to his employment agreement with the Company vest immediately upon being granted.

                            GOLDEN BEAR GOLF, INC.

10. STOCK OPTIONS--(CONTINUED)

     A summary of stock option transactions for the fiscal years ended December 31, 1999, 1998 and 1997 is set forth in the table below:

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                         --------------------------------------------------------------------------------
                                                   1999                         1998                       1997
                                         -------------------------   --------------------------   -----------------------
                                                         WEIGHTED                     WEIGHTED                   WEIGHTED
                                                          AVERAGE                      AVERAGE                   AVERAGE
                                                         EXERCISE                     EXERCISE                   EXERCISE
                                            SHARES         PRICE         SHARES         PRICE        SHARES       PRICE
                                         ------------   ----------   -------------   ----------   -----------   ---------
   Outstanding, beginning of year.....      222,675      $ 11.64         670,150      $ 12.61       383,688      $ 16.00
   Options granted ...................           --           --          20,000         4.00       383,150         9.92
   Options exercised .................           --           --              --           --        (3,150)       16.00
   Options canceled/forfeited ........      (41,500)       14.62        (467,475)       12.71       (93,538)       15.36
                                            -------                     --------                    -------
   Outstanding, end of year ..........      181,175        10.96         222,675        11.64       670,150        12.61
                                            =======                     ========                    =======
   Exercisable at year-end ...........      107,968      $ 10.72          91,935      $ 10.71       122,600      $ 13.28
                                            =======                     ========                    =======
   Available for future grants .......      469,863                      428,363                         --
                                            =======                     ========                    =======

     The following table summarizes information about outstanding and exercisable stock options at December 31, 1999:

                                            OUTSTANDING                       EXERCISABLE
                              ----------------------------------------   ----------------------
                                              WEIGHTED
                                               AVERAGE       WEIGHTED                  WEIGHTED
                                              REMAINING       AVERAGE                  AVERAGE
EXERCISE PRICE OR                            CONTRACTUAL     EXERCISE                  EXERCISE
RANGE OF EXERCISE PRICES        SHARES      LIFE (YEARS)       PRICE       SHARES       PRICE
---------------------------   ----------   --------------   ----------   ----------   ---------
   $ 4.00 .................     20,000          8.58          $ 4.00          500      $ 4.00
     8.00 .................     23,875          8.00            8.00       18,348        8.00
    10.88 - 12.75 .........    107,300          6.99           11.46       89,120       11.32
    16.00 .................     30,000          6.59           16.00           --          --
                               -------                                    -------
                               181,175          7.24           10.93      107,968       10.72
                               =======                                    =======

     In connection with his employment agreement with the Company, Jack Nicklaus is entitled to receive options to purchase 65,000 shares of Class A Common Stock each year for a period of four years, commencing on August 1, 1997. Such options, which are issued with an exercise price equal to the fair market value of the Class A Common Stock on the date of grant, are immediately exercisable upon grant and expire in 2006. The options that Mr. Nicklaus was entitled to receive on August 1, 1999 and 1998 were waived and deferred pending the resolution of certain shareholder claims. See Note 12.

     The Option Plan also provides for options to be granted to each non-employee director of Golden Bear on the first business day following the annual meeting of shareholders of the Company. Each non-employee director is granted options for the purchase of 1,000 shares of Class A Common Stock with an exercise price equal to the fair market value of the Class A Common Stock on the date of grant, which expire 10 years from the date of grant. No options were granted to non-employee directors during 1999 or 1998.

                            GOLDEN BEAR GOLF, INC.

10. STOCK OPTIONS--(CONTINUED)

     The Option Plan is administered by the Compensation Committee of the Company's Board of Directors which is authorized to determine the provisions of future grants, including selecting the recipients, exercise price, terms and vesting schedules for such options.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based compensation arrangements whereby no compensation costs attributable to stock options is deducted in determining net income (loss). Had compensation costs for the Company's Option Plan been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and net loss per share would have changed accordingly. Using the Black-Scholes option pricing model for all options granted, the Company's pro forma net income
(loss), pro forma net income (loss) per share and pro forma weighted average fair value of options granted, with related assumptions, are as follows for the years ended December 31, 1999 and 1998.

                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------
                                                                             1999               1998
                                                                        --------------   -----------------
   Pro forma net income (loss) ......................................    $ 7,591,250       $ (31,096,020)
   Pro forma net income (loss) per share--
    basic and diluted ...............................................    $      1.38       $       (5.65)
   Pro forma weighted average fair value of options granted .........             --                2.95
   Risk-free interest rate ..........................................             --                 7.0%
   Expected lives ...................................................             --            10 years
   Expected volatility ..............................................             --                55.0%
   Expected quarterly dividend rate .................................             --                 0.0%

11. RETIREMENT SAVINGS PLAN

     The Company participates in a retirement savings plan ("Savings Plan") sponsored by International. The Savings Plan operates as a defined contribution plan and is qualified under Section 401(k) of the Internal Revenue Code. The Savings Plan covers all employees who have completed one year of service. The Company matches the employees' contributions, up to a maximum of $1,500 per employee per Savings Plan year. A participant's individual contribution is limited to the maximum amount for such year under the Internal Revenue Code. Discretionary contributions can also be made to the Savings Plan. All employees who have completed one year of service and are employed at year-end are eligible for this contribution. Company contributions to the Savings Plan were $31,911, $29,068 and $59,535 during the years ended December 31, 1999, 1998 and
1997, respectively.

12. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases its corporate executive and administrative office facilities along with certain office equipment. The rent expense incurred under these leases was approximately $0.7 million, $0.7 million and $0.8 million during the years ended December 31, 1999, 1998 and 1997, respectively.

                            GOLDEN BEAR GOLF, INC.

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     Future minimum lease payments required under noncancelable operating lease obligations are as follows:

                                   MINIMUM
                                LEASE PAYMENTS
                               ---------------
   Years Ending December 31:
   2000 ....................     $   706,567
   2001 ....................         706,567
   2002 ....................         685,594
   2003 ....................         668,088
   2004 ....................         668,088
   Thereafter ..............       1,057,806
                                 -----------
                                 $ 4,492,710
                                 ===========

CLAIMS AND ASSESSMENTS

     In August 1995, Paragon brought an arbitration claim against a customer for breach of contract. Paragon alleges it has properly completed the construction relating to the renovation of the customer's golf course and is seeking final payment of retainage and related amounts due, together with additional damages, totaling approximately $350,000. Simultaneous to this claim of arbitration, the customer filed a counterclaim of arbitration against Paragon for alleged construction defects in the renovation of its golf course. Although the customer now claims its damages are in excess of $3.0 million, the initial claim submitted by the customer in arbitration was for $750,000. The Company intends to vigorously defend this claim, but the ultimate outcome of this matter is not determinable at this time. Accordingly, no provision for loss regarding this matter had been established at December 31, 1999. The ultimate disposition of this matter is not expected to have a material effect on the Company's financial position or results of operations.

     In connection with the discontinuance of the construction business conducted by Paragon and the winding down of such operations, the Company has been named in numerous legal actions involving claims for damages and other amounts due to certain project owners, construction vendors and subcontractors. While the Company has entered into settlement negotiations with several claimants, the ultimate outcome of such negotiations is not determinable at this time. Certain of these claims, if determined adversely to the Company in the aggregate, could have a material adverse effect on the Company's financial position and results of operations. In 1998, the Company conducted a comprehensive review of Paragon's construction projects, focusing on the status of the projects, the costs required to fully complete the jobs and the anticipated profitability or losses of such projects. Attention was also directed toward determining contract requirements and the related estimated costs of fulfilling those requirements.

     As a result of the review, the Company found evidence that former management of Paragon deliberately falsified records, misrepresented the status of construction projects and made false statements about Paragon's revenues, costs and profits to the Company's executive management and Board of Directors.


     Based on the results of the review, it was necessary for the Company to recognize additional costs and losses incurred on certain construction projects, resulting in the restatement of the Company's

                            GOLDEN BEAR GOLF, INC.

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

financial statements included in its Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the three months ended March 31, 1998, as previously filed with the Securities and Exchange Commission.

     As a result of the foregoing review and restatement of the Company's financial statements, numerous purported class action lawsuits have been filed against the Company and certain current and former officers and directors of the Company, asserting various claims under the federal securities laws. On July 28, 1998, individuals purporting to be shareholders of the Company filed a class action lawsuit in the United States District Court for the Southern District of Florida against the Company and certain of the Company's present and former officers and directors.

     Since the filing of this matter, nine additional lawsuits have been filed against the Company and certain of its present and former officers and directors. Eight of these lawsuits were filed in the United States District Court for the Southern District of Florida and one was filed in the United States District Court for the Eastern District of New York, though the court in New York has entered an order transferring this action to the Southern District of Florida. The District Court in Florida entered an order consolidating all of the actions originally filed in the Southern District of Florida and all similar actions which are transferred to or subsequently filed in the Southern District of Florida and directed the plaintiffs to file a consolidated complaint.

     On December 24, 1998, plaintiffs filed their First Consolidated Class Action Complaint ("Consolidated Complaint") on behalf of themselves and all others who purchased common stock of the Company from April 30, 1997 through July 27, 1998, with the exception of the defendants and certain related or affiliated persons or entities. The defendants named in the Consolidated Complaint are Golden Bear Golf, Inc., Jack W. Nicklaus, Richard P. Bellinger, Jack P. Bates, Stephen S. Winslett, John Boyd and Andersen. The Consolidated Complaint alleges that during the purported class period, the defendants violated Section 10(b) and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934 by making misrepresentations or omissions of material fact in publicly filed documents and in other alleged public statements relating to the Company's financial condition and that of its wholly-owned subsidiary, Paragon Construction International, Inc. The plaintiffs are seeking an unspecified amount of damages, interest, costs and attorneys' fees.

     On December 22, 1999, the parties entered into a Settlement Agreement relating to the consolidated actions. The Settlement Agreement was approved by the United States District Court during the final hearing on March 28,2000. In connection with the settlement, the plaintiffs filed a motion to allow the filing of their Second Amended Consolidated Complaint on behalf of a class of all persons, excluding the defendants, who purchased shares of the Company's Class A Common Stock from the date of the Company's public offering, August 1, 1996 through and including July 27, 1998. The Amended Consolidated Complaint includes allegations of securities law violations under Sections 11, 12(2) and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Act and Rule 10b-5, as well as common law claims. Under the terms of the Settlement Agreement, the Company has established a settlement fund in the amount of $3.5 million to settle the class action litigation. The Company contributed $2.5 million to the settlement fund, this amount was funded by the Company's insurance carrier. Pursuant to the Settlement Agreement, Andersen also contributed $1.0 million to the settlement fund.

     In connection with the Company's entry into the Settlement Agreement, the Company also entered into a settlement with Andersen to settle the Company's claims against it. The Company had

                            GOLDEN BEAR GOLF, INC.

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

previously advised Andersen of the belief that Andersen violated its duty of care in connection with the professional services it provided the Company and that the Company's losses, in part, resulted from the failure of due care. Andersen has vigorously denied a failure of due care on its part and has vigorously denied that any of the Company's losses resulted from anything Andersen did or failed to do. Notwithstanding their position, in order to avoid protracted litigation in which their position would be fully developed and resolved, the Company entered into a settlement agreement with Andersen. Pursuant to the settlement, Andersen agreed to pay the Company $3.8 million in cash and waive approximately $750,000 in receivables due to Andersen from the Company. The Company has included $4.6 million in Other Income for the year ended December 31, 1999.

     In addition, the Company has agreed to take the steps necessary to acquire all the shares held by public shareholders at a cash price of $0.75 per share. The price for the publicly held shares was the result of negotiations between the Company and attorneys for the class action plaintiffs and has the approval of a committee of independent directors. An investment banking firm provided an opinion, that the consideration to be received by holders of the Company's Common Stock, other than Jack Nicklaus and his family, pursuant to the Settlement Agreement is fair from a financial point of view to such holders.

     The Company has not given effect to the proposed repurchase of the outstanding shares held by the public shareholders in the accompanying financial statements. The following unaudited financial information gives pro forma effect to the proposed repurchase had it occurred as of December 31, 1999:

                                                          AS OF DECEMBER 31,
                                                                 1999
                                                          ------------------
   Unaudited pro forma total assets ..................     $    4,594,134
   Unaudited pro forma total liabilities .............         15,674,277
                                                           --------------
   Unaudited pro forma shareholder's deficit .........     $  (11,080,143)
                                                           ==============

     The Securities and Exchange Commission is conducting a private investigation to determine whether the Company or certain of its current or former officers, directors and employees have engaged in conduct in violation of certain provisions of the Exchange Act and the rules and regulations thereunder. The Company believes that such investigation is focused principally on the recognition of additional costs and losses associated with the review of Paragon construction projects and the Company's public statements and accounting systems with respect thereto. The Company is cooperating in such investigation.

     The Company is also a party to various other legal proceedings that have arisen in the ordinary course of its business. The ultimate outcome of these matters cannot be predicted with certainty and these legal proceedings could result in additional losses that may have a material adverse effect on the Company's financial position or results of operations.

CONSTRUCTION CONTRACT WARRANTIES

     Paragon's construction contracts generally provided for warranties that obligated Paragon to remedy certain construction defects that may arise in the ordinary course of providing such construction services. Such warranties, which are customary in the construction industry, are usually

                            GOLDEN BEAR GOLF, INC.

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

effective for a period of one year from the completion date of the respective projects. The Company's management does not expect the costs associated with corrective action or penalties incurred pursuant to these warranties, if any, to have a material impact on its results of operations.

COMMITMENT UNDER CONSULTING AGREEMENT

     In connection with the sale of Golf Centers, the Company retained certain continuing obligations under a consulting agreement associated with one of the golf centers that were included in the sale. Under the terms of the agreement, the Company is obligated to pay consulting fees in the amount of $50,000 per year, payable monthly in arrears over the remaining term of the agreement, subject to certain termination options on the part of the Company if the golf center does not achieve and maintain certain performance criteria. In addition, the Company is obligated to pay bonus compensation of up to an additional $25,000 per year, to the extent that the golf center achieves certain target operating profit margins, as set forth in the agreement.

     At December 31, 1999, the remaining term of the consulting agreement was approximately 17 years. However, the Company is entitled to terminate the agreement and its obligations thereunder, in the event that the golf center achieves less than 90% of its targeted annual profitability, as defined in the agreement. The targeted profitability levels are based on the average performance over each two-year period, starting one year after the April 1997 date that the golf center opened for business. The Company has recorded a liability for the estimated amount of its obligation under this agreement.

13. RELATED PARTY TRANSACTIONS

     The balances included in the accompanying Consolidated Balance Sheets under the caption "Due from International" consists of the net amounts owed to Golden Bear Golf, Inc. and its subsidiaries. At December 31, 1999 and 1998, the Company had net amounts due from International of $58,826 and $41,812, respectively. The net amounts due at December 31, 1999 and 1998 were comprised primarily of related party management fees attributable to personal endorsement services performed by Jack Nicklaus.

     In 1997, the Company had a design services agreement with International pursuant to which the Company had marketed golf course designs for Nicklaus Design, a division of International. Under the design services marketing agreement, the Company generally had been entitled to 10% of the gross design fees collected by Nicklaus Design for its role in marketing such design services. The Company earned related party commissions in this capacity of approximately $1.3 million during fiscal 1997. Effective January 1, 1998, the design services marketing agreement was terminated in connection with an organizational realignment, pursuant to which International assumed certain financial obligations of the Company to employees and third parties formerly involved in the design marketing function.

     In 1998, the Company, International and Jack Nicklaus (collectively, the "Company Affiliates") entered into an agreement with Weitz Golf International LLC ("Weitz Golf"), pursuant to which the Company Affiliates agreed to provide certain technical and marketing assistance in connection with the construction services offered by Weitz Golf, which include general contracting, design-build and construction management. Under the agreement, the Company agreed to no longer offer construction services independently during the term of the agreement which expires on December 31, 2007. The

                            GOLDEN BEAR GOLF, INC.

13. RELATED PARTY TRANSACTIONS--(CONTINUED)

Company is entitled to receive 40% of the cumulative net profits, as defined, received by Weitz Golf pursuant to the contracts it enters into during the term of the agreement. There were no cumulative net profits from the operations of Weitz Golf through December 31, 1999.

     Pursuant to the terms of a personal services management agreement, International and Jack Nicklaus have retained the Company as the exclusive manager and representative to market the personal endorsement services of Jack Nicklaus, under which the Company is generally entitled to approximately 20% to 30% of the personal endorsement fees received by Mr. Nicklaus. During fiscal 1999, 1998 and 1997, the Company earned related party management fees attributable to providing such services of $217,550, $571,749 and $565,905, respectively.

     Under the terms of an office sharing agreement, the Company had subleased its corporate office facilities from International for the period from August 1, 1996 through July 31, 1997. The rent expense incurred under such sublease for the seven months ended July 31, 1997 was $358,755. Effective August 1, 1997, the Company entered into a separate lease agreement for its corporate office facilities directly with the owner of such facilities.

     In addition, the Company had maintained certain office space in Singapore through October 31, 1997 that was shared with International. During the ten months ended October 31, 1997, a total of $239,000 of costs associated with maintaining such facilities was allocated to International. The Company subsequently terminated this lease effective April 1, 1998 and closed the office that it had previously maintained in Singapore.

     The Company has an office staff sharing agreement with International that provides for sharing services of certain specifically identified office staff and personnel that can effectively serve the needs of both organizations. This agreement was established effective with the reorganization of the Company on August 1, 1996. During the years ended December 31, 1999, 1998 and 1997, payroll and related costs associated with such shared employees were allocated to International in the amounts of $32,850, $111,000 and $458,964, respectively.

     During fiscal 1997, the Company paid a $100,000 investment banking fee to International for services rendered by Golden Bear Financial Services, a division of International, in connection with negotiating the $10 million revolving credit facility that the Company obtained during the year. The fee was equal to 1% of the total facility commitment.

                            GOLDEN BEAR GOLF, INC.

13. RELATED PARTY TRANSACTIONS--(CONTINUED)

     An analysis of the activity in "Due from International" is as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------------
                                                             1999           1998             1997
                                                        -------------   ------------   ---------------
   Balance at beginning of year .....................    $   41,812      $  157,698     $    843,235
   Related party commissions and fees ...............       217,550         571,749        1,870,735
   Reimbursement for shared employees ...............        32,850         111,000          458,964
   Reimbursement for Singapore office costs .........            --              --          239,000
   Sublease of corporate office facilities ..........            --              --         (358,755)
   Investment banking fee ...........................            --              --         (100,000)
   Payments received ................................      (233,386)       (798,635)      (2,795,481)
                                                         ----------      ----------     ------------
   Balance at end of year ...........................    $   58,826      $   41,812     $    157,698
                                                         ==========      ==========     ============

     In the ordinary course of business, the Company purchases golf equipment manufactured by Nicklaus Golf Equipment Company, L.C., a privately owned company in which Jack Nicklaus has a 50% equity interest. Such equipment is currently purchased primarily for promotional programs associated with the Company's NICKLAUS FLICK GAME IMPROVEMENT. Prior to the sale of the Company's Golf Centers subsidiary, such equipment was also purchased for resale in the pro shops of the Company's golf centers. During fiscal 1999, 1998 and 1997, the Company purchased such golf equipment at a cost of $21,312, $163,691 and $405,205, respectively.

     During the years ended December 31, 1999, 1998 and 1997, the Company procured certain printing and graphic services totaling $90,647, $93,243 and $125,101, respectively, from Executive Sports International ("ESI"), a privately held company owned in part by a member of the Nicklaus family. In 1999, the Company entered into a marketing and support agreement with ESI in connection with the promotion, marketing, sale and operation of NICKLAUS FLICK GAME IMPROVEMENT'S Executive Golf Programs and other group golf school and clinic programs. Under the marketing and support agreement, ESI earned a management fee of $87,000, commissions of $90,925 and was reimbursed for student travel and amenities of $49,000 during 1999.

     In 1998, Jack Nicklaus advanced $2.4 million to the Company evidenced by an unsecured five-year promissory note. The loan proceeds were used by the Company in connection with the settlement of certain claims associated with a golf course development project. Jack Nicklaus also advanced the Company $850,000 pursuant to the terms of a subordinated short-term loan which was used as bridge financing for the Company pending the closing of the sale of Golf Centers. The Company repaid all such advances under the subordinated short-term loan in August 1998, using proceeds from the sale of Golf Centers.

     On April 15, 1999, the Company entered into a settlement agreement with a former customer of Paragon. Paragon had been engaged by this customer (the "Developer") to construct a golf course located in San Jose, California ("California Project") and one located in Orlando, Florida ("Florida Project"). Nicklaus Design, a division of International, designed both of the golf course projects. In addition, the Florida Project is owned by a partnership controlled by the Developer in which International has a 25% limited partner interest. After Paragon was unable to complete these projects, Paragon and the owners of the projects entered into a Settlement Agreement and Release of Claims. Subsequent to and notwithstanding the terms of this settlement, issues arose regarding responsibility

                            GOLDEN BEAR GOLF, INC.

13. RELATED PARTY TRANSACTIONS--(CONTINUED)

for certain cost overruns that were incurred in connection with the construction of the golf courses. Based upon an assessment of the potential risks and costs of litigation, the Company agreed to a revised settlement pursuant to which Paragon agreed to pay the Developer certain of the amounts at issue.

     With regard to the California Project, Paragon issued to the Developer a promissory note in the amount of $785,436 bearing interest at an annual rate of 10%, payable in quarterly installments of principal and interest over three years. With regard to the Florida Project, Paragon issued to the Developer a promissory note in the amount of $496,171 bearing interest at an annual rate of 10%, payable in quarterly installments of principal and interest over five years. International guaranteed these notes. In connection with the settlement, International agreed to credit any payments to which it would otherwise be entitled to for the design services performed by Nicklaus Design at these two projects, against the respective notes payable to be issued by Paragon to the Developer. During 1999, Paragon paid $63,223 and $189,622 to the Developer related to the Florida Project and California Project, respectively. During 1999, Paragon paid a total of $11,000 in interest pursuant to such obligations due to International.

14. DISCONTINUED OPERATIONS

GOLDEN BEAR GOLF CENTERS

     The Company sold the stock of its wholly-owned Golf Centers subsidiary on July 20, 1998. In connection with the sale, the Company entered into a licensing agreement with the purchaser granting such purchaser the right to continue operating the acquired golf centers under the GOLDEN BEAR GOLF CENTER brand name. The Company retained its licensing and franchising rights with respect to being able to offer franchise opportunities to outside parties for the operation of golf instruction and practice facilities. In this regard, Golf Centers distributed certain of its assets and liabilities to the Company prior to the closing of the sale. All of the financial activities associated with the operations that were sold have been classified as discontinued operations.

PARAGON CONSTRUCTION INTERNATIONAL, INC.

     On October 26, 1998, the Company's Board of Directors approved the discontinuance of the Company's golf course construction operations conducted by its Paragon subsidiary. All such projects have been completed and the Company is no longer actively involved in pursuing construction projects independent of its agreement with Weitz Golf. See Note 13. Paragon had been involved in providing comprehensive golf course and other resort-related construction services, including project management, shaping, renovation and golf course construction.

     The financial activities associated with Paragon have been classified as discontinued operations in the accompanying Consolidated Financial Statements. The results of operations attributable to Paragon are included in the accompanying Consolidated Statements of Operations as a component of the line item captioned, "Income (loss) from discontinued operations, net." The income
(loss) from such operations was $3,037,172, $(26,521,886) and $(17,326,058) for
the years ended December 31, 1999, 1998 and 1997, respectively. The net income for the current year is primarily attributable to a favorable settlement with regard to litigation involving the Company's insurance carrier that previously provided certain construction related bonds for several of Paragon's construction projects.

                            GOLDEN BEAR GOLF, INC.

14. DISCONTINUED OPERATIONS--(CONTINUED)

In addition, the Company reached favorable settlements with regard to its claims against certain project owners. In connection with a settlement with Paragon's bonding company, Jack Nicklaus individually guaranteed payment of a note payable which has a remaining balance of $850,000 as of December 31, 1999.

     The components of the net liabilities associated with Paragon's discontinued operations included in the accompanying Consolidated Balance Sheets consist of the following:

                                                                     DECEMBER 31,
                                                            ------------------------------
                                                                 1999            1998
                                                            -------------   --------------
   Current assets .......................................   $    60,844      $  1,932,478
   Property and equipment, net ..........................       131,999         1,675,550
                                                            -----------      ------------
     Total assets .......................................       192,843         3,608,028
                                                            -----------      ------------
   Current liabilities ..................................     5,194,455        17,485,446
   Notes payable and capital leases .....................     4,870,499                --
                                                            -----------      ------------
     Total liabilities ..................................    10,064,954        17,485,446
                                                            -----------      ------------
     Net liabilities of discontinued operations .........   $ 9,872,111      $ 13,877,418
                                                            ===========      ============

15. SEGMENT REPORTING

     All of the Company's revenue generating activities are conducted by one operating segment encompassing the licensing of NICKLAUS, JACK NICKLAUS and GOLDEN BEAR branded products throughout the world, the operation of the NICKLAUS FLICK GAME IMPROVEMENT and the generation of marketing fees related to Jack Nicklaus' personal endorsements. As the Company operates and tracks its results in one operating segment, certain segment disclosure requirements are not applicable.

16. INTERNATIONAL OPERATIONS

     The Company derives a portion of its revenues from foreign sources, primarily through the apparel licensing activities of its JNAI unconsolidated joint venture and through certain of its golf centers licensing operations. Although JNAI conducts its operations in the United States, substantially all of its revenues are received from licensees located in the Asia Pacific region, primarily Japan and Korea. All of the revenues of JNAI's licensees are generated in foreign currencies. The licensees pay their license fees to JNAI denominated in their respective functional currencies which are then converted to U.S. dollars based on the exchange rate on the date of payment. Fluctuations in the foreign currency values of these currencies relative to the U.S. dollar could have a material adverse effect on the Company's future profitability. Furthermore, the Company is engaged in significant business activities in Japan and Asia. To the extent that markets in these geographic areas are volatile and unfavorably impact the Company's customers, such events could have an adverse effect on the Company's operations in the region going forward.

     The Company has several licensees that operate golf center facilities under the tradenames JACK NICKLAUS GOLF CENTER and JACK NICKLAUS ACADEMY OF GOLF that are located in the Pacific Rim and Europe. Such licensees generally remit their licensing fees, which are based on a percentage of their revenues, to the Company denominated in their respective local currencies. Certain information with

                            GOLDEN BEAR GOLF, INC.

16. INTERNATIONAL OPERATIONS--(CONTINUED)

respect to the Company's net investment in, and net equity in the earnings of JNAI, along with the foreign operations of its golf centers licensing activities is set forth below.

                                                   AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------
                                                      1999            1998            1997
                                                 --------------   ------------   --------------
   Assets ....................................    $   541,019      $ 411,870      $   289,496
                                                  ===========      =========      ===========
   Revenues ..................................    $ 1,183,308      $ 832,647      $ 1,080,892
                                                  ===========      =========      ===========
   Contribution to operating income before
    Allocation of corporate overhead .........    $ 1,183,308      $ 767,312      $ 1,080,892
                                                  ===========      =========      ===========

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Summarized quarterly financial information for the years ended December 31, 1999 and 1998 is presented below.

                                                                      QUARTER ENDED
                                            -----------------------------------------------------------------
                                               MARCH 31,        JUNE 30,       SEPTEMBER 30,     DECEMBER 31,
                                                 1999             1999              1999             1999
                                            --------------   --------------   ---------------   -------------
   Total revenues .......................    $ 2,843,331      $ 3,829,319       $ 1,871,571      $ 2,694,200
   Operating income (loss) ..............       (519,089)         454,706          (293,887)         371,823
   Income (loss) from
    continuing operations ...............       (558,716)         439,728          (106,125)       4,844,195
   Income (loss) from
    discontinued operations .............             --          201,235           234,146        2,759,794
   Net income (loss) ....................       (558,716)         640,963           128,021        7,603,989
   Earnings per share--basic and diluted:
   Income (loss) from
    continuing operations ...............    $     (0.10)     $      0.08       $     (0.02)     $      0.88
   Income (loss) from
    discontinued operations .............             --             0.04              0.04             0.50
                                             -----------      -----------       -----------      -----------
   Net income (loss) per share ..........    $     (0.10)     $      0.12       $      0.02      $      1.38
                                             ===========      ===========       ===========      ===========

                            GOLDEN BEAR GOLF, INC.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)--(CONTINUED)

                                                                       QUARTER ENDED
                                            -------------------------------------------------------------------
                                               MARCH 31,        JUNE 30,       SEPTEMBER 30,      DECEMBER 31,
                                                 1998             1998              1998              1998
                                            --------------   --------------   ---------------   ---------------
   Total revenues .......................    $  2,981,085     $  3,290,741     $  2,457,879      $  2,655,335
   Operating income (loss) ..............        (111,922)         572,718         (583,471)           72,682
   Income (loss) from
    continuing operations ...............        (301,556)         192,758         (829,160)          101,700
   Loss from discontinued
    operations, net .....................      (6,957,403)      (9,768,636)      (8,401,979)       (4,487,449)
   Net (loss) ...........................      (7,258,959)      (9,575,878)      (9,231,139)       (4,385,749)
   Earnings per share--basic and diluted:
   Income (loss) from
    continuing operations ...............    $      (0.06)    $       0.04     $      (0.15)     $       0.02
   Loss from discontinued
    operations, net .....................           (1.26)           (1.78)           (1.53)            (0.82)
                                             ------------     ------------     ------------      ------------
   Net loss per share ...................    $      (1.32)    $      (1.74)    $      (1.68)     $      (0.80)
                                             ============     ============     ============      ============

18. SUBSEQUENT EVENT

     On March 28, 2000, the United States District Court approved the Settlement Agreement related to the Company's shareholder lawsuits. See Note 12.

                            GOLDEN BEAR GOLF, INC.

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                                            ADDITIONS      DEDUCTIONS
                                                                          ------------   -------------
                                                            BALANCE AT     CHARGED TO                      BALANCE AT
                                                            BEGINNING       COSTS AND       AMOUNTS           END
DESCRIPTION                                                  OF YEAR        EXPENSES      WRITTEN OFF       OF YEAR
-------------------------------------------------------   -------------   ------------   -------------   -------------
Year Ended December 31, 1997:
 Allowance for uncollectible accounts ....... .........   $  151,563      $  80,250        $ 179,313     $   52,500
 Valuation allowance for deferred Tax assets  .........      539,000      8,880,116               --      9,419,116

Year Ended December 31, 1998:
 Allowance for uncollectible accounts ....... .........   $   52,500      $ 384,995        $ 156,807     $  280,688
 Valuation allowance for deferred Tax assets  .........    9,419,116      8,074,507               --     17,493,623

Year Ended December 31, 1999: .........................
 Allowance for uncollectible accounts ....... .........   $  280,688      $ 109,835        $ 194,775     $  195,748
 Valuation allowance for deferred Tax assets  .........   17,493,623      2,894,959               --     20,388,582

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Joint Venture Partners of Jack Nicklaus Apparel International:

     We have audited the accompanying balance sheet of Jack Nicklaus Apparel International as of November 30, 1999 and the related statements of operations, partners' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack Nicklaus Apparel International as of November 30, 1999 and the results of its operations and its cash flows for the fiscal year then ended, in conformity with accepted accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
 March 28, 2000.

                      JACK NICKLAUS APPAREL INTERNATIONAL

                                 BALANCE SHEET

                            AS OF NOVEMBER 30, 1999

                   ASSETS
CURRENT ASSETS:
 Cash ............................................    $   100,400
 Accounts receivable .............................      1,438,141
                                                      -----------
  Total current assets ...........................      1,538,541
INVESTMENT IN AFFILIATED COMPANY .................         49,863
                                                      -----------
  Total assets ...................................    $ 1,588,404
                                                      ===========
      LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ................................    $    42,462
 Accrued commissions .............................        232,078
 Accrued income taxes ............................        188,119
 Accrued liabilities .............................         44,166
 Deferred revenue ................................         13,627
                                                      -----------
  Total current liabilities ......................        520,452
COMMITMENTS AND CONTINGENCIES (Note 4)
PARTNERS' EQUITY .................................      1,067,952
                                                      -----------
  Total liabilities and partners' equity .........    $ 1,588,404
                                                      ===========

     The accompanying notes to the financial statements are an integral part of this statement.

                      JACK NICKLAUS APPAREL INTERNATIONAL

                            STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED NOVEMBER 30, 1999

REVENUES ...........................................    $2,644,833
OPERATING EXPENSES .................................       404,448
                                                        ----------
  Income before provision for income taxes .........     2,240,385
PROVISION FOR INCOME TAXES .........................       337,601
                                                        ----------
  Net income .......................................    $1,902,784
                                                        ==========

     The accompanying notes to the financial statements are an integral part of this statement.

                      JACK NICKLAUS APPAREL INTERNATIONAL

                         STATEMENT OF PARTNERS' EQUITY

                     FOR THE YEAR ENDED NOVEMBER 30, 1999

BALANCE, November 30, 1998 .........    $    714,288
Net income .........................       1,902,784
Distributions to partners ..........      (1,549,120)
                                        ------------
BALANCE, November 30, 1999 .........    $  1,067,952
                                        ============

     The accompanying notes to the financial statements are an integral part of this statement.

                      JACK NICKLAUS APPAREL INTERNATIONAL

                            STATEMENT OF CASH FLOWS

                     FOR THE YEAR ENDED NOVEMBER 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...........................................    $  1,902,784
  Changes in assets and liabilities:
   Accounts receivable ................................        (656,142)
   Accounts payable ...................................          (2,867)
   Accrued commissions ................................          75,123
   Accrued income taxes ...............................         127,602
   Accrued liabilities ................................          44,166
   Deferred revenue ...................................          13,627
                                                           ------------
    Net cash provided by operating activities .........       1,504,293

CASH FLOWS FROM FINANCING ACTIVITIES:
 Distributions to partners ............................      (1,549,120)
                                                           ------------
    Net decrease in cash ..............................         (44,827)
CASH, beginning of year ...............................         145,227
                                                           ------------
CASH, end of year .....................................    $    100,400
                                                           ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest ..............................    $         --
                                                           ============
  Cash paid for income taxes ..........................    $    257,041
                                                           ============

The accompanying notes to the financial statements are an integral part of this statement.

                      JACK NICKLAUS APPAREL INTERNATIONAL

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Jack Nicklaus Apparel International ("JNAI") is a joint venture between Golden Bear Apparel International, Inc. and another company. The joint venture was formed on March 29, 1983 for the purpose of securing licensees and entering into license agreements for the use of the name and likeness of Jack Nicklaus, including the facsimile signature of JACK NICKLAUS and the GOLDEN BEAR trademarks in connection with the manufacture, advertisement, promotion and sale of wearing apparel and other products throughout the world, except the United States, Mexico and Puerto Rico. JNAI licenses the JACK NICKLAUS and GOLDEN BEAR trademarks under a sublicense agreement with Golden Bear Golf, Inc., which owns all of the issued and outstanding capital stock of Golden Bear Apparel International, Inc.

     The joint venture agreement provides that any capital contributions required by JNAI be made in equal amounts by each of its two partners. Additionally, substantially all items of net income earned or net losses incurred by JNAI are allocated to its two partners in equal shares. JNAI may set aside reasonable cash reserves for working capital purposes and for the payment of the expenses of the venture along with other obligations and contingencies. However, all remaining funds of JNAI are required to be distributed at least annually to the partners. Neither partner of JNAI may assign or otherwise transfer any of its interest in JNAI without the consent of the other partner.

     The joint venture agreement provides that JNAI shall continue until December 31, 2000, unless otherwise terminated prior to that date by the mutual consent of both partners or by operation of law. However, the termination date set forth in the joint venture agreement can be extended by mutual consent of both partners. As of March 28, 2000, the joint venture agreement has not been extended beyond December 31, 2000. Upon termination of JNAI, its net remaining assets are to be distributed to its two partners in the manner set forth in the joint venture agreement, which generally provides for distributions of equal amounts.

     Although JNAI conducts its operations in the United States, substantially all of its revenues are received from licensees located in the Asia Pacific region, primarily Japan and Korea. All of the revenues of JNAI's licensees are generated in foreign currencies. The licensees pay their license fees to JNAI denominated in their respective functional currencies which are then converted to U.S. dollars based on the exchange rate on the date of payment. Although foreign currency fluctuations have not been significant historically, fluctuations in the values of these currencies relative to the U.S. dollar could have a material adverse effect on JNAI's future profitability. To the extent that the Asia Pacific markets are volatile and unfavorably impact JNAI's customers, such events could have an adverse effect on JNAI's operations in future periods.

CASH

     Cash is comprised of funds on deposit in a non-interest bearing checking account.

ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

     Revenues are recognized based on the licensing agreements with licensees, which generally provide that JNAI is entitled to a percentage of the sales of qualifying apparel and other products as reported by the licensees. JNAI collects its licensing fees from customers based on various predetermined intervals of time throughout its fiscal year, as set forth in the respective agreements with its licensees.

                      JACK NICKLAUS APPAREL INTERNATIONAL

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

CONCENTRATION OF CREDIT RISK

     JNAI's credit risks consist primarily of accounts receivable with its two primary licensees, JNJ, Inc.("JNJ")and Kolon, Inc ("Kolon"). The Company performs periodic credit evaluations of its customers' financial condition and provides allowances for doubtful accounts as required based upon factors surrounding the credit risk of specific customers, historical trends and other information. JNJ and Kolon represented $1.3 million and $1.1 million, respectively, of JNAI's revenues for the fiscal year ended November 30, 1999. Amounts due from JNJ and Kolon, totaled $0.7 million and $0.7 million, respectively, as of November 30, 1999.

ACCRUED COMMISSIONS

     Accrued commissions are payable to an officer of JNAI in lieu of fixed compensation for certain marketing and other promotional services performed on behalf of JNAI. Such commissions are based on 33.3% of operating profits as defined.

INCOME TAXES

     For Federal income tax purposes, JNAI is treated as a partnership and accordingly, the components of its taxable income or loss are allocated to the two partners in accordance with the joint venture agreement, which generally provides that such items are to be allocated in equal amounts to each partner. As such, JNAI as an entity is not subject to Federal income taxes. However, JNAI's licensees typically deduct amounts attributable to foreign income taxes payable to their respective foreign taxing authorities from the licensing fees otherwise due to JNAI. The partners of JNAI receive a pro-rata credit for such foreign taxes paid against their taxable income for U.S. Federal income tax purposes.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include estimates of collectability of accounts receivable. Actual results could differ from those estimates.

FOREIGN EXCHANGE INSTRUMENTS

     JNAI is exposed to the impact of foreign currency fluctuations. Such exposure to market risk is inherent in certain of JNAI's financial instruments which arise from transactions entered into in the normal course of business. JNAI has significant operations in Asia and as a result, its financial performance could be affected by significant fluctuations in foreign exchange rates. To mitigate potential adverse trends, JNAI has historically entered into various hedging contracts to protect the value of its earned royalty payments denominated in Japanese Yen. JNAI's policy is to enter into such foreign currency hedging transactions only to the extent considered necessary to protect the values of such royalties. JNAI does not enter into foreign currency transactions for speculative purposes.

     The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an

                      JACK NICKLAUS APPAREL INTERNATIONAL

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the applicable period.

     In November 1999, the partners of JNAI, entered into currency forward contracts on behalf of JNAI. The notional amounts were $433,541 maturing in January 2000 and $295,626 maturing in February 2000. In December 1999, the partners of JNAI entered into currency forward contracts in amounts of $465,224 and $332,683 maturing in July 2000 and August 2000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash, accounts receivable, accounts payable and accrued liabilities are stated at cost which approximates fair value.

ACCOUNTING PRONOUNCEMENT

     Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. During the year ended November 30, 1999, the Company did not have any changes in its equity resulting from such non-owner sources. Accordingly, comprehensive income as set forth by SFAS No. 130 was equal to the net income
(loss) amounts presented for the accompanying Statement of Operations.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133." SFAS 137 deferred the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. Management believes the impact of adopting this statement will not have a material impact upon the Company's results of operations of financial position.

2. INVESTMENT IN AFFILIATED COMPANY

     JNAI has a 30% equity interest in certain operations of JNJ, Inc. ("JNJ"), which receives specific royalties from other licensees of JNAI in exchange for providing certain marketing and advertising services. JNAI's net equity earnings in the operations of JNJ for the fiscal year ended November 30, 1999 were not material to the results of its operations.

                      JACK NICKLAUS APPAREL INTERNATIONAL

3. RELATED PARTY TRANSACTIONS

     Certain administrative functions are performed for JNAI by its partners for which no amounts are charged to JNAI. Additionally, certain administrative expenses of JNAI are paid directly by the partners. Management does not believe the costs related to the administrative functions or administrative expenses are material to the financial position or results of operations of JNAI.

4. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the nature of JNAI's operations may result in claims for damages. In the opinion of management, there are no pending legal proceedings that would have a material effect on JNAI's financial position or results of operations.

                            GOLDEN BEAR GOLF, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                        MARCH 31,        DECEMBER 31,
                                                                          2000               1999
                                                                    ----------------   ----------------
                                                                       (UNAUDITED)
                              ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ......................................    $   4,744,752      $   1,397,027
 Accounts receivable, net .......................................          850,271            398,241
 Due from International .........................................           52,046             58,826
 Prepaid expenses and other current assets ......................          187,475          3,898,718
                                                                     -------------      -------------
   Total current assets .........................................        5,834,544          5,752,812
PROPERTY AND EQUIPMENT, net .....................................          380,048            428,855
OTHER ASSETS ....................................................          346,346            601,349
                                                                     -------------      -------------
   Total assets .................................................    $   6,560,938      $   6,783,016
                                                                     =============      =============
                 LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Accounts payable ...............................................    $     729,465      $   1,188,860
 Accrued liabilities ............................................        1,541,399          1,096,858
 Deferred revenue ...............................................        1,916,673          1,095,301
 Current portion of capital leases ..............................          115,485            121,565
 Net current liabilities of discontinued operations .............        5,035,373          5,133,611
                                                                     -------------      -------------
   Total current liabilities ....................................        9,338,395          8,636,195
                                                                     -------------      -------------
NET NON-CURRENT LIABILITIES OF
  DISCONTINUED OPERATIONS .......................................        4,167,528          4,738,500
NOTE PAYABLE AND CAPITAL LEASES, net of current portion .........        2,461,095          2,484,494
                                                                     -------------      -------------
COMMITMENTS AND CONTINGENCIES (Note 3)
SHAREHOLDERS' DEFICIT:
 Preferred stock, $.01 par value, 20,000,000 shares authorized,
   no shares issued and outstanding .............................               --                 --
 Common stock--
  Class A, $.01 par value, 70,000,000 shares authorized,
    2,744,962 shares issued and outstanding .....................           27,450             27,450
  Class B, $.01 par value, 10,000,000 shares authorized,
    2,760,000 shares issued and outstanding .....................           27,600             27,600
 Additional paid-in capital .....................................       40,856,943         40,856,943
 Accumulated deficit ............................................      (50,318,073)       (49,988,166)
                                                                     -------------      -------------
   Total shareholders' deficit ..................................       (9,406,080)        (9,076,173)
                                                                     -------------      -------------
   Total liabilities and shareholders' deficit ..................    $   6,560,938      $   6,783,016
                                                                     =============      =============

     The accompanying notes to consolidated condensed financial statements are an integral part of these balance sheets.

                            GOLDEN BEAR GOLF, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                           FOR THE THREE MONTHS ENDED
                                                                                    MARCH 31,
                                                                          -----------------------------
                                                                               2000            1999
                                                                          -------------   -------------
REVENUES:
 Golf instruction revenues ............................................    $1,095,038      $1,452,938
 Licensing and other revenues .........................................     1,300,196       1,123,516
 Income from operations of JNAI .......................................       157,522         177,177
 Related party management fees ........................................        52,994          89,700
                                                                           ----------      ----------
   Total revenues .....................................................     2,605,750       2,843,331
                                                                           ----------      ----------
OPERATING COSTS AND EXPENSES:
 Operating expenses ...................................................     1,843,666       1,851,874
 Corporate administration .............................................     1,051,209       1,430,070
 Depreciation and amortization ........................................        56,937          80,476
                                                                           ----------      ----------
   Total operating costs and expenses .................................     2,951,812       3,362,420
                                                                           ----------      ----------
   Operating loss .....................................................      (346,062)       (519,089)
                                                                           ----------      ----------
OTHER INCOME (EXPENSE):
 Interest income ......................................................        66,563           9,541
 Interest expense .....................................................        (4,324)         (6,853)
 Other ................................................................      (134,770)          8,094
                                                                           ----------      ----------
   Total other income (expense) .......................................       (72,531)         10,782
                                                                           ----------      ----------
   Loss from continuing operations before income taxes ................      (418,593)       (508,307)
PROVISION FOR INCOME TAXES ............................................        11,948          50,409
                                                                           ----------      ----------
   Loss from continuing operations ....................................      (430,541)       (558,716)
INCOME FROM DISCONTINUED OPERATIONS ...................................       100,634              --
                                                                           ----------      ----------
   Net loss ...........................................................    $ (329,907)     $ (558,716)
                                                                           ==========      ==========
EARNINGS PER SHARE--BASIC AND DILUTED:
 Loss from continuing operations ......................................    $    (0.08)     $    (0.10)
 Income from discontinued operations ..................................          0.02              --
                                                                           ==========      ==========
   Net loss per share .................................................    $    (0.06)     $    (0.10)
                                                                           ==========      ==========
Weighted average common shares outstanding--basic and diluted .........     5,504,962       5,504,962
                                                                           ==========      ==========

     The accompanying notes to consolidated condensed financial statements are an integral part of these statements.

                            GOLDEN BEAR GOLF, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                              FOR THE THREE MONTHS ENDED
                                                                       MARCH 31,
                                                           ---------------------------------
                                                                 2000              1999
                                                           ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ..............................................     $  (329,907)      $  (558,716)
 Adjustments to reconcile net loss to net cash
   provided by operating activities:
  Depreciation and amortization ........................          56,937            80,476
  Provision for uncollectible accounts .................         198,750            48,900
  Income from discontinued operations ..................        (100,634)               --
  Changes in assets and liabilities:
   Accounts receivable .................................        (650,780)         (700,921)
   Due from International ..............................           6,779           (31,827)
   Prepaid expenses and other current assets ...........       3,711,243           (61,254)
   Other assets ........................................         255,003            63,023
   Accounts payable ....................................        (459,395)         (350,765)
   Accrued liabilities .................................         444,541           809,833
   Deferred revenue ....................................         821,372           727,314
                                                             -----------       -----------
    Net cash provided by operating activities ..........       3,953,909            26,063
                                                             -----------       -----------
NET CASH PROVIDED BY (USED IN)
  DISCONTINUED OPERATIONS: .............................        (568,576)          264,251
                                                             -----------       -----------
CASH FLOWS USED IN INVESTING ACTIVITIES:
 Capital expenditures, net .............................          (8,130)           (1,264)
                                                             -----------       -----------
CASH FLOWS USED IN FINANCING ACTIVITIES:
 Payments on capital lease obligations .................         (29,478)          (26,950)
                                                             -----------       -----------
    Net increase in cash and cash equivalents ..........       3,347,725           262,100
CASH AND CASH EQUIVALENTS, beginning of period .........       1,397,027         1,168,118
                                                             -----------       -----------
CASH AND CASH EQUIVALENTS, end of period ...............     $ 4,744,752       $ 1,430,218
                                                             ===========       ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for interest ................................     $   109,681       $    55,332
 Cash paid for income taxes ............................     $     6,646       $     9,909

     The accompanying notes to consolidated condensed financial statements are an integral part of these statements.

                            GOLDEN BEAR GOLF, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying unaudited Consolidated Condensed Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the audited Consolidated Financial Statements and Notes thereto included in Golden Bear Golf, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission.

     The results of operations and cash flows for the three months ended March 31, 2000 are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of fiscal 2000.

     In 1998, the Company discontinued the construction operations conducted by its wholly-owned subsidiary, Paragon Construction International, Inc. ("Paragon"). Accordingly, the operations and financial activity associated with Paragon has been classified as discontinued operations.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Accordingly, deferred income taxes have been provided for to show the effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company files a consolidated Federal income tax return which includes the operations of the Company and its subsidiaries. A valuation allowance was established to offset the Company's net deferred tax assets as of March 31, 2000 and December 31, 1999 because management does not currently believe that the future realization of such deferred tax assets is more likely than not.

LOSS PER SHARE

     Loss per share in the accompanying Consolidated Condensed Statements of Operations is computed by dividing the net loss by the weighted average common shares outstanding for the respective periods. Diluted earnings per share as computed under SFAS No. 128 includes the effects of common stock equivalents, including the dilutive effect of all outstanding stock options using the treasury stock method. Diluted earnings per share is the same as basic earnings per share in the accompanying Consolidated Condensed Statements of Operations. Options to purchase 181,175 and 222,675 shares of common stock were not included in computing earnings per share for the three months ended March 31, 2000 and 1999, respectively, because their effects were anti-dilutive for the respective periods.

COMPREHENSIVE INCOME

     Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. During the three months ended March 31,

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

2000 and 1999, the Company did not have any changes in its equity resulting from such non-owner sources, and accordingly, comprehensive income (loss) as set forth by SFAS No. 130 was equal to the net loss amounts presented for the respective periods in the accompanying Consolidated Condensed Statements of Operations.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133, which requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the effective date of FASB Statement No. 133." SFAS No. 137 deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Management believes the impact of adopting this statement will not have a material impact upon the Company's results of operations or financial position.

2. NOTE PAYABLE AND CAPITAL LEASES

     Note payable and capital leases consist of the following:

                                                                          MARCH 31,      DECEMBER 31,
                                                                             2000            1999
                                                                        -------------   -------------
   Capital lease obligations secured by furniture and equipment, with principal and interest at 9% payable monthly, maturing through
    June, 2002 ......................................................    $  176,580      $  206,059
   Note payable to shareholder, with interest at The Wall Street
    Journal Prime Rate (8.83% at March 31, 2000) payable monthly,
    entire principal due in July, 2003(1) ...........................     2,400,000       2,400,000
                                                                         ----------      ----------
                                                                          2,576,580       2,606,059
   Less current portion .............................................      (115,485)       (121,565)
                                                                         ----------      ----------
                                                                         $2,461,095      $2,484,494
                                                                         ==========      ==========

----------------
(1) In July 1998, the Company issued an unsecured promissory note for $2.4 million payable to Jack Nicklaus, the principal stockholder of the Company and Chairman of the Company's Board of Directors. The proceeds of the note were used in connection with the settlement of certain claims associated with a golf course development project.

3. COMMITMENTS AND CONTINGENCIES

     In August 1995, Paragon brought an arbitration claim against a customer for breach of contract. Paragon alleges it has properly completed the construction relating to the renovation of the customer's golf course and is seeking final payment of retainage and related amounts due, together with additional damages, totaling approximately $350,000. Simultaneous to this claim of arbitration, the

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


3. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

customer filed a counterclaim of arbitration against Paragon for alleged construction defects in the renovation of its golf course. Although the customer now claims its damages are in excess of $3.0 million, the initial claim submitted by the customer in arbitration was for $750,000. The Company intends to vigorously defend this claim, but because the ultimate outcome of this matter is not currently determinable, no provision for loss regarding this matter had been established at March 31, 2000. The ultimate outcome of this matter cannot be predicted with certainty and legal proceedings could result in losses that may have a material adverse effect on the Company's financial position or results of operations.

     In connection with the discontinuance of the construction business conducted by Paragon and the winding down of such operations, the Company has been named in numerous legal actions involving claims for damages and other amounts due to certain project owners, construction vendors and subcontractors. While the Company has entered into settlement negotiations with several claimants, the ultimate outcome of such negotiations is not determinable at this time. Further, certain of these claims and future claims, if brought, arising out of such business, if determined adversely to the Company in the aggregate could have a material adverse effect on the Company's financial position and results of operations.

     In 1998, the Company conducted a comprehensive review of Paragon's construction projects, focusing on the status of the projects, the costs required to fully complete the jobs and the anticipated profitability or losses of such projects. Attention was also directed toward determining contract requirements and the related estimated costs of fulfilling those requirements. As a result of the review, the Company found evidence that former management of Paragon deliberately falsified records, misrepresented the status of construction projects and made false statements about Paragon's revenues, costs and profits to the Company's executive management and Board of Directors. Based on the results of the review, it was necessary for the Company to recognize additional costs and losses incurred on certain construction projects, resulting in the restatement of the Company's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the three months ended March 31, 1998, as previously filed with the Securities and Exchange Commission.

     As a result of the foregoing review and restatement of the Company's financial statements, numerous class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting various claims under the federal securities laws. On July 28, 1998, shareholders filed a class action lawsuit in the United States District Court for the Southern District of Florida against the Company and certain of the Company's present and former officers and directors.

     Subsequently, nine additional lawsuits were filed against the Company and certain of its present and former officers and directors. Eight of these lawsuits were filed in the United States District Court for the Southern District of Florida and one was filed in the United States District Court for the Eastern District of New York, though the court in New York has entered an order transferring this action to the Southern District of Florida. The District Court in Florida entered an order consolidating all of the actions originally filed in the Southern District of Florida and all similar actions which are transferred to or subsequently filed in the Southern District of Florida and directed the plaintiffs to file a consolidated complaint.

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


3. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The defendants named in the action were Golden Bear Golf, Inc., Jack W. Nicklaus, Richard P. Bellinger, Jack P. Bates, Stephen S. Winslett, John Boyd and Arthur Andersen LLP ("Andersen"). The plaintiffs sought an unspecified amount of damages, interest, costs and attorneys' fees. In the Second Amended Consolidated Complaint on behalf of a class of all persons, excluding the defendants, who purchased shares of the Company's Class A Common Stock from the date of the Company's public offering, August 1, 1996 through and including July 27, 1998, the plaintiffs alleged securities law violations under Sections 11, 12(2) and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Act and Rule 10b-5, as well as common law claims.

     On December 22, 1999, the parties entered into a Settlement Agreement relating to the consolidated actions. The Settlement Agreement was approved by the United States District Court during a final hearing on March 28, 2000. Under the terms of the Settlement Agreement, the Company established a settlement fund in the amount of $3.5 million to settle the class action litigation. The Company contributed $2.5 million to the settlement fund, with funds provided by the Company's insurance carrier. Pursuant to the Settlement Agreement, Andersen also contributed $1.0 million to the settlement fund.

     In connection with the Company's entry into the Settlement Agreement, the Company also entered into a settlement with Andersen to settle the Company's claims against it. The Company had previously advised Andersen of the belief that Andersen violated its duty of care in connection with the professional services it provided the Company and that the Company's losses, in part, resulted from the failure of due care. Andersen has vigorously denied a failure of due care on its part and has vigorously denied that any of the Company's losses resulted from anything Andersen did or failed to do. Notwithstanding its position, in order to avoid protracted litigation in which their position would be fully developed and resolved, Andersen entered into a settlement agreement with the Company. Pursuant to the settlement, Andersen agreed to pay the Company $3.8 million in cash and waive approximately $750,000 in receivables due to Andersen from the Company. The Company received $3.8 million during the quarter ended March 31, 2000.

     In accordance with the settlement agreement, the Company has agreed to take the steps necessary to acquire all the shares held by public shareholders at a cash price of $0.75 per share. The price for the publicly held shares was the result of negotiations between the Company and attorneys for the class action plaintiffs and has the approval of a committee of independent directors. An investment banking firm provided an opinion that the consideration to be received by holders of the Company's Common Stock, other than Jack Nicklaus and his family, pursuant to the Settlement Agreement is fair from a financial point of view to such holders.

     The Company has not given effect to the proposed repurchase of the outstanding shares held by the public shareholders in the accompanying financial statements. The following unaudited financial information gives pro forma effect to the proposed repurchase had it occurred as of March 31, 2000:

   Unaudited pro forma total assets ..................     $   4,060,938
   Unaudited pro forma total liabilities .............        15,646,605
                                                           -------------
   Unaudited pro forma shareholder's deficit .........     $ (11,585,667)
                                                           =============

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


3. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The Securities and Exchange Commission is conducting a private investigation to determine whether the Company or certain of its current or former officers, directors and employees have engaged in conduct in violation of certain provisions of the Exchange Act and the rules and regulations thereunder. The Company believes that such investigation is focused principally on the recognition of additional costs and losses associated with the review of Paragon construction projects and the Company's public statements and accounting systems with respect thereto. The Company is cooperating in such investigation.

     The Company is also a party to various other legal proceedings that have arisen in the ordinary course of its business. The ultimate outcome of these matters cannot be predicted with certainty. The foregoing legal proceedings could result in losses that may have a material adverse effect on the Company's financial position or results of operations.

CONSTRUCTION CONTRACT WARRANTIES

     Paragon's construction contracts generally provided for warranties that obligated Paragon to remedy certain construction defects that may arise in the ordinary course of providing such construction services. Such warranties, which are customary in the construction industry, are usually effective for a period of one year from the completion date of the respective projects. The Company's management does not expect the costs associated with corrective action incurred pursuant to these warranties, if any, to have a material impact on its results of operations.

4. SHAREHOLDERS' DEFICIT AND LIQUIDITY

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Primarily as a result of losses and costs, previously incurred by the Company's Paragon subsidiary, the Company has incurred operating losses which have resulted in a shareholders' deficit of approximately $9.4 million and a working capital deficiency of approximately $3.5 million at March 31, 2000. The circumstances surrounding the losses previously incurred by Paragon have resulted in substantial claims and litigation against the Company. Management's actions in regard to these matters included discontinuing the Company's construction operations in 1998 and reducing ongoing expenses.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern and future working capital requirements are dependent on the Company's ability to successfully complete negotiations of claims and issues involving Paragon and on its ability to achieve and maintain profitable operations in the future. Management of the Company believes that such objectives are attainable. However, there is no assurance that the Company will be successful in realizing these objectives, or that the Company will generate sufficient cash flow from operations to meet its future working capital requirements. Pursuant to the terms of the settlement agreement, the Company is committed to take steps to repurchase and redeem its publicly held shares for a price of $0.75 per share (an aggregate of approximately $1.9 million). To the extent that capital requirements exceed available capital, the Company will be required to seek alternative sources of financing to fund

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


4. SHAREHOLDERS' DEFICIT AND LIQUIDITY--(CONTINUED)

its operations. The Company has no existing credit facility and there is no assurance that alternative financing will be available, if at all, on satisfactory terms. If the Company is unable to obtain satisfactory alternative financing, the Company may be required to delay or reduce its future expenditures, sell additional assets to meet its obligations, seek to renegotiate the terms of its obligations or curtail its operations. There can be no assurance that any source of funds or other actions taken by the Company will provide sufficient capital so as to enable the Company to remain a going concern.

5. OPERATIONS OF JNAI

     The apparel licensing activities of the Company in the Far East are conducted through Jack Nicklaus Apparel International ("JNAI") and its various partnerships. The Company serves as a 50% general partner and is generally entitled to receive 50% of the cash distributions of the various partnerships' operations. The Company's investment in JNAI is recorded on the equity method.

     The joint venture agreement provides that JNAI shall continue until December 31, 2000, unless otherwise terminated prior to that date by the mutual consent of both partners or by operation of law. However, the termination date set forth in the joint venture agreement can be extended by mutual consent of both partners. Upon termination of JNAI, its net remaining assets are to be distributed to its two partners in the manner set forth in the joint venture agreement, which generally provides for distributions of equal amounts. As of May 9, 2000, the joint venture agreement has not been extended beyond December 31, 2000.

     The following is a condensed summary of the operating results of JNAI:

                                            FOR THE THREE MONTHS ENDED
                                                     MARCH 31,
                                            ---------------------------
                                                2000           1999
                                            ------------   ------------
   Licensing revenues ...................    $ 468,567      $ 518,649
   Operating expenses and other .........       90,622         67,224
   Provision for income taxes ...........       62,900         97,071
                                             ---------      ---------
   Net income ...........................    $ 315,045      $ 354,354
                                             =========      =========

6. RELATED PARTY TRANSACTIONS

     Effective December 18, 1998, the Company, Jack Nicklaus and Golden Bear International, Inc. ("International"), a privately owned company controlled by Jack Nicklaus, entered into an agreement with Weitz Golf International LLC ("Weitz Golf"), pursuant to which the Company, Jack Nicklaus and International will provide certain technical and marketing assistance in connection with the construction services offered by Weitz Golf, which include general contracting, design-build and construction management. Under the agreement, the Company agreed to no longer offer construction services independently during the term of the agreement which expires on December 31, 2007. The Company is entitled to receive 40% of the cumulative net profits, as defined, received by Weitz Golf pursuant to the contracts it enters into during the term of the agreement. There were no cumulative net profits from the operations of Weitz Golf during the three months ended March 31, 2000.

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


6. RELATED PARTY TRANSACTIONS--(CONTINUED)

     Pursuant to the terms of a personal services management agreement, International and Jack Nicklaus have retained the Company as the exclusive manager and representative to market the personal endorsement services of Jack Nicklaus, under which the Company is generally entitled to approximately 20% to 30% of the personal endorsement fees received by Mr. Nicklaus. During the three months ended March 31, 2000 and 1999, the Company earned management fees attributable to providing such services of $52,994 and $89,700, respectively. At March 31, 2000, the Company had a net amount due from International of $52,046, which was comprised primarily of the management fees attributable to such personal endorsement services performed by Mr. Nicklaus.

     In 1998, Jack Nicklaus advanced $2.4 million to the Company evidenced by an unsecured five-year promissory note. The loan proceeds were used by the Company in connection with the settlement of certain claims associated with a golf course development.

     The Company has an office staff sharing agreement with International which provides for the sharing of the services of certain specifically identified office staff and personnel that can effectively serve the needs of both organizations. During the three months ended March 31, 2000 and 1999, payroll and related costs associated with such shared employees totaling $6,900 and $9,000, respectively, were allocated to International.

     During the three months ended March 31, 2000 and 1999, the Company paid Executive Sports International, a privately held company owned in part by a member of the Nicklaus family, $18,352 and $120 respectively, for certain printing and graphics services. In 1999, the Company entered into a marketing and support agreement with ESI in connection with the promotion, marketing, sale and operation of the NICKLAUS FLICK GAME IMPROVEMENT'S programs. Under the marketing and support agreement, ESI earned a management fee of $45,000, commissions of $15,000, and was reimbursed for travel and amenities of $4,517 during the three months ended March 31, 2000.

     In the ordinary course of business, the Company purchases golf equipment manufactured by Nicklaus Golf Equipment Company, L.C., a privately owned company in which Jack Nicklaus has a 50% equity interest. Such equipment is currently purchased primarily for promotional programs associated with the Company's NICKLAUS FLICK GAME IMPROVEMENT. Prior to the sale of the Company's Golf Centers subsidiary, such equipment was also purchased for resale in the pro shops of the Company's golf centers. During the three months ended March 31, 2000 and 1999, the Company purchased such golf equipment at a cost of $9,112 and $10,490, respectively.

7. DISCONTINUED OPERATIONS

PARAGON CONSTRUCTION INTERNATIONAL, INC.

     On October 26, 1998, the Company formally approved the discontinuance of the golf course construction operations conducted by its Paragon subsidiary. Substantially all such projects have been completed and the Company is no longer actively involved in pursuing construction projects independent of its agreement with Weitz Golf. Paragon had been involved in providing comprehensive golf course and other resort-related construction services, including project management, shaping, renovation and golf course construction.

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


7. DISCONTINUED OPERATIONS--(CONTINUED)

     The financial activities associated with Paragon have been classified as discontinued operations in the accompanying Consolidated Condensed Financial Statements. Income attributable to the operations of Paragon $100,634 for the three months ended March 31, 2000 is included in the accompanying Consolidated Condensed Statements of Operations as a component of the line item captioned, "Income from discontinued operations."

     The components of the net liabilities associated with Paragon's discontinued operations included in the accompanying Consolidated Balance Sheets consist of the following:

                                                              MARCH 31,      DECEMBER 31,
                                                                 2000            1999
                                                            -------------   -------------
   Current assets .......................................    $   93,279     $   60,844
   Property and equipment, net ..........................       131,778        131,999
                                                             ----------     ----------
     Total assets .......................................       225,057        192,843
                                                             ----------     ----------
   Accounts payable .....................................     1,376,252      1,461,810
   Accrued expenses .....................................       342,764        372,860
   Accrued tax ..........................................     1,635,259      1,594,233
   Current portion of notes payable .....................     1,774,377      1,765,552
                                                             ----------     ----------
     Total current liabilities ..........................     5,128,652      5,194,455
   Notes payable and capital leases .....................     4,299,306      4,870,499
                                                             ----------     ----------
     Total liabilities ..................................     9,427,958     10,064,954
                                                             ----------     ----------
     Net liabilities of discontinued operations .........    $9,202,901     $9,872,111
                                                             ==========     ==========

     The long-term liabilities of Paragon's discontinued operations included in the accompanying Consolidated Balance Sheets consist of notes payable. The following table sets forth the future payments due under the notes payable obligations:

                                       MARCH 31,        DECEMBER 31,
                                          2000              1999
                                    ---------------   ---------------
   2000 .........................    $  1,379,728      $  1,739,021
   2001 .........................       1,628,731         1,695,451
   2002 .........................       1,258,280         1,317,659
   2003 .........................         828,837           893,633
   2004 .........................         935,581           918,495
   Thereafter ...................          42,525            71,792
                                     ------------      ------------
                                        6,073,683         6,636,051
   Less current portion .........      (1,774,377)       (1,765,552)
                                     ------------      ------------
                                     $  4,299,306      $  4,870,499
                                     ============      ============

8. SEGMENT REPORTING

     With the discontinuance of the construction operations conducted by its Paragon subsidiary, the Company effectively consolidated all of its remaining operations into one operating segment.

                            GOLDEN BEAR GOLF, INC.

                                  (UNAUDITED)


8. SEGMENT REPORTING--(CONTINUED)

Accordingly, all of the Company's revenue generating activities are now conducted by one operating segment encompassing the licensing of NICKLAUS, JACK NICKLAUS and GOLDEN BEAR branded products throughout the world, the operation of the NICKLAUS FLICK GAME IMPROVEMENT and the generation of marketing fees related to Jack Nicklaus' personal endorsements. As the Company operates and tracks its results in one operating segment, certain segment disclosure requirements are not applicable.

9. SUBSEQUENT EVENTS

     On April 17, 2000, the Company terminated a licensing agreement with one licensee covering 21 golf center facilities, based upon the failure of the licensee to make required payments. Pursuant to the agreement, the Company had been entitled to receive minimum annual licensing fees of $795,000. The licensee defaulted on its payment to the Company for the quarterly minimum fees which were due on January 1, 2000 and April 1, 2000, as required under its licensing agreement. On May 4, 2000, the licensee announced that it filed voluntary petitions with the U.S. Bankruptcy Court to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The Company will not earn any future revenue associated with this licensing agreement and has fully reserved the current outstanding receivable amount of $198,750.

     Pursuant to the terms of the settlement of the class action litigation brought against the Company, on April 5, 2000 the Company transferred $1.9 million into an escrow account. These funds are to be paid to the Company's public shareholders in cancellation and redemption of their shares.

                                                                     APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of January 12, 2000 (the "Agreement"), by and between Golden Bear Golf, Inc., a Florida corporation ("Golden Bear"), and GB Golf Corp., a Florida corporation ("GB Golf").

                             W I T N E S S E T H:

     WHEREAS, Golden Bear was named as a defendant in certain class action lawsuits filed against it and certain of its present and former officers and directors and the former president of one of its subsidiaries, which lawsuits were subsequently consolidated into a single action (the "Consolidated Action") before the United States District Court for the Southern District of Florida (the "Court");

     WHEREAS, the Board of Directors of Golden Bear has determined that it is in the best interest of Golden Bear and its shareholders for Golden Bear to effect the settlement of the Consolidated Action;

     WHEREAS, on December 22, 1999, the parties to the Action entered into a settlement agreement relating to the Consolidated Action, pursuant to which Golden Bear agreed to effect a corporate transaction in which the shareholders of Golden Bear, other than Jack Nicklaus or his family and other than the holder of any Dissenting Shares (as defined in Section 2.3 below), will receive the cash sum of $0.75 per share in exchange for the shares of the Class A Common Stock of Golden Bear (the "Class A Common Stock");

     WHEREAS, Golden Bear is entering into this Agreement in order to comply with the terms of the settlement agreement so that holders of Class A Common Stock, other than Jack Nicklaus or his family and other than the holder of any Dissenting Shares, will receive cash for their securities in accordance with the terms of the settlement agreement;

     WHEREAS, the Board of Directors of Golden Bear has determined that it is in the best interest of Golden Bear and its shareholders to effect the corporate transaction contemplated by the settlement agreement through the merger of GB Golf with and into Golden Bear (the "Merger") with Golden Bear as the surviving corporation of the Merger (the "Surviving Corporation");

     WHEREAS, pursuant to this Agreement in the Merger (a) each outstanding share of the Class A Common Stock of Golden Bear (the "Class A Common Stock") will be converted automatically into approximately .00000877 of a share of the Class A Common Stock of the Surviving Corporation (the "Surviving Corporation Stock"), with any shareholder who is not entitled to receive at least one whole share of Surviving Corporation Stock as a result of the Merger receiving cash in lieu of fractional shares and (b) all of the outstanding shares of the common stock of GB Golf ("GB Golf Common Stock") outstanding immediately prior to the Merger will be canceled;

     WHEREAS, GB Golf is a wholly-owned subsidiary of Golden Bear organized for the sole purpose of consummating the Merger;

     WHEREAS, Golden Bear and GB Golf are entering into this Agreement to set forth the terms and conditions of the Merger; and

     WHEREAS, the respective obligations of the parties to effect the Merger are subject to the condition that the settlement agreement shall have received the final approval of the Court;

     NOW, THEREFORE, in consideration of the mutual promises herein contained and intending to be legally bound, the parties hereto agree as follows:

     1. MERGER

     1.1 THE MERGER.

     (a) GENERALLY. On the Effective Date (as defined in Section 1.2 below), GB Golf will be merged with and into Golden Bear under the terms of this Agreement and in accordance with the provisions of the Florida Business Corporation Act (the "FBCA"), and the separate corporate existence of GB Golf will cease and Golden Bear shall continue as the Surviving Corporation. The Merger shall have the effects as provided by the FBCA.

     (b) ARTICLES OF INCORPORATION AND BY-LAWS. The articles of incorporation of Golden Bear as in effect immediately prior to the Merger shall be the articles of incorporation of the Surviving Corporation (the "Articles of Incorporation"). The By-laws of Golden Bear in effect immediately prior to the Merger shall be the By-laws of the Surviving Corporation (the "By-laws").

     (c) BOARD OF DIRECTORS AND EXECUTIVE OFFICERS. After the Merger, the Board of Directors and executive officers of the Surviving Corporation shall be identical to the Board of Directors and executive officers of GB Golf immediately prior to the Effective Date. The directors and executive officers of the Surviving Corporation shall hold office subject to the Articles of Incorporation and By-laws and until their respective successors have been elected and qualified.

     1.2 Effective Date. Subject to the satisfaction or waiver of the conditions precedent set forth in Section 3 of this Agreement, the parties shall cause the Merger to become effective as soon as practicable following the satisfaction or waiver of such conditions by filing Articles of Merger (the "Articles of Merger") with the Secretary of State of the State of Florida with respect to the Merger. The date on which the Articles of Merger are so filed or, if so provided by the Court in its approval of the settlement agreement, at such other time as is permissible in accordance with the FBCA and specified in the Articles of Merger, shall for all purposes hereunder be the effective date of the Merger (the "Effective Date").

2. CONVERSION OF STOCK; DISSENTING SHARES

     2.1 Cancellation of Class A Common Stock. On the Effective Date and as a result of the Merger, each issued and outstanding share of Class A Common Stock, other than Dissenting Shares, shall, by virtue of the Merger and without further action by the holder thereof, cease to be an issued and outstanding share of Class A Common Stock and shall become and be converted into an amount of a fully paid and non-assessable share of Surviving Corporation Stock equaling the quotient of 1 divided by 114,000.

     2.2 Cancellation of GB Golf Common Stock. On the Effective Date and as a result of the Merger, each share of the common stock, par value $.01 per share of GB Golf issued and outstanding immediately prior to the Effective Date, shall be canceled and extinguished without any payment or other consideration made with respect thereto and such shares will be deemed to be authorized but unissued shares of the Surviving Corporation.

     2.3 Dissenting Shares. The holder of any Dissenting Share shall have the rights, subject to the limitations, provided by applicable law. A "Dissenting Share" shall mean any share of Class A Common Stock for which the holder thereof has perfected the right to seek appraisal rights under Florida law.

     2.4 Stock Certificates.

     (a) At or after the Effective Date, holders of a certificate or certificates formerly evidencing issued and outstanding shares of Class A Common Stock (other than holders of any Dissenting

Shares) shall be required to exchange their existing certificates for one or more certificates representing the number of shares of Surviving Corporation Stock or cash, as applicable, into which such shares were converted by virtue of the Merger. Subject to the terms and conditions hereof, at or prior to the Effective Time, the Surviving Corporation shall appoint an exchange agent to effect the exchange of shares of Class A Common Stock for shares of Surviving Corporation Stock or cash, as the case may be, in accordance with the provisions of this Section 2 (the "Exchange Agent") and shall deposit, or cause to be deposited, with the Exchange Agent certificates representing shares of Surviving Corporation Stock and cash for conversion of shares of Class A Common Stock in accordance with the provisions of this Section 2 (such certificates, together with any dividends or distributions with respect thereto, being herein referred to as the "Exchange Fund"). As soon as practicable after the Effective Date, the Surviving Corporation shall deliver to each record holder of Class A Common Stock a form of letter of transmittal which, among other matters, shall specify how such shareholder shall receive the shares of Surviving Corporation Stock or cash, as applicable, payable as a result of the Merger. Commencing immediately after the Effective Time and until the appointment of the Exchange Agent shall be terminated, as soon as practicable after surrender to the Exchange Agent of a properly executed letter of transmittal and any certificates which immediately prior to the Effective Date shall have represented any then issued and outstanding shares of Class A Common Stock, the Exchange Agent shall cause to be distributed to the person in whose name such Class A Common Stock shall have been registered either (i) certificates registered in the name of such person representing the shares of Surviving Corporation Stock into which such shares of Class A Common Stock shall have been converted on the Effective Date or (ii) a check payable to such person representing the payment of cash in lieu of fractional shares determined in accordance with Section 2.5 hereof. After the appointment of the Exchange Agent shall be terminated, any such holder may surrender any such executed letter of transmittal and certificate to the Surviving Corporation subject to any applicable escheat laws and unclaimed property laws. Notwithstanding the foregoing provisions of this Section 2.4, risk of loss and title to such certificates formerly representing shares of Class A Common Stock shall pass only upon proper delivery of such certificates to the Exchange Agent, and neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Class A Common Stock for any Surviving Corporation Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law or to a transferee pursuant to Section 2.6 hereof.

     (b) No dividends or other distributions declared after the Effective Date with respect to shares of Class A Common Stock and payable to the holders of record thereof after the Effective Date shall be paid with respect to Class A Common Stock converted into Surviving Corporation Stock in the Merger until such properly executed letter of transmittal and any unsurrendered certificates representing such shares of Class A Common Stock are surrendered as provided herein. Upon the surrender of such letter of transmittal and any such outstanding certificates, however, there shall be paid to the record holder of the certificates of Surviving Corporation Stock issued in exchange for the shares of Class A Common Stock (but not with respect to any fractional shares of Surviving Corporation Stock for which cash is to be paid in lieu thereof), the aggregate amount of dividends and distributions, if any, which theretofore became payable in respect of the shares of Surviving Corporation Stock into which such Class A Common Stock is converted, subject in any case to any applicable escheat laws and unclaimed property laws. No interest shall be payable on or in respect of the payment of such dividends or cash in lieu of fractional shares on surrender of outstanding certificates.

     (c) The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Class A Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law applicable to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the shares of Class A Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

     (d) No party to this Agreement shall be liable to any person or entity in respect of any amounts paid or delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) In the event any certificate or certificates formerly representing shares of Class A Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate or certificates to be lost, stolen or destroyed, and if required by the Surviving Corporation and the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the consideration deliverable in respect thereof as determined in accordance with this Article 2.

     2.5 Cash in Lieu of Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no certificates or script representing fractional shares of Surviving Corporation Stock shall be issued upon the conversion of shares of Class A Common Stock in the Merger unless the beneficial owner of such Class A Common Stock immediately prior to the Effective Date would otherwise be entitled to receive at least one whole share of Surviving Corporation Stock upon conversion of all shares of Class A Common Stock beneficially owned by such person immediately prior to the Effective Date. In lieu of any fractional shares, there shall be paid to each beneficial owner of shares of Class A Common Stock who is not entitled to receive at least one whole share of Surviving Corporation Stock in accordance with this Section 2 an amount in cash (without interest) equal to $0.75 per share of Class A Common Stock. Other than fractional shares issued to a holder of at least one whole share of Surviving Corporation Stock in accordance with the preceding sentence, no dividend or distribution of the Surviving Corporation shall relate to any fractional share otherwise issuable pursuant to the terms hereof and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation.

     2.6 Issuance Other Than to Record Owner. If any cash or certificate representing shares of Surviving Corporation Stock is to be paid to or issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer to the person designated to receive such shares and that the person requesting such exchange shall pay to the Surviving Corporation any transfer or other taxes required by reason of the issuance of a certificate representing shares of Surviving Corporation Stock, or the payment of cash in lieu of fractional shares, in any name other than that of the registered holder of the certificate surrendered, Surviving Corporation Stock.

     2.7 No Further Transfers of Class A Common Stock. After the Effective Date, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Class A Common Stock which were outstanding immediately prior to the Effective Date. If, after the Effective Date, certificates formerly representing such shares are presented to the Surviving Corporation, they shall be canceled and exchanged for cash or certificates representing the shares of Surviving Corporation Stock, as the case may be, to which the holder thereof is entitled, as provided in this
Section 2, subject, however, to any applicable escheat laws and unclaimed property laws.

     2.8 Cancellation of Options. Pursuant to the Merger, at the Effective Date, each outstanding option to purchase shares of Class A Common Stock under Golden Bear's stock option plans shall be canceled and extinguished without any payment or other consideration made with respect thereto.

     2.9 Sole Rights; Continuity of Rights and Preference. On the Effective Date, the each beneficial owner of shares of Class A Common Stock outstanding immediately prior to the Effective

Date shall cease to have any rights with respect to such shares of Class A Common Stock and their sole rights on and following the Effective Date shall be with respect to the shares of Surviving Corporation Stock or cash, as the case may be, into which their shares of Class A Common Stock shall have been converted by virtue of the Merger, or to perfect such alternative rights, if any, as they may have as a holder of Dissenting Shares as provided under Florida law.

     3. CONDITIONS. The obligations of the parties hereto to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of each of the following conditions:

     3.1 Court Approval. All approvals, waivers and authorizations of, filings and registrations with, and notifications to, the Court required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all applicable waiting periods shall have expired.

     3.2 Information Statement. An Information Statement relating to the Merger (the "Information Statement") conforming with the rules and regulations of the Securities and Exchange Commission (the "SEC") shall have been declared effective by the SEC under the Securities Exchange Act of 1934, as amended and no stop order suspending the effectiveness of the Information Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

     3.3 No Injunction or Proceeding. No preliminary or permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which prohibits the consummation of the Merger or materially challenges the transactions contemplated hereby.

     3.4 Consents. Other than filing the Articles of Merger, all consents, approvals and authorizations of and filings with Governmental Entities, required for the consummation of the transactions contemplated hereby, shall have been obtained or effected or filed.

     3.5 Other Approvals. All other consents and approvals and the satisfaction of all other requirements that are necessary for the consummation of the Merger and other transactions contemplated by this Agreement shall have been obtained.

     3.6 Deposit of Exchange Fund. Golden Bear shall have deposited, or shall have caused to be deposited, with the Exchange Agent all certificates and cash amounts necessary to be included in the Exchange Fund.

4. TERMINATION; AMENDMENT

     4.1 Termination of Agreement. This Agreement may be terminated by Golden Bear at any time before the Effective Date in the event that the satisfaction of any of the conditions set forth in Section 3 is or becomes impossible (other than as a result of failure of Golden Bear to comply with its obligations under this Agreement or the settlement agreement). Such termination shall be effected by written authorization of the Board of Directors of Golden Bear whereupon this Agreement shall be terminated and there shall be no liability hereunder on account of such termination on the part of Golden Bear, GB Golf or their respective directors, officers, employees, agents or shareholders.

     4.2 Amendment. This Agreement may be amended or modified in any respect at any time by mutual written agreement of the parties; provided, however, that if such amendment or modification is subsequent to the approval of the settlement agreement by the Court, any such subsequent amendment or modification shall be approved by the Court.

5. MISCELLANEOUS

     5.1 Successors. This Agreement shall be binding on the respective successors of the Golden Bear and GB Golf.

     5.2 Counterparts. This Agreement may be executed in one or more counterparts.

     5.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

     5.4 No Third Party Beneficiaries. Except as provided in Article 2, nothing in this Agreement is intended to confer upon any person or entity not a party to this Agreement any rights or remedies under or by reason of this Agreement.

     IN WITNESS WHEREOF, the Boards of Directors of the parties hereto have approved this Agreement and the duly authorized officers of each have executed this Agreement on their behalf as of the date first above written.

                                       GOLDEN BEAR GOLF, INC.

                                       By /s/ STEPHEN S. WINSLETT
                                          --------------------------------------
                                          Stephen S. Winslett
                                          Senior Vice President, Chief Financial
                                          Officer and Chief Operating Officer

                                       GB GOLF CORP.

                                       By /s/ STEPHEN S. WINSLETT
                                          --------------------------------------
                                          Stephen S. Winslett
                                          President

                                                                     APPENDIX B

MORGAN STANLEY DEAN WITTER

                                                    1585 BROADWAY
                                                    NEW YORK, NEW YORK 10036
                                                    (212) 761-4000

                                March 27, 2000

Special Committee of the Board of Directors
Golden Bear Golf, Inc.
12870 U.S. Highway #1
North Palm Beach, CA 10877

Members of the Special Committee of the Board:

We understand that Golden Bear Golf, Inc. ("GBG" or the "Company") and Silvio Pietroluongo, on behalf of himself and all others similarly situated, ("Class Action Plaintiff") propose to enter into an Stipulation of Settlement (substantially in the form of the draft dated February 14, 2000) (the "Settlement Agreement"), which provides, among other things, for the commencement by the Company of a corporate transaction in which the public shareholders, other than Jack Nicklaus and his family, will receive the cash sum of $0.75 per share in exchange for their shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company. The terms and conditions of this arrangement are more fully set forth in the Settlement Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock, other than Jack Nicklaus and his family, pursuant to the Settlement Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

     (i)      reviewed certain publicly available financial statements and other information of the Company;

    (ii)      reviewed certain internal financial statements and other financial and operating data concerning the
              Company prepared by the management of the Company;

   (iii)      analyzed certain financial projections prepared by the management of the Company;

    (iv)      discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v)      reviewed the reported prices and trading activity for the Common Stock;

    (vi)      compared the financial performance of the Company and the prices and trading activity of the
              Common Stock with that of certain other comparable publicly-traded companies and their securities;

   (vii)      reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (viii)      participated in discussions among representatives of the Company and the Class Action Plaintiff and
              their legal advisors;

   (ix)       reviewed a draft dated February 14, 2000 of the Settlement Agreement and certain related documents; and

    (x)       performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company only, and may not be used for any other purpose without our prior written consent.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock, other than Jack Nicklaus and his family, pursuant to the Settlement Agreement is fair from a financial point of view to such holders.

                                        Very truly yours,

                                        MORGAN STANLEY & CO. INCORPORATED

                                        By: /s/ PAUL J. TAUBMAN
                                            ------------------------------------
                                            Paul J. Taubman
                                            Managing Director

                                                                     APPENDIX C

          SELECTED PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT

607.1301 DISSENTERS' RIGHTS; DEFINITIONS.--

The following definitions apply to ss. 607.1302 and 607.1320:

(1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302 RIGHT OF SHAREHOLDERS TO DISSENT.--

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party:

     1. If the shareholder is entitled to vote on the merger, or

     2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

     (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

     (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

     (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

     (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

      1. Altering or abolishing any preemptive rights attached to any of his or her shares;

      2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

      3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

      4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

      5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

      6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

      7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

     (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

(2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

(3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

(4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

(5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.--

(1)(a) If a proposed corporate action creating dissenters' rights under s.
607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of /section/ 607.1301, 607.1302, and
607.1320. A shareholder who wishes to assert dissenters' rights shall:

      1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

      2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under s.
607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of /section/ 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

(2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

(3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

(4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

     (a) Such demand is withdrawn as provided in this section;

     (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

     (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

     (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

(5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

     (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

     (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

(6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

(7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

(9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

(10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                              EXHIBIT (A)(3)(B)

                         UNITED STATES DISTRICT COURT
                         SOUTHERN DISTRICT OF FLORIDA
                          (WEST PALM BEACH DIVISION)
                       CASE NO. 98-8520-CIV-HURLEY/LYNCH

SILVIO PIETROLUONGO, on
behalf of himself and all others
similarly situated,

     Plaintiff,

vs.

GOLDEN BEAR GOLF, INC.;
JACK W. NICKLAUS; RICHARD P.
BELLINGER; JACK P. BATES;
STEPHEN S. WINSLETT; JOHN
BOYD; and ARTHUR ANDERSEN LLP,

     Defendants.

                               ----------------
             FINAL JUDGMENT AND ORDER OF DISMISSAL WITH PREJUDICE
                               ----------------

     The Plaintiffs and the Defendants, (as those terms are defined in the Stipulation of Settlement dated December 21, 1999) (the "Stipulation"), by and through their attorneys, having executed and filed the Stipulation; the Court having entered its Order thereon dated January 13, 2000, directing that notice of the proposed Settlement(1) of the Litigation be mailed to the Class and scheduling a Hearing to be held to determine whether this action should be finally certified as a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class; to determine whether the proposed Settlement should be approved as fair, reasonable and adequate; to approve the allocation of the Settlement Fund; to award Plaintiffs' Counsel Attorneys' Fees and Expenses; said notice having been given; a Hearing having been held on March 28, 2000 at which all interested persons were given an opportunity to be heard; and the Court having read and considered all submissions in connection with the proposed Settlement, and having reviewed and considered the files and records herein, the Court finds and concludes that:

     The Class is defined for purposes of the Litigation, the Settlement and this Final Judgment and Order of Dismissal With Prejudice (the "Final Judgment"), as follows:

       All persons and entities, other than Defendants, who purchased the common stock of Golden Bear during the period from August 1, 1996 through July 27, 1998 inclusive (the "Class Period").

     In accordance with the Stipulation, and an Order of Preliminary Approval of Settlement with Notice of Settlement to the Class ("Preliminary Order") the Court entered on January 13, 2000, Plaintiffs' Counsel caused to be mailed to the Class, a notice (the "Notice") dated February 2, 2000, and caused to be published once in the national edition of THE NEW YORK TIMES a summary notice (the "Summary Notice") of the proposed Settlement of the Litigation.
----------------
(1) All capitalized terms have the meaning or definition set forth in the Stipulation of Settlement.

     The Notice and Summary Notice provided to potential members of the Class constituted the best and most practicable notice under the circumstances and included individual notice to all members of the Class identified by reasonable effort. The affidavits or declarations of mailing filed with this Court on March 22, 2000, demonstrated that this Court's Preliminary Order has been complied with and further, that the best notice practicable under the circumstances was in fact given and constituted valid, due and sufficient notice to members of the Class, complying fully with due process and Rule 23 of the Federal Rules of Civil Procedure.

     Approval of the Stipulation will result in substantial savings in time and money to the Court and the litigants and will further the interests of justice.


     The Stipulation is the product of good faith arms' length negotiations by the Parties thereto.

     NOW THEREFORE, GOOD CAUSE APPEARING, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

       1. The terms defined in the Stipulation are incorporated herein.

       2. The Court has jurisdiction over the subject matter of this Litigation and all Parties in this Litigation, including all Class Members.

       3. This action satisfies the applicable prerequisites for class action treatment under Fed.R.Civ.P. 23(a) and (b)(3) in that: (a) the number of Class Members is so numerous that joinder of all members thereof is impracticable;
(b) there are questions of law and fact common to the Class; (c) the claims of the named representatives are typical of the claims of the Class they seek to represent; (d) the Plaintiffs and their counsel have fairly and adequately represented the interests of the Class; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual members; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy considering
(i) the interests of the Class Members in individually controlling the prosecution of the separate actions, (ii) the extent and nature of any litigation concerning the controversy already commenced by the Class Members,
(iii) the desirability or undesirability of continuing the litigation of these claims in this forum, and (iv) the difficulties likely to be encountered in the management of the Litigation.

       4. This action is hereby finally certified as a class action on behalf of a class consisting of: all persons and entities, excluding Defendants, who purchased the common stock of Golden Bear during the time period from August 1, 1996 through July 27, 1998, inclusive (the "Class Period"). Also excluded from the Class are all the persons or entities listed on Exhibit A annexed hereto, each of which has filed a valid and timely request for exclusion from the Class.

       5. The Stipulation and Settlement are fair, reasonable and adequate as to the Class, and are approved in all respects.

       6. The Class Members who have filed timely and valid requests for exclusion are not bound by the Judgment. A listing of those persons and their respective excluded share holdings is attached hereto as Exhibit A. Members of the Class who are excluded may pursue their own individual remedies, if any.

       7. This Litigation and any and all claims, actions or causes of action alleged by the Plaintiffs, individually and on behalf of the Class Members against the Defendants, are dismissed on the merits, with prejudice as to the Defendants and without costs to any Party as against any other, and the Plaintiffs and Class Members, on behalf of themselves and each of their predecessors, successors, parents, subsidiaries, affiliates, custodians, agents, assigns, representatives, heirs, executors, trustees, administrators, partners, employees, past and present, and any other person or entity having any legal or beneficial interest in the common stock of Golden Bear purchased by any member of the

Class, are forever barred and enjoined from commencing, instituting or prosecuting the Settled Claims or any action or other proceeding against any of the Defendants or the other Released Parties (as defined in the Stipulation) with respect to, based on, arising from, or for any and all Settled Claims. "Settled Claims" is defined in the Stipulation to mean collectively, any and all claims, demands, rights, liabilities and causes of action of every nature and description whatsoever, in law or equity, known or unknown, asserted or that might have been asserted, including without limitation, claims for negligence, gross negligence, breach of duty of care, breach of duty of loyalty, breach of duty of candor, fraud, negligent misrepresentation, breach of fiduciary duty or violations of any state or federal statutes, rules, regulations or common law by any Plaintiff or Class Member against any of the Defendants or other Released Parties arising out of, relating to, or in connection with any purchase of Golden Bear common stock during the Class Period or arising out of, related to or in connection with any of the acts, omissions, misrepresentations, facts, events, matters, transactions or occurrences referred to in any of the complaints or other pleadings filed in the Litigation or otherwise alleged, asserted or contended in the Litigation, or which could have been alleged, asserted or contended in the Litigation.

       8. Upon the Effective Date, as defined in the Stipulation, the Plaintiffs and Class Members, on behalf of themselves and each of their predecessors, successors, parents, subsidiaries, affiliates, custodians, agents, assigns, representatives, heirs, executors, trustees, administrators, partners, employees, past and present, and any other person or entity having any legal or beneficial interest in the common stock of Golden Bear purchased by any member of the Class, shall be deemed conclusively to have fully, finally, unconditionally and forever released, settled and discharged the Defendants and the other Released Parties from and with respect to the Settled Claims. Notwithstanding that the Plaintiffs or Class Members may hereafter discover facts in addition to or different from those which the Plaintiffs or Class Members now know or believe to be true with respect to the Litigation and the Settled Claims or to the subject matter of the release, each such Plaintiff and Class Member on behalf of themselves and each of their predecessors, successors, parents, subsidiaries, affiliates, custodians, agents, assigns, representatives, heirs, executors, trustees, administrators, partners, employees, past or present, and any other person or entity having any legal or beneficial interest in the common stock of Golden Bear purchased by any member of the Class, shall be deemed conclusively, upon the Effective Date, to have fully, finally, unconditionally and forever released, settled and discharged the Defendants and the other Released Parties from and with respect to all Settled Claims, including, without limitation, all claims known or unknown, suspected or unsuspected, contingent or non-contingent, which now exist, may hereafter exist, or heretofore have existed, and without regard to the subsequent discovery or existence of such different or additional facts and are fully, finally conclusively and forever deemed to have waived any and all rights they may have under any statute, including but not limited to /section/1542 of the California Civil Code, or common law principle which would limit the effect of the foregoing release to those Settled Claims actually known or suspected to exist at the time of the effectiveness of the foregoing release. California Civil Code /section/1542 provides:

       A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release which if known by him must have materially affected his settlement with the debtor.

       9. Neither this Final Judgment, the Stipulation nor any document referred to herein nor any action taken pursuant to or to carry out this Stipulation, is, may be construed as, or may be used as evidence or an admission by or against any of the Defendants of any fact, claim, assertion, matter, contention, fault, culpability, obligation, wrongdoing or liability whatsoever. Defendants do not, by entering into the Stipulation, admit or concede any liability with regard to the merits of Plaintiffs' claims. The Stipulation or its Exhibits may be filed in this Litigation or related litigation as evidence of the Settlement, or in any subsequent action against or by the Defendants or the other Released Parties by the Defendants to support a defense of RES JUDICATA, collateral estoppel, release, or other theory of claim or issue preclusion or similar defense.

       10. Upon the Effective Date, Class Members shall be deemed unconditionally and forever to have released and discharged Plaintiffs and Plaintiffs' Counsel from all claims, liabilities, and causes of action in connection with Plaintiffs' institution, prosecution, assertion or resolution of the Litigation or the Settled Claims.

       11. Upon the Effective Date, Defendants, on behalf of themselves and each of their predecessors, successors, parents, affiliates, custodians, agents, assigns, representatives, heirs, executors, trustees, administrators, partners and employees, past and present, shall be deemed to have released the Plaintiffs and Plaintiffs' Counsel from those claims or potential claims against Plaintiffs and Plaintiffs' Counsel which are based upon or arise out of the institution, assertion or prosecution of the Litigation or the Settled Claims.

       12. Plaintiffs' Counsel are hereby awarded, all from the Settlement Fund, attorneys' fees in the amount of $1,050,000, representing 30% of the Settlement Fund, and reimbursement of their expenses in the amount of $80,786.04, plus a proportionate share of the interest earned by the Settlement Fund on those amounts. These amounts are to be paid pursuant to the procedure set forth in the Stipulation of Settlement. Additionally, Plaintiffs' Counsel are hereby awarded attorneys' fees in the amount of $125,248.10, representing 20% of the enhanced value of the Settlement Purchase Escrow Fund on 2,504,962 shares, which amount shall be paid directly by Golden Bear Golf, Inc., and not out of the Settlement Purchase Escrow Fund.

       13. In setting the foregoing counsel fee, as a percentage of the common fund recovery obtained for the Class herein, this Court has considered the following factors set forth in Camden I Condominium Association, Inc. v. Dunkle, 946 F.2d 768 (11th Cir. 1991): (1) the novelty and complexity of the federal securities law issues involved; (2) the favorable result obtained for the Class; (3) the fact that this action was prosecuted on a contingent fee basis; (4) the experience of counsel on both sides; and (5) the fee customarily awarded for such litigation in this District and other courts in this Circuit.

       14. The Court reserves jurisdiction, without affecting the finalizing of this judgment, over: (a) implementing, administering and enforcing this Settlement and the Stipulation and any award or distribution of the Settlement Fund; (b) disposition of the Settlement Purchase Escrow Fund; and (c) other matters related or ancillary to the foregoing.

       15. An appeal of the portion of this Order which awards attorneys' fees or expenses, shall have no effect whatsoever on the finality of any other portion of this Final Judgment and Order of Dismissal and Judgment. Class Members appealing this Final Judgment and Order of Dismissal and Judgment, or any portion thereof, must first intervene pursuant to Federal Rule of Civil Procedure 24.

       16. The Court finds that no just reason exists for delay in entering final judgment in accordance with the Stipulation. Accordingly, the Clerk is hereby directed to enter this Judgment forthwith.

     ENTERED this 29th day of March, 2000, at West Palm Beach, Florida.

                                        /s/ DANIEL T.K. HURLEY
                                        ----------------------------------------
                                        Daniel T.K. Hurley
                                        United States District Judge

                                   EXHIBIT A

                            REQUESTS FOR EXCLUSION
                 FROM IN RE GOLDEN BEAR SECURITIES LITIGATION

SHAREHOLDER                                       HOLDINGS(1)
-----------                                       -----------
1. Barbara A. and Furman E. Cothran               100 shares
2. Hershey Gold and Nan Gold JTWROS               800 shares
3. Mark S. and Michelle Porter                     50 shares
4. Dorothy E. and Mile J. French II, Jt. Ten.     250 shares
5. Raymond J. Krepfle                             500 shares
6. Richard Rodney                                   Unknown

----------------
(1) During Class Period.

                             LETTER OF TRANSMITTAL

To accompany certificates formerly representing shares of Class A Common Stock of:

                            GOLDEN BEAR GOLF, INC.
     This Letter of Transmittal is to be executed and returned to First Union National Bank ("First Union"), the designated exchange agent (the "Exchange Agent") for the merger of GB Golf Corp. ("GB Golf") with and into Golden Bear Golf, Inc. ("Golden Bear"), along with certificates evidencing shares of the Class A Common Stock of Golden Bear (the "Old Shares") and any other documents referred to herein, at the following address:

      BY REGISTERED MAIL OR BY HAND            BY OVERNIGHT MAIL
      -----------------------------            -----------------
      FIRST UNION NATIONAL BANK                FIRST UNION NATIONAL BANK
      1525 WEST W.T. HARRIS BOULEVARD, 3-C-3   1525 WEST W.T. HARRIS BOULEVARD, 3-C-3
      REORG. DEPARTMENT, 3-C-3                 REORG. DEPARTMENT, 3-C-3
      CHARLOTTE, NORTH CAROLINA 28288-1153     CHARLOTTE, NORTH CAROLINA 28262-1153

                   PLEASE FOLLOW CAREFULLY THE INSTRUCTIONS
                           SET FORTH ON PAGE 5 BELOW

To: Exchange Agent

     Pursuant to the Agreement and Plan of Merger, dated as of January 12, 2000, between Golden Bear and GB Golf (the "Merger Agreement"), the undersigned holder(s) of the certificate(s) formerly representing Old Shares (the "Old Certificates") listed below herewith surrenders such Old Certificate(s) (accompanied by this signed Letter of Transmittal and any other documents required hereby) to the Exchange Agent. The undersigned hereby instructs and authorizes you to deliver, as set forth below, in exchange for such Old Certificate(s), the cash payment provided for in the Merger Agreement or certificates (the "New Certificates") for the number of shares of the new Class A Common Stock of Golden Bear (the "New Shares") provided for in the Merger Agreement, as applicable, and to take all necessary action to effect such delivery. The undersigned understands that such cash payment or New Certificates will be disbursed promptly by mail. Pursuant to the terms of the Merger Agreement, holders of Old Shares are entitled to receive 1 New Share for every 114,000 Old Shares they held on the effective date of the merger. However, pursuant to the terms of the Merger Agreement no fractional New Shares will be issued. Pursuant to the terms of the Merger Agreement, any holder of less than 114,000 Old Shares on the effective date of the merger will receive, in lieu of any fractional New Shares, a cash amount equal to $0.75 per share of Old Shares.

     The undersigned hereby represents and warrants that the undersigned is transmitting the Old Certificates free and clear of all liens, restrictions, charges, encumbrances or adverse claims, and that the undersigned has full authority to surrender such Old Certificates. All authority conferred herein shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by and shall survive the death or incapacity of the undersigned. The undersigned will, upon request, execute and deliver any additional documents required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or deemed necessary or desirable by the Exchange Agent in connection with the surrender of such Old Certificates.

     Please issue Old Certificate(s) or cash payment to which the undersigned is entitled in the name(s) shown below and forward such cash payment or Old Certificate(s) to the address indicated. The undersigned understands that, without the prior written consent of Golden Bear, no New Certificates or cash payment will be issued to the undersigned until all Old Certificates held by the undersigned have been validly tendered and the undersigned has complied with the instructions set forth herein. The undersigned agrees that, unless and until the undersigned shall otherwise advise Golden Bear in writing to the contrary, any future certificates representing New Shares issuable to the undersigned shall be delivered to the address to which the initial New Certificates and cash payment are mailed.

     ALL GOLDEN BEAR SHAREHOLDERS COMPLETE THE APPLICABLE INFORMATION ON THE REMAINDER OF THIS LETTER OF TRANSMITTAL.

     PLEASE COMPLETE THE FOLLOWING TABLE WITH RESPECT TO THE OLD SHARES WHICH YOU FORMERLY OWNED:

 NAME(S), TAX ID OR SOCIAL SECURITY NUMBER(S) AND   CERTIFICATE   NUMBER OF
 ADDRESSES OF REGISTERED HOLDER(S) (PLEASE PRINT)      NUMBER     OLD SHARES
----------------------------------------------------------------------------

                                                   -------------------------

                                                   -------------------------

                                                   -------------------------

                                                   -------------------------

                                                   -------------------------

----------------------------------------------------------------------------
 TOTAL NUMBER OF OLD SHARES
----------------------------------------------------------------------------


             SPECIAL ISSUANCE INSTRUCTIONS                                  SPECIAL DELIVERY INSTRUCTIONS
To be completed ONLY if the certificate is to be issued and        To be completed ONLY if the certificate is to be mailed
mailed to other than the registered holder(s) as described         to other than the registered holder(s) as described
above. See Instructions 5 and 6.                                   above.

Issue and mail the certificate and/or check to:                    Mail the certificate and/or check to:
Name ______________________________________________________        Name __________________________________________________
Address ___________________________________________________        Address _______________________________________________
___________________________________________________________        _______________________________________________________
___________________________________________________________        _______________________________________________________
(Social Security or Tax Identification Number)

[ ] If any Old Certificate(s) which you own has been lost, stolen or destroyed, check this box and see Instruction 3 below. Please fill out the remainder of this Letter of Transmittal and indicate here the number of Old Shares formerly represented by such Old Certificate(s):

--------------------------------------------------------------------------------
                                               NUMBER OF
  CERTIFICATE NUMBERS                          OLD SHARES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Very Truly Yours,

(X) __________________________________________________ Dated: ______________________________ , 2000

(X) __________________________________________________ Telephone No.: (   ) _______________________
    (SIGNATURE(S) OF FORMER GOLDEN BEAR SHAREHOLDER(S)


PLEASE SIGN AND DATE ABOVE


     NOTE: This Letter of Transmittal must be signed by registered holder(s) of the Old Shares exactly as the name(s) appear on the Old Certificate(s) and documents transmitted herewith, or the authorized representative of such registered holder(s), or by person(s) in whose name the cash payment or New Certificate(s) is to be issued. If signing is by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations, partners of partnerships or others acting in a fiduciary or representative capacity, please provide the information below. In addition, any person signing in such capacity may be requested by Golden Bear to deliver proper documentary evidence of the appointment and authority of such person to so act. (See Instruction 6.) If signing is by person(s) in whose name the new certificate(s) is to be issued, see Instruction 6.

 Name(s) (please print)        ______________________________________________

                               ______________________________________________

 Capacity (full title)         ______________________________________________

 Address (Including Zip Code)  ______________________________________________

                               ______________________________________________

                               ______________________________________________
Taxpayer Identification or
 Social Security No.           ______________________________________________

 Area Code and Telephone No.   ______________________________________________

                      MEDALLION GUARANTEE OF SIGNATURE(S)
                 (ONLY IF REQUIRED--SEE Instructions 5 and 6)

 Signature(s) Guaranteed by:   ______________________________________________
 Title of Officer Signing this
   Guarantee (Please Print)    ______________________________________________
 Name of Guaranteeing Firm
   (Please Print)              ______________________________________________
 Address of Guaranteeing Firm
   (Please Print)              ______________________________________________
                               ______________________________________________
                               ______________________________________________

             INSTRUCTIONS AND TERMS FOR SURRENDERING CERTIFICATES

     These instructions are part of the Letter of Transmittal:

1. GENERAL. This Letter of Transmittal (or a copy hereof) must be used by Golden Bear shareholders in connection with the surrender of Old Certificate(s). A properly completed and duly executed Letter of Transmittal (or copy of facsimile hereof) and any other documents required by this Letter of Transmittal, each in a form satisfactory to Golden Bear, must be received by the Exchange Agent at the address of the Exchange Agent set forth herein in order to make an effective surrender. Until all necessary steps have been taken to surrender the Old Certificate(s), no issuance of New Shares shall be made.

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, THE OLD CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND RISK OF THE SHAREHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

2. INADEQUATE SPACE. If the space provided herein is inadequate, the Old Certificate number(s) and the number of Old Shares should be listed on a separate, signed schedule attached hereto.

3. LOST CERTIFICATE. If your Old Certificates(s) has been lost or destroyed, that fact should be indicated on this Letter of Transmittal (or a copy hereof) which should then be delivered to the Exchange Agent after being otherwise properly completed and duly executed. In such event, the Exchange Agent will forward additional documentation necessary to be completed in order to effectively surrender such lost or destroyed Old Certificates(s). If any Old Certificates(s) has been lost or destroyed an indemnity and surety bond may be required.

4. VALIDITY OF SURRENDER; IRREGULARITIES. All questions as to validity, form and eligibility of any surrender of Old Certificates(s) will be determined by Golden Bear, and such determination shall be final and binding. Golden Bear reserves the right to waive any irregularities or defects in the surrender of any Old Certificates(s) and its interpretation of the terms and conditions of the Letter of Transmittal with respect to such irregularities or defects shall be final and binding. A surrender will not be deemed to have been validly made until all irregularities have been cured or waived. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the signer(s) hereof.

5. GUARANTEE OF SIGNATURES. No signature guarantee on this Letter of Transmittal is required if this Letter of Transmittal is signed by the registered holder(s) of the Old Certificates(s) surrendered herewith. IN ALL OTHER CASES, all signatures on this Letter of Transmittal must be guaranteed by an eligible guarantor institution (bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program), pursuant to Rule 17Ad-15 promulgated under the Exchange Act (an "Eligible Institution"). See Instruction 6.

6. SIGNATURES ON LETTER OF TRANSMITTAL, ENDORSEMENTS AND SPECIAL ISSUANCE INSTRUCTIONS. If this Letter of Transmittal is signed by the registered holder(s) of the Old Certificates(s) surrendered herewith, the signature(s) must CORRESPOND EXACTLY with the name(s) as written on the face of the Old Certificates(s) without alterations or any change whatsoever.

     If any of the Old Certificates(s) surrendered herewith is owned of record by two or more joint owners, ALL such owners must sign this Letter of Transmittal. If any Old Certificates are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Old Certificates.

     If this Letter of Transmittal or any Old Certificates(s) is signed or endorsed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation, partner of a partnership or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Golden Bear for such person's authority so to act must be submitted herewith.

     When this Letter of Transmittal is signed by the registered holder(s) of the Old Certificates(s) listed and transmitted herewith, no endorsements of Old Certificates(s) or separate stock powers is required.

     If the cash payment or any New Certificate is to be issued in the name of someone OTHER THAN the registered holder(s) of the Old Certificate(s), (a) the Old Certificate(s) must be duly endorsed by the registered holder(s) to the person(s) in whose name the issuance is made, and (b) the signature(s) of the registered holder(s) endorsing the Old Certificates(s) must be medallion guaranteed by an Eligible Institution. SEE Instruction 5.

7. TRANSFER TAXES. Transfer taxes may be payable in connection with the issuance of New Certificates hereunder only in the event that cash payment or New Certificate(s) is issued to a person other than the registered holder thereof. The person surrendering the Old Certificates(s) shall pay all required transfer taxes, if any, to Golden Bear.

8. NO CONDITIONAL SURRENDER. Golden Bear will not accept any conditional or contingent surrender of Old Certificates.

9. INQUIRIES. All inquiries with respect to this Letter of Transmittal and requests for additional copies of this Letter of Transmittal should be made to the Exchange Agent, at the address set forth in this Letter of Transmittal. Questions regarding the Letter of Transmittal should be directed to the Exchange Agent, telephone 1-800-829-8432 or at the address set forth in this Letter of Transmittal.

                           IMPORTANT TAX INFORMATION

     Under federal income tax laws, a shareholder whose Old Certificates(s) is exchanged for cash is required by law to provide the Exchange Agent (the payer) with his correct taxpayer identification number on Substitute Form W-9 below. If such shareholder is an individual, the taxpayer identification number is his social security number. If the Exchange Agent is not provided with the correct taxpayer identification number, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such shareholder with respect to Old Shares exchanged for cash may be subject to backup withholding.

     Exempt shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. (In order to satisfy the Exchange Agent that a foreign individual qualifies as an exempt recipient, that shareholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Exchange Agent.)

     If backup withholding applies, the Exchange Agent is required to withhold 31% of any such payments made to the shareholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

     WHAT NUMBER TO GIVE THE EXCHANGE AGENT. The shareholder is required to give the Exchange Agent the social security number or taxpayer identification number of persons to whom checks are issued.

                                 PART 1--PLEASE PROVIDE YOUR TIN IN    _______________________________________________
                                 THE BOX AT RIGHT AND CERTIFY BY                  Enter your Social Security
                                 SIGNING AND DATING BELOW
                                                                       OR ____________________________________________
                                                                                   Employer ID Number here:
                                 =====================================================================================
                                 PART 2--Certification--Under penalties of perjury, I certify that:    PART 3--
                                 (1) The number shown on this form is my correct Taxpayer
                                     Identification Number (or I am waiting for a number to be issued  Awaiting TIN [ ]
                                     to me) and
                                 (2) I am not subject to backup withholding because (i) I am exempt
 SUBSTITUTE                          from backup withholding, (ii) I have not been notified by the
                                     Internal Revenue Service ("IRS") that I am subject to backup
 FORM W-9                            withholding as a result of failure to report all interest or dividends,
 DEPARTMENT OF THE TREASURY          or (iii) the IRS has notified me that I am no longer subject to
 INTERNAL REVENUE SERVICE            backup withholding.
 PAYER'S REQUEST FOR TAXPAYER
 IDENTIFICATION NUMBER ("TIN")   Certificate instructions--You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

                                 SIGNATURE ........................... DATE ......................2000

                                 NAME (PLEASE PRINT) .................................................

                                                                  EXHIBIT (c)(2)


                                            PROJECT OSO
                               Presentation to the Board of Directors
                                          November 1, 1999

                                  PROJECT OSO
-------------------------------------------------------------------------------
                               Table Of Contents

SECTION I      EXECUTIVE SUMMARY

SECTION II     OSO PUBLIC MARKET OVERVIEW

SECTION III    OSO VALUATION ANALYSIS

APPENDIX       FINANCIAL BACKUP

-------------------------------------------------------------------------------

                               EXECUTIVE SUMMARY

-------------------------------------------------------------------------------

                                  PROJECT OSO
-------------------------------------------------------------------------------
                               Executive Summary

Morgan Stanley has worked with Golden Bear Golf, Inc. ("GBG") in order to complete a valuation of the Company's assets and liabilities

/bullet/ Valuation to serve as primary consideration for a going-private transaction in conjunction with settlement of class-action lawsuit

/bullet/ Morgan Stanley informally retained as of February, 1999

/bullet/ Presentation to GBG senior management on April 7, 1999

/bullet/ Officially retained as of May 13, 1999

/bullet/ Ongoing discussions and due-diligence process

In considering the appropriate value to be paid for the publicly held equity of GBG, we have primarily relied on a calculation of intrinsic value comprised of six pockets of value:

/bullet/ Value of existing and ongoing business

/bullet/ Cost of liquidation of the discontinued operations

/bullet/ Value derived from application of net operating losses ("NOLs") to future earnings

/bullet/ Value of referral fees from Weitz Golf

/bullet/ Arthur Andersen settlement net proceeds

/bullet/ Legal and SEC Investigation risk / cost

                                  PROJECT OSO
-------------------------------------------------------------------------------
                               Executive Summary
                                  (continued)

The current view as to the intrinsic value of GBG's equity is $0.51 to $0.76 per share

/bullet/ Implies a total company value of $2.8MM to $4.2MM

/bullet/ Represents a total public market payout of $1.3MM to $1.9MM

Secondarily, the ultimate public minority buyout value per share will have to be compared to premiums paid in precedent minority buyouts

/bullet/ However, current market value may not be an accurate reflection of GBG's equity value

/bullet/ Precedent premiums average in the range of 20%-25% with a wide disparity of data points

Next steps include the following:

/bullet/ Finalization of offer price

/bullet/ Board approval and delivery of MSDW financial opinion

/bullet/ Coordination of public announcements

/bullet/ Filing of 13 e-3 with SEC

/bullet/ Legal implementation of settlement and buyout and going-private transaction

-------------------------------------------------------------------------------

                           OSO PUBLIC MARKET OVERVIEW

-------------------------------------------------------------------------------

                                  PROJECT OSO
-------------------------------------------------------------------------------
                      Public Market Trading Considerations


GBG has suffered its dramatic decline in stock price due to a series of events that were poorly received by public market investors

/bullet/ Restructuring of construction unit

/bullet/ Departure of top executives and consequent severance cost

/bullet/ Ambitious Golf Center expansion plans met with significant time and resource investment required to upgrade and integrate centers

/bullet/ Departure of Paragon management and subsequent investigation

/bullet/ Liquidity concerns

/bullet/ Exit from Golf Centers - a previous core operation

/bullet/ Restatement of prior earnings

During this company specific string of events, the overall golf branded sector has experienced a significant decline

/bullet/ Although a selected few stocks have traded up, most golf related equities experienced from slight declines to 90% declines over same period

/bullet/ As a result of GBG's decline and the halt in trading, the current stock price cannot be viewed as a true indication of value

/bullet/ Severely reduced liquidity after resumption of trading

/bullet/ Retail dominated shareholder base susceptible to halo effect of brand name

/bullet/ Price has declined to a point where "option value" creates a floor value, regardless of true value of assests

                                  PROJECT OSO
-------------------------------------------------------------------------------
                       Annotated Share Price Performance
                                   Since IPO

                               [GRAPHIC OMITTED]

                                  PROJECT OSO
-------------------------------------------------------------------------------
                           Public Market Comparables

                               [GRAPHIC OMITTED]

                                  PROJECT OSO
-------------------------------------------------------------------------------
                         Indexed Price Performance (1)

                               [GRAPHIC OMITTED]

                                  PROJECT OSO
-------------------------------------------------------------------------------
                         Indexed Price Performance (1)

                               [GRAPHIC OMITTED]

                                  PROJECT OSO
-------------------------------------------------------------------------------
                      Overview of Comparable Companies (1)

                          2000         LONG-TERM     2000 PE/
COMPARABLE COMPANY   PRICE/EARNINGS   GROWTH RATE   GROWTH RATE
------------------   --------------   -----------   -----------
GOLF APPAREL
Ashworth                  8.2x           25.0%          0.33x
Cutter & Buck            13.2            28.8%          0.46
Hartmarx                 11.3            20.0%          0.57
Sport-Haley               6.3            10.0%          0.63
  MEAN(2)                 8.6X           18.3%          0.51X
  MEDIAN(2)               8.2            20.0%          0.57

Family Golf Centers      11.0            25.0%          0.44

GOLF EQUIPMENT
Callaway Golf
Adams Golf               11.7x           15.0%          0.78x
Teardrop Golf            10.3            12.5%          0.83
Coastcast                 4.0            40.0%          0.10
  MEAN(2)                 8.9            15.0%          0.59
  MEDIAN(2)               8.7X           22.5%          0.57X
                         10.3            15.0%          0.78

  TOTAL MEAN(2)           9.0X           21.1%          0.52X
  TOTAL MEDIAN(2)        10.3            20.0%          0.57
--------
Notes: (1) Based on most recent I/B/E/S research estimates.
       (2) Excludes Cutter & Buck and Coasteast as outliers.

                                  PROJECT OSO
-------------------------------------------------------------------------------
                               Volume Performance
                          Since Resumption of Trading

                               [GRAPHIC OMITTED]


                               TOTAL SHARES  % OF FLOAT   $ VALUE
                               ------------  ----------   -------
Daily Average Since 10/29/98      16,720        0.3%      $21,649
Daily Average Since 2/5/99         7,802        0.1%      $ 9,102

                                  PROJECT OSO
-------------------------------------------------------------------------------
                            Overview of Shareholders

                               [GRAPHIC OMITTED]

                  INSTITUTIONAL OWNERSHIP(1)
-------------------------------------------------------------
   INSTITUTION             % OWNERSHIP         # OF SHARES
-------------------------------------------------------------

Mutual of America             1.63%              90,000
Capital Mgmt. Corp.

New Jersey Division           1.27%              70,000
of Investment

Dimensional Fund              0.31%              17,300
Advisors

Barclays Global               0.02%               1,210
Investors                                       -------

Total                                           178,510
                                                =======

---------
Note: (1) Based on 5,504,962 total shares outstanding as of 6/30/99.

-------------------------------------------------------------------------------

                             OSO VALUATION ANALYSIS

-------------------------------------------------------------------------------

                                  PROJECT OSO
-------------------------------------------------------------------------------
                       Going-Private Value Considerations


The appropriate value to be paid for the publicly held shares of GBG is primarily determined by a theoretical sum-of-the-parts valuation

/bullet/ Separately evaluates each pocket of value using appropriate methodology

Secondarily, precedent premiums paid for minority buyouts must be considered

/bullet/ Recognizing other factors potentially inflating current GBG stock price

Assuming a $3.5 million class-action lawsuit settlement and $1.6 million public minority buyout (midpoint of intrinsic value), the "package value" delivered to shareholders will be well in excess of the current stock price

/bullet/ $2.04 package value represents a 226% premium to current stock price

         /bullet/ $0.65 buyout value (4% premium to current stock price)

         /bullet/ $1.39 per share settlement (222% of current stock price)

                                  PROJECT OSO
-------------------------------------------------------------------------------
                            Valuation Considerations
                                Pockets of Value

                               [GRAPHIC OMITTED]

                                  PROJECT OSO
-------------------------------------------------------------------------------
                            Valuation Considerations

POCKETS OF VALUE                                COMMENTARY
------------------------     --------------------------------------------------
Ongoing Business             Discounted cash flows at 13% to 14% and public
                               market comparable analysis
                             Businesses have significant contract renewal risk
                                  /bullet/ Visa
                                  /bullet/ Family Golf
                             Difficulty in assessing dark cloud impact
                             Key person dependence for Nicklaus/Flick

Discontinued Operations      NPV of liquidation payments over next five years
                             Potential risk beyond projected cost
                                  /bullet/ Greater "distressed sale" factor
                                  /bullet/ Negotiation risk with
                                           creditors/counterparties
                                  /bullet/ Further claims
                                  /bullet/ Benefit of JN association

NOLs                         Present value at GBG cost of equity of 15%
                             Discount to theoretical NPV

Weitz Golf                   Present value at rate of return of 20% for
                               construction "start-up"
                             Potentially greater risk profile given lack of
                               history and no payments until 2001
                             Relationship with GBI crucial to potential value
                               creation

Arthur Andersen Settlement   Net cash value after transaction costs, payables
                               and class-action contribution

Legal/SEC                    Potential non-insured litigation risk
                             SEC investigation
                             Appraisal rights

                                  PROJECT OSO
-------------------------------------------------------------------------------
                               Valuation Summary
                          ($M, Except Per Share Data)

                                               VALUE RANGE
                                        -------------------------
POCKET OF VALUE                           LOW               HIGH
---------------                         -------            ------

Ongoing Business                         4,000              4,500

Discontinued Operations                 (7,500)            (7,000)

NOLs                                       600                700

Weitz Golf                               1,700              2,000

Arthur Andersen Proceeds(1)              4,000              4,000

Legal/SEC                                  ?                  ?
                                       -------            -------

TOTAL VALUE RANGE                      $ 2,800            $ 4,200
                                       =======            =======

IMPLIED PRICE PER SHARE (2)               0.51               0.76
% Premium to Market Value (3)              (18%)               24%
---------
Notes: (1) Represents $5.5 million gross proceeds less $0.5 million class-action contribution, $0.7 million payables and $0.3 million transaction costs.
       (2) Based on 5,504,962 total shares outstanding.
       (3) Based on $0.63 share price as of October 26, 1999.

                                  PROJECT OSO
-------------------------------------------------------------------------------
                          Valuation - Ongoing Business
                          ($M, Except Per Share Data)

PUBLIC MARKET TRADING MATRIX
----------------------------
     2000              IMPLIED GBG           IMPLIED EQUITY
PRICE/EARNINGS        EQUITY VALUE(1)       VALUE PER SHARE(2)
--------------        ---------------       ------------------
     6.0x                $2,751                  $0.50
     7.0                  3,210                   0.58
     8.0                  3,668                   0.67
     9.0                  4,127                   0.75
    10.0                  4,585                   0.83
    11.0                  5,044                   0.92


                DISCOUNTED CASH FLOW MATRIX
-----------------------------------------------------------

Perpetual Growth Rate             2.0%           3.0%
                             --------------  --------------

Discount Rate                  13%    14%     13%     14%
                             ------  ------  ------  ------

Implied Asset Value          $2,825  $2,600  $3,028  $2,765

Implied Equity Value          5,426   5,201   5,628   5,365

Equity Value per Share(2)    $ 0.99  $ 0.99  $ 1.02  $ 0.97
                             ======  ======  ======  ======
-------
Notes: (1) Based on fully taxed 2000 budgeted Net Income of $459, excluding one-time gains and losses.
       (2) Based on 5,504,962 total shares outstanding.

                                  PROJECT OSO
-------------------------------------------------------------------------------
                      Valuation - Discontinued Operations
                          ($M, Except Per Share Data)


                   DISCOUNTED CASH FLOW MATRIX
----------------------------------------------------------

Discount Rate                          13%      14%
                                    -------  -------

Implied Present Value                $7,287   $7,160

Implied Present Value per Share      ($1.32)  ($1.30)
                                     =======  =======
-----------------------------------------------------

SENSITIVITY
-----------
/plus or minus/ $1.0MM Payment             $618 to $639
                                           $0.11-$0.12 per share

CONSENSUS VALUE RANGE OF ($7,000) TO ($7,500)
OR ($1.27) TO ($1.36)

                                  PROJECT OSO
-------------------------------------------------------------------------------
                                Valuation - NOLs
                                      ($M)

                           PRESENT VALUE OF NOLS
      % OF                 ---------------------
THEORETICAL VALUE          $725     $775    $825
-----------------          ----     ----    ----

      90%                   653      698     743

      80%                   580      620     660

      70%                   508      543     578

      60%                   435      465     495

                                  PROJECT OSO
-------------------------------------------------------------------------------
                             Valuation - Weitz Golf
                          ($M, Except Per Share Data)

                        DISCOUNTED CASH FLOW MATRIX
----------------------------------------------------------------------

Perpetual Growth Rate              2.0%            3.0%
                            ----------------    ----------------

Discount Rate                 19%       21%       19%       21%
                            ------    ------    ------    ------

Implied Equity Value        $1,920    $1,685    $2,015    $1,757

Equity Value per Share      $ 0.35    $ 0.31    $ 0.37    $ 0.32
                            ======    ======    ======    ======

----------------------------------------------------------------

SENSITIVITY
-----------
/less than or equal to/ $100     $317 to $393
                                 $0.06 to $0.07 per share

CONSENSUS VALUE RANGE OF $1,700 TO $2,000 OR
$0.31 TO $0.36 PER SHARE

                                  PROJECT OSO
-------------------------------------------------------------------------------
                Selected Precedent Minority Buyout Transactions
                % Premium to 4 Weeks Prior to Announcement Date
                                  1996 to Date

                               [GRAPHIC OMITTED]

-------------------------------------------------------------------------------

                                    APPENDIX

-------------------------------------------------------------------------------

                                  PROJECT OSO
-------------------------------------------------------------------------------
                     Ongoing Business Financial Projections
                             Assumption Comparison
                                      ($M)

                                GBG
    BUSINESS             FINANCIAL ASSUMPTIONS                           COMMENTARY
----------------         -----------------------              -------------------------------------
Golf Instruction         Flat revenues at $5,745              Potential decline in Corporate events
                                                              Key man dependency
                                                              Potential retail offset

Golf Center Franchise    $920 annual revenue for 1999         1999 $800,000 revenues from Family Golf
                           /bullet/ $800 from Family Golf     fully paid
                           /bullet/ $120 from International   2000 $800,000 included at 60% probability
                         $700 in 2000, $520 in 2001           Remaining revenue and growth to come
                         and increase by $100 thereafter      from International centers


Licensing and Other      $3,875 in 1999 and thereafter        Recent decline in Hart Marx revenue offset
                                                              by Dillards order ($6-$7 MM)
                                                              Difficult to grow through existing channels
                                                              Assumes VISA revenue continues

JNAI                     $575 in 1999 and 2000 and            GBG revenue split increased by 50% after
                         increase by $100 annually            2000 due to restructuring
                         thereafter                           Asian recovery